    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 8, 1996

                                                      REGISTRATION NO. 333-14507
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------


      INDEPENDENT BANK CORPORATION                    IBC CAPITAL FINANCE
(EXACT NAME OF REGISTRANT AS SPECIFIED IN  (EXACT NAME OF CO-REGISTRANT AS SPECIFIED
              ITS CHARTER)                              IN ITS CHARTER)
                MICHIGAN                                   DELAWARE
     (STATE OR OTHER JURISDICTION OF            (STATE OR OTHER JURISDICTION OF
     INCORPORATION OR ORGANIZATION)             INCORPORATION OR ORGANIZATION)
               38-2032782                                 38-6681043
  (I.R.S. EMPLOYER IDENTIFICATION NO.)       (I.R.S. EMPLOYER IDENTIFICATION NO.)


                              230 WEST MAIN STREET
                             IONIA, MICHIGAN 48846
                                 (616) 527-9450

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
         REGISTRANT'S AND CO-REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                         ------------------------------

                                WILLIAM R. KOHLS
                              230 WEST MAIN STREET
                             IONIA, MICHIGAN 48846
                                 (616) 527-9450
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                         ------------------------------

                                   COPIES TO:

             MICHAEL G. WOOLDRIDGE                                 JAMES L. NOUSS, JR.
    VARNUM, RIDDERING, SCHMIDT & HOWLETT LLP                          BRYAN CAVE LLP
            333 BRIDGE STREET, N.W.                            211 N. BROADWAY, SUITE 3600
          GRAND RAPIDS, MICHIGAN 49504                        ST. LOUIS, MISSOURI 63102-2750
                 (616) 336-6000                                       (314) 259-2000

                         ------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

     If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM    PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF              AMOUNT TO BE      OFFERING PRICE    AGGREGATE OFFERING     AMOUNT OF
       SECURITIES BEING REGISTERED            REGISTERED(1)        PER UNIT             PRICE        REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Preferred Securities of IBC Capital
  Finance(1)..............................       690,000            $25.00           $17,250,000       $5,227.27(2)
Subordinated Debentures of Independent
  Bank Corporation(3).....................         (3)                --                  --                --
Guarantee of Independent Bank Corporation
  with respect to Preferred
  Securities(4)...........................         (4)                --                  --                --
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------



(1) Includes 90,000 Preferred Securities which may be sold by IBC Capital Finance to cover over-allotments.


(2) Registration fee was previously paid.


(3) The Subordinated Debentures will be purchased by IBC Capital Finance with the proceeds of the sale of the Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred Securities of IBC Capital Finance upon its dissolution and the distribution of its assets.


(4) This Registration Statement is deemed to cover the Subordinated Debentures of Independent Bank Corporation, the rights of holders of Subordinated Debentures of Independent Bank Corporation under the Indenture, and the rights of holders of the Preferred Securities under the Trust Agreement, the Guarantee, the Expense Agreement entered into by Independent Bank Corporation and certain backup undertakings as described herein. No separate consideration will be received for the Guarantee or such backup undertakings.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          INDEPENDENT BANK CORPORATION

                             CROSS REFERENCE SHEET


             FORM S-2 NUMBER AND CAPTION                     LOCATION IN PROSPECTUS
     -------------------------------------------   -------------------------------------------
  1. Forepart of the Registration Statement and
     Outside Front Cover Page of the
     Prospectus.................................   Outside Front Cover
  2. Inside Front and Outside Back Cover Pages
     of Prospectus..............................   Inside Front Cover; Available Information;
                                                   Outside Back Cover
  3. Summary Information, Risk Factors and Ratio
     of Earnings to Fixed Charges...............   Prospectus Summary; Consolidated Financial
                                                   Data; Risk Factors
  4. Use of Proceeds............................   Prospectus Summary; Use of Proceeds
  5. Determination of Offering Price............   Not Applicable
  6. Dilution...................................   Not Applicable
  7. Selling Security Holders...................   Not Applicable
  8. Plan of Distribution.......................   Underwriting
  9. Description of Securities to be
     Registered.................................   Prospectus Summary; Description of
                                                   Preferred Securities; Description of
                                                   Subordinated Debentures; Description of
                                                   Guarantee; Description of Capital Stock;
                                                   Book-Entry Issuance
 10. Interests of Named Experts and Counsel.....   Validity of Securities; Experts
 11. Information with Respect to the Company....   Prospectus Summary; Recent Developments;
                                                   Capitalization; Selected Consolidated
                                                   Financial Data; Management's Discussion and
                                                   Analysis of Financial Condition and Results
                                                   of Operations; Business; Incorporation of
                                                   Certain Documents by Reference; Description
                                                   of Preferred Securities; Description of
                                                   Subordinated Debentures; Description of
                                                   Guarantee; Relationship Among the Preferred
                                                   Securities, the Subordinated Debentures and
                                                   the Guarantee; Description of Capital
                                                   Stock; Consolidated Financial Statements
 12. Incorporation of Certain Information by
     Reference..................................   Incorporation of Certain Documents by
                                                   Reference
 13. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities................................   Not Applicable

                 SUBJECT TO COMPLETION, DATED NOVEMBER 8, 1996

PROSPECTUS

                          600,000 PREFERRED SECURITIES



                              IBC CAPITAL FINANCE


                      % CUMULATIVE TRUST PREFERRED SECURITIES


                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)


         FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED HEREIN, BY


                             INDEPENDENT BANK LOGO


     The      % Cumulative Trust Preferred Securities ("Preferred Securities")
offered hereby represent beneficial interests in IBC Capital Finance, a trust created under the laws of the State of Delaware ("IBC Capital"). Independent Bank Corporation, a Michigan corporation ("Company") will be the owner of all the beneficial interests represented by common securities of IBC Capital ("Common Securities"). State Street Bank and Trust Company is the Property Trustee of IBC Capital. IBC Capital exists for the purpose of issuing the
Preferred Securities and investing the proceeds thereof in      % Subordinated
Debentures ("Subordinated Debentures"), to be issued by the Company. The
Subordinated Debentures will mature on             , 2026, which date may be (1)
shortened to a date not earlier than             , 2001, or (2) extended to a
date not later than             , 2045, in each case if certain conditions are
met (including, in the case of shortening the Stated Maturity (as defined herein), the Company having received prior approval of the Board of Governors of the Federal Reserve System ("Federal Reserve") to do so if then required under applicable capital guidelines or policies of the Federal Reserve). The Preferred Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise over the Common Securities. See "Description of Preferred Securities -- Subordination of Common Securities."


                                                        (continued on next page)

                            ------------------------


    SEE "RISK FACTORS" COMMENCING ON PAGE 9 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------
THE SECURITIES OFFERED BY THIS PROSPECTUS ARE NOT SAVINGS OR DEPOSIT ACCOUNTS
   OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE BANK INSURANCE
      FUND OR THE SAVINGS ASSOCIATION INSURANCE FUND OF THE FEDERAL
        DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENT AGENCY.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                             PRICE TO           UNDERWRITING          PROCEEDS TO
                                              PUBLIC            COMMISSION(1)      IBC CAPITAL(2)(3)
------------------------------------------------------------------------------------------------------
Per Preferred Security.................        $25.00                (2)                   $
------------------------------------------------------------------------------------------------------
Total(4)...............................      $15,000,000             (2)                   $
------------------------------------------------------------------------------------------------------



(1) IBC Capital and the Company have each agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."



(2) In view of the fact that the proceeds of the sale of the Preferred Securities will be invested in the Subordinated Debentures, the Company has agreed to pay the Underwriter as compensation ("Underwriter's Compensation")
    for its arranging the investment therein of such proceeds, $    per
    Preferred Security, or $    in the aggregate, ($    if the over-allotment
    option is exercised in full). See "Underwriting."



(3) Expenses of the offering are payable by the Company and are estimated to be $340,000.



(4) IBC Capital has granted the Underwriter an option exercisable within thirty
    (30) days from the date of this Prospectus to purchase up to 90,000 additional Preferred Securities on the same terms and conditions set forth above to cover over-allotments, if any. If all such additional Preferred Securities are purchased, the total Price to Public and Proceeds to IBC
    Capital will be $17,250,000 and $         respectively. See "Underwriting."

                            ------------------------


     The Preferred Securities are offered by the Underwriter subject to receipt and acceptance by it, prior sale and the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Preferred Securities will be made in St.
Louis, Missouri on or about                , 1996.


                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED


November   , 1996


     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

(continued from previous page)



     Holders of Preferred Securities will be entitled to receive preferential cumulative cash distributions accruing from the date of original issuance and payable quarterly in arrears on the last day of March, June, September and
December of each year, commencing March 31, 1997, at the annual rate of      %
of the Liquidation Amount of $25 per Preferred Securities ("Distributions"). The Company has the right to defer payment of interest on the Subordinated Debentures at any time or from time to time for a period not to exceed 20 consecutive quarters with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Subordinated Debentures are so deferred, Distributions on the Preferred Securities will also be deferred, and the Company will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Subordinated Debentures. During an Extension Period, interest on the Subordinated Debentures will continue to accrue (and the amount of Distributions to which holders of the Preferred
Securities are entitled will accumulate) at the rate of      % per annum,
compounded quarterly, and holders of the Preferred Securities will be required to accrue interest income for United States federal income tax purposes. See "Description of Subordinated Debentures -- Option to Extend Interest Payment Period," and "Certain Federal Income Tax Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount."



     The Company has, through the Guarantee, Trust Agreement, Subordinated Debentures, Indenture and the Expense Agreement (each as defined herein), taken together, fully, irrevocably and unconditionally guaranteed all of IBC Capital's obligations under the Preferred Securities. See "Relationship Among the Preferred Securities, the Subordinated Debentures and the Guarantee -- Full and Unconditional Guarantee." The Guarantee of the Company guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by IBC Capital, as described herein. See "Description of Guarantee." If the Company does not make interest payments on the Subordinated Debentures held by IBC Capital, IBC Capital will have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payments of Distributions when IBC Capital does not have sufficient funds to pay such Distributions. The obligations of the Company under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and, under certain circumstances, Additional Senior Obligations (each as defined in "Description of Subordinated Debentures -- Subordination") of the Company.



     The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. Subject to Federal Reserve approval, if then required, the Subordinated Debentures are redeemable prior to maturity at the option of the
Company (1) on or after             , 2001, in whole at any time or in part from
time to time, or (2) at any time, in whole (but not in part), upon the occurrence and during the continuance of a Tax Event or an Investment Company Event (as defined herein), in each case at a redemption price equal to the accrued and unpaid interest on the Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. See "Description of Preferred Securities -- Redemption or Exchange."



     The Company will have the right at any time to terminate the Preferred Securities and cause the Subordinated Debentures to be distributed to holders of Preferred Securities in liquidation of IBC Capital, subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. See "Description of Preferred Securities -- Redemption or Exchange." The Subordinated Debentures are unsecured and subordinated to all Senior Debt, Subordinated Debt and, under certain circumstances, Additional Senior Obligations.



     In the event of the termination of IBC Capital, after satisfaction of liabilities to creditors of IBC Capital as required by applicable law, the holders of Preferred Securities will be entitled to receive a Liquidation Amount of $25 per Preferred Security, plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount of a Subordinated Debenture, subject to certain exceptions. See "Description of Preferred Securities -- Liquidation Distribution Upon Termination."



     The Preferred Securities have been approved for quotation on the Nasdaq National Market under the symbol "IBCPP."

                                      map


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus is based on the assumption that the Underwriter will not exercise its over-allotment option.

                                  THE COMPANY

     The Company is a bank holding company with four wholly owned subsidiary banks (the "Banks") engaged in the business of retail and commercial banking in portions of Michigan's lower peninsula. Collectively, the Banks serve over 45 communities, which are principally rural and suburban in nature, through their four main offices and a total of 45 branches and five loan production offices.


     Over the past five years, the Company has experienced significant growth in its assets while at the same time retaining a net interest margin that has exceeded 5% of average earning assets. During this time period, the Company's average return on equity exceeded 15%. Since December 31, 1990, total assets have increased by 119% to $793.2 million at September 30, 1996. Earnings per share have grown by a compound annual rate of 14.6% to $2.38 for the year ended December 31, 1995, from $1.38 in 1991.


                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,                         YEAR ENDED DECEMBER 31,
                                --------------------     --------------------------------------------------------
                                  1996        1995         1995        1994        1993        1992        1991
                                --------    --------     --------    --------    --------    --------    --------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Assets.......................   $793,152    $574,988     $590,147    $516,211    $482,027    $403,125    $406,469
Net income...................      5,819       4,987        6,810       6,031       5,606       5,109       4,018
Net income per share.........       2.02        1.74         2.38        2.09        1.95        1.78        1.38
Return on equity.............      15.78%      15.60%       15.59%      15.22%      15.21%      15.88%      13.56%
Net interest margin..........       5.45        5.69         5.65        5.88        5.85        5.88        5.20

THE COMPANY'S APPROACH TO COMMUNITY BANKING

     The Company attributes its past success to the consistent application of community banking practices in predominantly rural and suburban markets. The Company's operating philosophy seeks to preserve those elements of traditional community banking which management believes create a competitive advantage in the markets in which it operates. Accordingly, the Banks emphasize personal service and customer recognition, prompt response to customer needs, convenience, continuity of personnel and management, and commitment to and participation in the community.

     DECENTRALIZED MANAGEMENT. The Company vests management of the Banks with the authority to make local pricing and credit decisions to better anticipate customer needs, respond to customer demands, and identify profitable opportunities within their respective markets. While management of each of the Banks is granted the authority to make decisions for its local operations, it is also held accountable for its performance.


     CORPORATE ADMINISTRATIVE AND SUPPORT SERVICES. To complement the Company's decentralized management structure and preserve its community banking practices within an expanding franchise, the Company's corporate service departments provide a variety of services to each of the Banks. The Company believes that this partnership between the Banks' management and Company personnel allows the management of each of the Banks to focus on sales and customer service while providing the Company with internal controls, and the ability to provide consistent service quality and attain operating efficiencies.

BUSINESS STRATEGY


     The ability to profitably deploy the capital generated by the Company's results of operations or otherwise maintain financial leverage is critical to the Company's mission to create value for its shareholders. Much of the Company's recent growth has resulted from acquisitions. The Company will continue to consider opportunities for expansion through selective acquisitions in markets where management believes its community banking approach creates a competitive advantage. As part of this strategy, the Company has agreed to acquire eight branch facilities from First of America Bank -- Michigan, National Association, including approximately $121.5 million in deposits and $21.5 million in loans. See "Recent Developments."


     In the absence of suitable acquisition candidates, the Company will continue to rely upon the Banks' ability to profitably fund loan growth with nondeposit funding sources, including advances from the Federal Home Loan Bank, as well as traditional deposit based funding sources. The cost of such nondeposit funds is a principal consideration in the Banks' loan and deposit pricing strategies.

     The Company intends to continue to focus on the management of its capital resources. The Company's dividend policies and share repurchase plan have been integral components of management's efforts to maintain profitable financial leverage.


                              IBC CAPITAL FINANCE



     IBC Capital Finance ("IBC Capital") is a statutory business trust formed under Delaware law pursuant to (i) the Trust Agreement executed by the Company, as Depositor, State Street Bank and Trust Company, as Property Trustee, Wilmington Trust Company, as Delaware Trustee, and the Administrative Trustees named therein ("Trust Agreement"), and (ii) the filing of a certificate of trust with the Delaware Secretary of State on November 7, 1996. IBC Capital's business and affairs are conducted by its Property Trustee, Delaware Trustee, and three individual Administrative Trustees who are employees or officers of or affiliated with the Company. IBC Capital exists for the exclusive purposes of
(i) issuing and selling the Preferred Securities and Common Securities, (ii) using the proceeds from the sale of Preferred Securities and Common Securities to acquire Subordinated Debentures issued by the Company and (iii) engaging in only those other activities necessary, advisable or incidental thereto (such as registering the transfer of the Preferred Securities). Accordingly, the Subordinated Debentures will be the sole assets of IBC Capital, and payments under the Subordinated Debentures will be the sole revenue of IBC Capital. All of the Common Securities will be owned by the Company. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuance of an event of default under the Trust Agreement resulting from an Event of Default under the Indenture, the rights of the Company as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. See "Description of Preferred Securities -- Subordination of Common Securities." The Company will acquire Common Securities in an aggregate liquidation amount equal to 3% of the total capital of IBC Capital. IBC Capital has a term of 55 years, but may terminate earlier as provided in the Trust Agreement. The principal executive office of IBC Capital is 230 West Main Street, Ionia, Michigan 48846, Attention: Secretary, and its telephone number is
(616) 527-9450.

                         PREFERRED SECURITIES OFFERING



Securities Offered............   600,000 Preferred Securities. The Preferred
                                 Securities represent undivided beneficial interests in IBC Capital's assets, which will consist solely of the Subordinated Debentures and payments thereunder. IBC Capital has granted the Underwriter an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional
                                 90,000 Preferred Securities at the initial offering price, solely to cover over-allotments, if any.



Distributions.................   The distributions payable on each Preferred
                                 Security will be fixed at a rate per annum of
                                   % of the Liquidation Amount of $25 per
                                 Preferred Security, will be cumulative, will
                                 accrue from           , 1996, the date of
                                 issuance of the Preferred Securities, and will be payable quarterly in arrears, on March 31, June 30, September 30, and December 31 of each year, commencing March 31, 1997. See
                                 "Description of Preferred
                                 Securities -- Distributions."



Option to Extend Interest
Payment Period................   The Company has the right, at any time, to
                                 defer payments of interest on the Subordinated
                                 Debentures for a period not exceeding 20 consecutive quarters; provided, that no
                                 Extension Period may extend beyond the Stated
                                 Maturity of the Subordinated Debentures. As a consequence of the Company's extension of the interest payment period, quarterly
                                 Distributions on the Preferred Securities would be deferred (though such Distributions would continue to accrue with interest thereon compounded quarterly, since interest would continue to accrue and compound on the Subordinated Debentures) during any such
                                 Extension Period. During an Extension Period, the Company will be prohibited, subject to certain exceptions described herein, from declaring or paying any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Subordinated Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, the Company may commence a new Extension Period, subject to the foregoing requirements. See "Description of Subordinated
                                 Debentures -- Option to Extend Interest Payment
                                 Period."



                                 Should an Extension Period occur, Preferred
                                 Security holders will continue to recognize interest income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount."



Redemption....................   The Preferred Securities may be redeemed, in
                                 whole or in part, upon repayment of the
                                 Subordinated Debentures at maturity or their
                                 earlier redemption. Subject to Federal Reserve
                                 approval, if then required under applicable
                                 capital guidelines or policies of the Federal
                                 Reserve, the Subordinated Debentures are
                                 redeemable prior to maturity at the option of
                                 the Company (1) on or after           , 2001,
                                 in whole at any time or in part from time to time, or (2) at any time, in whole (but not in part), upon the occurrence and during the continuance of a Tax Event or an Investment
                                 Company Event, in each case at the redemption price equal to

                                 100% of the principal amount of the
                                 Subordinated Debenture, together with any accrued but unpaid interest to the date fixed for redemption. See "Description of Subordinated Debentures -- Redemption or Exchange."



Distribution of Subordinated
  Debentures..................   The Company has the right at any time to
                                 terminate the Preferred Securities and cause the Subordinated Debentures to be distributed to holders of Preferred Securities in liquidation of IBC Capital, subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. See "Description of
                                 Preferred Securities -- Redemption or
                                 Exchange."



Guarantee.....................   Under the terms of its Guarantee, the Company
                                 has guaranteed the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by IBC Capital, as described herein. The Company has, through the Guarantee, Trust Agreement, Subordinated
                                 Debentures, Indenture and Expense Agreement, taken together, fully, irrevocably and unconditionally guaranteed all of IBC Capital's obligations under the Preferred Securities. The obligations of the Company under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior
                                 Debt and Subordinated Debt and, under certain circumstances, Additional Senior Obligations.
                                 See "Description of Guarantee."



Voting Rights.................   Generally, the holders of the Preferred
                                 Securities will not have any voting rights. See
                                 "Description of Preferred Securities -- Voting
                                 Rights; Amendment of Trust Agreement."



Use of Proceeds...............   The proceeds from the sale of the Preferred
                                 Securities offered hereby will be used by IBC
                                 Capital to purchase the Subordinated Debentures issued by the Company. The net proceeds to the Company from the sale of the Subordinated
                                 Debentures will be used to increase its capital to support recent and pending acquisitions and for other general corporate purposes. See
                                 "Recent Developments" and "Use of Proceeds."


Nasdaq National Market
Symbol........................   IBCPP

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                            YEAR ENDED DECEMBER 31,
                                          ----------------------    -------------------------------------------------------------
                                            1996         1995         1995         1994        1993(1)      1992(1)      1991(1)
                                          ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SUMMARY RESULTS OF OPERATIONS
Interest income.........................   $ 42,598     $ 33,534     $ 45,982     $ 37,820     $ 34,370     $ 36,465     $ 39,175
Interest expense........................     17,548       12,881       17,900       12,585       12,305       15,150       20,538
                                            -------      -------      -------      -------      -------      -------      -------
  Net interest income...................     25,050       20,653       28,082       25,235       22,065       21,315       18,637
Provision for loan losses...............        942          477          636          473          657        1,225        1,013
                                            -------      -------      -------      -------      -------      -------      -------
Net interest income after provision for
  loan losses...........................     24,108       20,176       27,446       24,762       21,408       20,090       17,624
Net gains on sale of securities and real
  estate mortgage loans.................      1,121          295          608           75        1,358          324           48
Other noninterest income................      2,860        2,361        3,158        3,026        2,540        2,418        2,373
Noninterest expense.....................     19,804       15,897       21,702       19,503       17,535       15,703       14,323
                                            -------      -------      -------      -------      -------      -------      -------
  Income before federal income tax
    expense and extraordinary item......      8,285        6,935        9,510        8,360        7,771        7,129        5,722
Federal income tax expense..............      2,466        1,948        2,700        2,329        2,165        2,020        1,619
                                            -------      -------      -------      -------      -------      -------      -------
  Income before extraordinary item......      5,819        4,987        6,810        6,031        5,606        5,109        4,103
Extraordinary item(2)...................          0            0            0            0            0            0           85
                                            -------      -------      -------      -------      -------      -------      -------
      Net income........................   $  5,819     $  4,987     $  6,810     $  6,031     $  5,606     $  5,109     $  4,018
                                            =======      =======      =======      =======      =======      =======      =======
PER SHARE DATA(3)
Net income
  Primary...............................     $ 2.02       $ 1.74       $ 2.38       $ 2.09       $ 1.95       $ 1.78       $ 1.52
  Fully diluted.........................       2.02         1.74         2.38         2.09         1.95         1.78         1.38
Cash dividends declared.................       0.74         0.66         0.89         0.72         0.50         0.44         0.39
Book value(4)...........................      17.73        15.81        16.56        14.12        13.57        12.08        10.72
Dividend payment ratio(5)...............      36.52%       37.32%       36.80%       34.62%       25.54%       24.13%       26.53%
Weighted average shares outstanding.....  2,878,174    2,859,794    2,861,898    2,890,368    2,878,386    2,865,902    2,980,657
SELECTED BALANCES(4)
Assets..................................   $793,152     $574,988     $590,147     $516,211     $482,027     $403,125     $406,469
Securities(6)...........................    149,361      116,307      115,459      130,477      136,147       99,798       93,008
Loans and loans held for sale...........    575,807      417,059      434,091      342,658      288,643      261,634      275,144
Allowance for loan losses...............      6,720        5,249        5,243        5,054        5,053        4,023        3,784
Deposits................................    541,781      408,526      411,624      409,471      423,620      358,874      364,431
Shareholders' equity....................     50,733       44,906       47,025       40,311       39,049       34,467       30,327
Long-term debt..........................      7,500            0            0            0        2,750            0        1,287
PERFORMANCE RATIOS(7)
Net interest margin.....................       5.45%        5.69%        5.65%        5.88%        5.85%        5.88%        5.20%
Net income to
  Average common equity(8)..............      15.78        15.60        15.59        15.22        15.21        15.88        13.56
  Average assets........................       1.16         1.26         1.25         1.25         1.33         1.26         1.00
Efficiency ratio(9).....................      66.39        66.24        66.22        66.55        65.27        63.06        65.80
ASSET QUALITY RATIOS(10)
Allowance for loan losses to loans(4)...       1.19%        1.27%        1.25%        1.50%        1.79%        1.58%        1.38%
Nonperforming loans to loans(4).........       0.61         0.78         0.61         0.84         1.14         1.24         1.74
Allowance for loan losses to
  nonperforming loans(4)................     194.73       164.08       204.80       178.33       157.27       126.75        78.90
Nonperforming assets to total
  loans(4)..............................       0.78         0.99         0.79         1.25         2.08         1.99         2.17
Net loan losses to average loans(7).....       0.11         0.10         0.12         0.16         0.15         0.37         0.30
CAPITAL RATIOS
Average shareholders' equity to average
  assets................................       7.32%        8.04%        8.04%        8.22%        8.72%        7.94%        6.82%
Tier 1 risk-based capital ratio(4)......       8.18        11.22        11.49        11.90        13.86        14.03        11.90
Total risk-based capital ratio(4).......       9.44        12.48        12.75        13.03        15.13        15.29        12.56
Leverage ratio(4).......................       5.23         7.42         7.58         7.40         7.61         8.05         6.88
RATIO OF EARNINGS TO FIXED CHARGES(11)
Including interest on deposits..........       1.47x        1.54x        1.53x        1.66x        1.63x        1.47x        1.28x
Excluding interest on deposits..........       2.39         2.88         2.75         6.60        28.95        25.25        10.23

-------------------------
 (1) Restated to reflect an acquisition accounted for as a pooling of interests. See Note 2 to the Company's Consolidated Financial Statements.
 (2) The cost, net of related taxes, associated with the early retirement of debt in 1991 is reported as an extraordinary item.
 (3) Per share data has been adjusted to give retroactive effect to 5% stock dividends in 1996 and 1995.
 (4) At period end.
 (5) For 1991, Common Stock cash dividends as a percentage of net income adjusted for preferred stock dividends.
 (6) Includes securities available for sale.
 (7) Ratios for the nine-month periods are annualized.

 (8) For 1991, net income to average common equity has been computed by dividing net income, after deducting dividends on preferred stock then outstanding, by average common equity.

 (9) Efficiency ratio equals noninterest expense divided by the sum of tax equivalent net interest income, net gains on the sale of securities and loans and other noninterest income.
(10) Loans exclude loans held for sale.
(11) Earnings consist of income before federal income tax plus interest expense. Fixed charges consist of interest expense. The Company does not currently have any preferred stock outstanding.

                                  RISK FACTORS


     Prospective investors should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following risk factors in evaluating the Company and its business and IBC Capital before purchasing the Preferred Securities offered hereby. In particular, prospective investors should note that this Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and that actual results could differ materially from those contemplated by such statements. The considerations listed below represent certain important factors the Company believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Company and IBC Capital. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect the Company and IBC Capital to a greater extent than indicated.



RISK FACTORS RELATING TO THE PREFERRED SECURITIES



RANKING OF SUBORDINATED OBLIGATIONS UNDER THE GUARANTEE AND THE SUBORDINATED DEBENTURES



     The obligations of the Company under the Guarantee issued by the Company for the benefit of the holders of Preferred Securities and under the Subordinated Debentures are unsecured and rank subordinate and junior in right of payment to all Senior Debt and Subordinated Debt of the Company and, in certain circumstances relating to the dissolution, winding-up, liquidation or reorganization of the Company, to all Additional Senior Obligations of the Company. At September 30, 1996, the aggregate outstanding Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company was approximately $750 million. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any of the Banks upon such Bank's liquidation or reorganization or otherwise (and thus the ability of holders of the Preferred Securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that Bank, except to the extent that the Company may itself be recognized as a creditor of that Bank. Accordingly, the Subordinated Debentures will be effectively subordinated to all existing and future liabilities of the Banks, and holders of Subordinated Debentures and Preferred Securities should look only to the assets of the Company for payments on the Subordinated Debentures. Neither the Indenture, the Guarantee nor the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Debt, Subordinated Debt and Additional Senior Obligations, that may be incurred by the Company. See "Description of Guarantee -- Status of the Guarantee" and "Description of Subordinated Debentures -- Subordination."



     The ability of IBC Capital to pay amounts due on the Preferred Securities is solely dependent upon the Company making payments on the Subordinated Debentures as and when required.



OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES



     So long as no Event of Default under the Indenture has occurred or is continuing, the Company has the right under the Indenture to defer the payment of interest on the Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Preferred Securities by IBC Capital will be deferred (and the amount of Distributions to which holders of the Preferred Securities are
entitled will accumulate additional Distributions thereon at the rate of    %
per annum, compounded quarterly from the relevant payment date for such Distributions) during any such Extension Period. During any such Extension Period, the Company may not, and may not permit any subsidiary of the Company to
(i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock, or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Subordinated Debentures (other than (a) dividends or distributions in Common

Stock, (b) any declaration of a dividend in connection with the implementation of a shareholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto,
(c) payments under the Guarantee and (d) purchases of Common Stock related to the rights under any of the Company's benefit plans for its directors, officers or employees). Prior to the termination of any such Extension Period, the Company may further defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid (together with interest
thereon at the annual rate of    % compounded quarterly, to the extent permitted
by applicable law), the Company may elect to begin a new Extension Period subject to the above requirements. There is no limitation on the number of times that the Company may elect to begin an Extension Period. See "Description of Preferred Securities -- General" and "Description of Subordinated Debentures -- Option to Extend Interest Payment Period."



     Should an Extension Period occur, a holder of Preferred Securities will be required to accrue and recognize income (in the form of original issue discount) in respect of its pro rata share of the interest accruing on the Subordinated Debentures held by IBC Capital for United States federal income tax purposes. As a result, a holder of Preferred Securities will include such income in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from IBC Capital if the holder disposes of the Preferred Securities prior to the record date for the payment of the related Distributions. See "Certain Federal Income Tax Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount."



     The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures. However, should the Company elect to exercise such right in the future, the market price of the Preferred Securities is likely to be adversely affected. A holder that disposes of its Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Preferred Securities. In addition, as a result of the existence of the Company's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other securities on which original issue discount accrues that are not subject to such optional deferrals.



TAX EVENT OR INVESTMENT COMPANY EVENT -- REDEMPTION



     Upon the occurrence and during the continuance of a Tax Event or Investment
Company Event (whether occurring before or after             , 2001) the Company
has the right to redeem the Subordinated Debentures in whole (but not in part) within 90 days following the occurrence of such Tax Event or Investment Company Event and therefore cause a mandatory redemption of the Preferred Securities. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable guidelines or policies of the Federal Reserve.



     A "Tax Event" means the receipt by IBC Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) IBC Capital is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Subordinated Debentures, (ii) interest payable by the Company on the Subordinated Debentures is not, or within 90 days of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, or (iii) IBC Capital is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.



     An "Investment Company Event" means the receipt by IBC Capital of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, IBC Capital is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change becomes effective on or after the date of original issuance of the Preferred Securities.



     See "Risk Factors -- Possible Tax Law Changes Affecting the Preferred Securities" for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit the Company to cause a
redemption of the Preferred Securities prior to             , 2001.



EXCHANGE OF PREFERRED SECURITIES FOR SUBORDINATED DEBENTURES



     The Company will have the right at any time to terminate IBC Capital and cause the Subordinated Debentures to be distributed to the holders of the Preferred Securities in liquidation of IBC Capital. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. See "Description of Preferred Securities -- Redemption or Exchange."



SHORTENING OF STATED MATURITY OF SUBORDINATED DEBENTURES



     The Company will have the right at any time to shorten the maturity of the
Subordinated Debentures to a date not earlier than             , 2001. The
exercise of such right is subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.



EXTENSION OF STATED MATURITY OF SUBORDINATED DEBENTURES



     The Company will also have the right to extend the maturity of the Subordinated Debentures whether or not IBC Capital is terminated and the Subordinated Debentures are distributed to holders of the Preferred Securities to a date no later than the 49th anniversary of the initial issuance of the Preferred Securities, provided that the Company can extend the maturity only if at the time such election is made and at the time of such extension (i) the Company is not in bankruptcy, otherwise insolvent or in liquidation, (ii) the Company is not in default in the payment of any interest or principal on the Subordinated Debentures, and (iii) IBC Capital is not in arrears on payments of Distributions on the Preferred Securities and no deferred Distributions are accumulated.



RIGHTS UNDER THE GUARANTEE



     The Guarantee will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). State Street Bank and Trust Company ("State Street") will act as the indenture trustee under the Guarantee (the "Guarantee Trustee") for the purposes of compliance with the Trust Indenture Act and will hold the Guarantee for the benefit of the holders of the Preferred Securities. State Street will also act as Debenture Trustee for the Subordinated Debentures and as Property Trustee; Wilmington Trust Company will act as Delaware Trustee under the Trust Agreement. The Guarantee guarantees to the holders of the Preferred Securities the following payments, to the extent not paid by IBC Capital: (i) any accumulated and unpaid Distributions required to be paid on the Preferred Securities, to the extent that IBC Capital has funds on hand available therefor at such time, (ii) the redemption price with respect to any Preferred Securities called for redemption, to the extent that IBC Capital has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of IBC Capital (unless the Subordinated Debentures are distributed to holders of the Preferred Securities), the lesser of (a) the aggregate of the Liquidation Amount and all accumulated and unpaid Distributions to the date of payment to the extent that IBC Capital has funds on hand available therefor at such time and (b) the amount of assets of IBC Capital remaining available for distribution to holders of the Preferred Securities. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee

Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against IBC Capital, the Guarantee Trustee or any other person or entity. If the Company were to default on its obligation to pay amounts payable under the Subordinated Debentures, IBC Capital would lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of Preferred Securities would not be able to rely upon the Guarantee for such amounts. Instead, in the event a Debenture Event of Default shall have occurred and be continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. Except as described herein, holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Subordinated Debentures or assert directly any other rights in respect of the Subordinated Debentures. See "Description of Subordinated Debentures -- Enforcement of Certain Rights by Holders of Preferred Securities" and "-- Debenture Events of Default" and "Description of Guarantee." The Trust Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.



LIMITED VOTING RIGHTS



     Holders of Preferred Securities will generally have limited voting rights relating only to the modification of the Preferred Securities and the exercise of IBC Capital's rights as holder of Subordinated Debentures and the Guarantee. Holders of Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee or the Delaware Trustee, and such voting rights are vested exclusively in the holder of the Common Securities except upon the occurrence of certain events described herein. The Property Trustee, the Administrative Trustees and the Company may amend the Trust Agreement without the consent of holders of Preferred Securities to ensure that IBC Capital will be classified for United States federal income tax purposes as a grantor trust even if such action adversely affects the interests of such holders. See "Description of Preferred Securities -- Voting Rights; Amendment of Trust Agreement" and "-- Removal of IBC Capital Trustees."



POSSIBLE TAX LAW CHANGES AFFECTING THE PREFERRED SECURITIES



     On March 19, 1996, the Revenue Reconciliation Bill of 1996 (the "Bill") was released which would, among other things, generally deny interest deductions for interest on an instrument issued by a company that has a maximum weighted average maturity of more than 40 years. The Bill would also generally deny interest deductions for interest on an instrument, issued by a company, that has a maximum term of more than 20 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. If either provision were to apply to the Subordinated Debentures, the Company would be unable to deduct interest on the Subordinated Debentures. However, on March 29, 1996, the Chairmen of the Senate Finance and House Ways and Means Committees issued a joint statement to the effect that it was their intention that the effective date of the President's legislative proposals, if adopted, will be no earlier than the date of appropriate Congressional action. Under current law, the Company will be able to deduct interest on the Subordinated Debentures. There can be no assurance, however, that current or future legislative proposals or final legislation will not affect the ability of the Company to deduct interest on the Subordinated Debentures. Such a change could give rise to a Tax Event, which may permit the Company, upon approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, to cause a redemption of
the Preferred Securities before, as well as after             , 2001. See
"Description of

Subordinated Debentures -- Redemption" and "Description of Preferred Securities--Redemption or Exchange -- Tax Event Redemption." See also "Certain Federal Income Tax Consequences -- Effect of Proposed Changes in Tax Laws."



RISK FACTORS RELATING TO THE COMPANY


NO ASSURANCE OF SUCCESSFUL INTEGRATION OF BRANCHES


     Based on September 30, 1996 financial information, the acquisition of the eight branches from First of America Bank -- Michigan, National Association ("FOA Branches") by Independent Bank East Michigan ("IBEM"), a subsidiary of the Company, would increase the assets of IBEM by approximately 107% to $239.4 million. See "Recent Developments." Although the Company has successfully integrated other acquired banks and branch facilities into its operations in the recent past without adversely affecting the profitability of such operations, IBEM's ability to integrate the FOA Branches into its current operations without adversely affecting the level of profitability of IBEM or the Company as a whole cannot be assured.


IMPACT OF INTEREST RATE CHANGES


     The Company's results of operations are derived from the operations of the Banks and are principally dependent on net interest income, calculated as the difference between interest earned on loans and investments and the interest expense paid on deposits and other borrowings. Like other banks and financial institutions, the Company's interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities, including the monetary policies of the Federal Reserve. While management has taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset/Liability Management."


CREDIT RISKS

     As a financial institution, the Company is exposed to the risk that customers to whom the Banks have made loans will be unable to repay those loans according to their terms and that collateral securing such loans (if any) may not be sufficient in value to assure repayment. Credit losses could have a material adverse effect on the Company's operating results.

REGULATORY RISK


     The banking industry is heavily regulated. These regulations are primarily intended to protect depositors and the Federal Deposit Insurance Corporation ("FDIC"), not shareholders or other creditors. Regulations affecting the financial institutions industry are undergoing continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws affecting the Company and the Banks may be modified at any time, and new legislation affecting financial institutions may be proposed and enacted. There is no assurance that such modifications or new laws will not materially and adversely affect the business, condition or operations of the Company and the Banks. See "Supervision and Regulation."


COMPETITION

     The banking business is highly competitive. The Banks compete with other commercial banks, savings and loan associations, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds. Many of these competitors have substantially greater resources than the Company and the Banks and offer certain services that the Company and the Banks do not currently provide. Such competitors may also have greater lending limits than the Banks. The number of competitors may increase as a result of the easing of restrictions on interstate banking effected under the Riegle-Neal Interstate Banking and Efficiency Act of 1994. In addition, non-bank competitors are generally not subject to the extensive regulations applicable to the Company and the Banks. See "Supervision and Regulation."

MARKET PRICES

     There can be no assurance as to the market prices for Preferred Securities or Subordinated Debentures that may be distributed in exchange for Preferred Securities if a liquidation of IBC Capital occurs. Accordingly, the Preferred Securities that an investor may purchase, whether pursuant to the offer made hereby or in the secondary market, or the Subordinated Debentures that a holder of Preferred Securities may receive on liquidation of IBC Capital, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. In addition, there can be no assurance that the Company will not exercise its option to change the maturity of the Subordinated Debentures as permitted by the terms thereof and of the Indenture. Because holders of Preferred Securities may receive Subordinated Debentures on liquidation of IBC Capital, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Subordinated Debentures and should carefully review all the information regarding the Subordinated Debentures contained herein. See "Description of Subordinated Debentures."

TRADING CHARACTERISTICS OF PREFERRED SECURITIES


     The Preferred Securities may trade at prices that do not fully reflect the value of accrued but unpaid interest with respect to the underlying Subordinated Debentures. A holder of Preferred Securities that disposes of its Preferred Securities between record dates for payments of Distributions (and consequently does not receive a Distribution from IBC Capital for the period prior to such disposition) will nevertheless be required to include accrued but unpaid interest on the Subordinated Debentures through the date of disposition in income as ordinary income and to add such amount to its adjusted tax basis in the Preferred Securities disposed of. Such holder will recognize a capital loss to the extent the selling price (which may not fully reflect the value of accrued but unpaid interest) is less than its adjusted tax basis (which will include accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences."



LACK OF MARKET FOR THE PREFERRED SECURITIES



     There is no current market for the Preferred Securities. Although the Preferred Securities have been approved for quotation on the Nasdaq National Market, there can be no assurance that an active public market will develop or be maintained for the Preferred Securities. Stifel, Nicolaus & Company, Incorporated has informed the Company that it presently intends to make a market in the Preferred Securities, but no assurance can be given as to the liquidity of the Preferred Securities in the market. See "Market for the Preferred Securities" and "Underwriting."



EXPOSURE TO LOCAL ECONOMIC CONDITIONS


     The success of the Company and the Banks is dependent to a certain extent upon the general economic conditions of the state of Michigan and the geographic markets served by the Banks. No assurance can be given that favorable economic conditions will continue to exist in such markets.


PREFERRED SECURITIES ARE NOT INSURED



     The Preferred Securities are not insured by the Bank Insurance Fund ("BIF") or the Savings Association Insurance Fund ("SAIF") of the FDIC or by any other governmental agency.

                              RECENT DEVELOPMENTS

     The discussion of recent developments contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in such forward-looking statements as a result of, among other things, the factors set forth in the section entitled "Risk Factors."

     Effective September 18, 1996, Independent Bank East Michigan ("IBEM"), a subsidiary of the Company, agreed to acquire eight branch banking facilities from First of America Bank -- Michigan, National Association ("FOA Branches"). The FOA Branches are located in the thumb region of eastern Michigan, in the counties of Huron and Tuscola. Two of the FOA Branches are located in the City of Bad Axe and one each in the townships or communities of Caseville, Elkton, Kinde, Ubly, Sebewaing, and Gagetown. As of September 30, 1996, the FOA Branches had approximately $121.5 million of deposits and $21.5 million of loans. The acquisition, which is subject to regulatory approval, is expected to be consummated in December 1996, and will be supported by proceeds from this offering. See "Use of Proceeds." The real and personal property of the FOA Branches are being acquired at net book value, and IBEM will pay a loan premium of 1% on the loans to be acquired and a deposit premium of 6.875% on the deposits to be assumed. The Company anticipates amortizing the core deposit premium on a straight line basis over 12 years.

     The acquisition of the FOA Branches allows the Company to continue to expand its branch banking network and further leverage the managerial resources of the Company and IBEM. The FOA Branches are located in markets similar to those historically served by the Banks and are contiguous to the communities that are currently served by IBEM. The acquisition of the FOA Branches will assist in establishing IBEM as a prominent provider of banking services in the thumb region of eastern Michigan.


     The following pro forma financial information reflects the impact of the issuance of the Preferred Securities by IBC Capital (and the related issuance of the Subordinated Debentures by the Company) and the purchase of the FOA Branches as if they were acquired by IBEM as of September 30, 1996. This pro forma information is presented for informational purposes only as the purchase of the FOA Branches is not considered the acquisition of a business.



                                                                                              PRO FORMA
                                                COMPANY    FOA BRANCHES   ADJUSTMENTS         COMBINED
                                                --------   ------------   -----------         ---------
                                                                    (IN THOUSANDS)
ASSETS
Cash & due from banks.........................  $ 26,601     $ 98,954      $ (93,454)(1)(2)   $  32,101
Securities....................................   159,559            0                (1)
Loans and loans held for sale (net of
  allowance for loan losses)..................   569,087       21,546            215 (2)        590,848
Intangible assets.............................     9,737            0          8,355 (2)         18,092
Other assets..................................    28,168        1,581                            29,749
                                                --------     --------       --------           --------
       TOTAL ASSETS...........................  $793,152     $122,081      $                  $
                                                ========     ========       ========           ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
  Noninterest bearing.........................  $ 68,685     $ 10,470                         $  79,155
  Savings and NOW.............................   263,841       53,398                           317,239
  Time........................................   209,255       57,613                           266,868
                                                --------     --------                          --------
       TOTAL DEPOSITS.........................   541,781      121,481                           663,262
Other borrowings..............................   190,959            0      $ (13,300)(1)        177,659
Other liabilities.............................     9,679          600                            10,279
                                                --------     --------       --------           --------
       TOTAL LIABILITIES......................   742,419      122,081        (13,300)           851,200
Company Obligated Mandatorily Redeemable
  Preferred Securities of Subsidiary Trust
  Holding Solely Junior Subordinated
  Debentures..................................                                       (1)
Shareholders' equity..........................    50,733            0                (3)
                                                --------     --------       --------           --------
       TOTAL LIABILITIES AND SHAREHOLDERS'
          EQUITY..............................  $793,152     $122,081      $                  $
                                                ========     ========       ========           ========


-------------------------

(1) To reflect the anticipated deployment of the cash proceeds from the FOA Branches and the issuance of the Preferred Securities.


(2) To reflect fair value adjustments relating to assets purchased and liabilities assumed.


(3) To reflect the costs related to the issuance of the Preferred Securities.

                                USE OF PROCEEDS


     All of the proceeds from the sale of Preferred Securities will be invested by IBC Capital in the Subordinated Debentures. The net proceeds to the Company
from the sale of Subordinated Debentures are estimated to be $       ($       if
the Underwriter's over-allotment option is exercised in full). The Company will use the proceeds to increase the capital base of IBEM in contemplation of the pending acquisition of the FOA Branches. See "Capitalization." In addition, the proceeds from the offering will assist the Company in maintaining a Tier 1 capital leverage ratio of approximately 5.2% following the pending acquisition of the FOA Branches and the recent acquisition of North Bank Corporation, and may be used for other general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Capital Resources." Other than the pending acquisition of the FOA Branches, the Company has no current or contemplated agreements or understandings for any acquisitions. The Preferred Securities are expected to qualify as Tier 1 capital.



                      MARKET FOR THE PREFERRED SECURITIES



     The Preferred Securities have been approved for quotation on the Nasdaq National Market under the symbol IBCPP. Stifel, Nicolaus & Company, Incorporated has informed the Company that it presently intends to make a market in the Preferred Securities. There can be no assurance, however, that an active and liquid trading market will develop or, if developed, that such a market will continue. The offering price and distribution rate have been determined by negotiations among representatives of the Company and the Underwriter, and the offering price of the Preferred Securities may not be indicative of the market price following the offering. See "Underwriting."



                              ACCOUNTING TREATMENT



     For financial reporting purposes, IBC Capital will be treated as a subsidiary of the Company and, accordingly, the accounts of IBC Capital will be included in the consolidated financial statements of the Company. The Preferred Securities will be presented as a separate line item in the consolidated balance sheet of the Company under the caption "Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures," and appropriate disclosures about the Preferred Securities, the Guarantee and the Subordinated Debentures will be included in the notes to consolidated financial statements. For financial reporting purposes, the Company will record Distributions payable on the Preferred Securities as an expense in the consolidated statements of operations.

                                 CAPITALIZATION


     The following table sets forth (i) the consolidated capitalization of the Company at September 30, 1996, and (ii) the consolidated capitalization of the Company on an as adjusted basis giving effect to the issuance of the Preferred Securities hereby offered by IBC Capital and receipt by the Company of the net proceeds from the corresponding sale of the Subordinated Debentures to IBC Capital, as if the sale of the Preferred Securities had been consummated on September 30, 1996, and assuming the Underwriter's over-allotment option was not exercised.



                                                                             SEPTEMBER 30, 1996
                                                                           ----------------------
                                                                           ACTUAL     AS ADJUSTED
                                                                           -------    -----------
                                                                               (IN THOUSANDS)
LONG-TERM DEBT
  Total long-term debt..................................................   $ 7,500      $ 7,500
Company Obligated Mandatorily Redeemable Preferred Securities of
  Subsidiary Trust Holding Solely Junior Subordinated Debentures........         0
SHAREHOLDERS' EQUITY
Preferred Stock, no par value; 200,000 shares authorized, none issued
  and outstanding.......................................................         0            0
Common Stock, par value $1.00 per share; 14,000,000 shares authorized,
  2,861,399 shares issued and outstanding...............................     2,861
Capital surplus.........................................................    24,256             (1)
Retained earnings.......................................................    23,447
Net unrealized gain on securities available for sale, net of related tax
  effect................................................................       169
                                                                           -------      -------
     Total shareholders' equity.........................................    50,733
                                                                           -------      -------
     Total capitalization...............................................   $58,233      $
                                                                           =======      =======


-------------------------

(1) Expenses in the amount of $      relating to the issuance of the Preferred
    Securities have been netted against capital surplus.



     The following table sets forth the consolidated capital ratios of the Company (i) at September 30, 1996, (ii) as adjusted giving effect to the issuance of the Preferred Securities hereby offered by IBC Capital and receipt by the Company of the net proceeds from the corresponding sale of the Subordinated Debentures to IBC Capital (assuming the Underwriter's over-allotment option was not exercised), and (iii) pro forma as adjusted giving effect to (ii) and to the acquisition of the FOA Branches, as if both transactions had been consummated on September 30, 1996. See "Recent Developments."


                                                                          SEPTEMBER 30, 1996
                                                                ---------------------------------------
                                                                                           PRO FORMA
                                                                ACTUAL    AS ADJUSTED     AS ADJUSTED
                                                                ------    -----------    --------------
CAPITAL RATIOS
Shareholders' equity to total assets.........................    6.40%            %               %
Leverage ratio(1)(2).........................................    5.43
Risk-based capital ratios(2)
  Tier 1 capital to risk-weighted assets.....................    8.18
  Total risk-based capital to risk-weighted assets...........    9.44

-------------------------
(1) The leverage ratio is Tier 1 capital divided by the difference between quarterly average total assets less intangibles. See "Supervision and Regulation -- The Banks."


(2) The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the Preferred Securities, in a manner consistent with Federal Reserve guidelines.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below, insofar as it relates to the five years ended December 31, 1995, are derived from the audited consolidated financial statements of the Company. The data for the nine-month periods ended September 30, 1995 and 1996, have been derived from unaudited interim financial statements; however, in the opinion of the Company, such unaudited interim statements include all adjustments (consisting of normal recurring accruals) necessary to fairly present the data for such periods. The results of operations for the nine-month period ended September 30, 1996, are not necessarily indicative of results to be achieved for the full year. Such data are qualified by reference to the consolidated financial statements included elsewhere in this Prospectus or incorporated by reference and should be read in conjunction with such financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                       NINE MONTHS ENDED
                                                                         SEPTEMBER 30,               YEAR ENDED DECEMBER 31,
                                                                     ----------------------    -----------------------------------
                                                                       1996         1995         1995         1994        1993(1)
                                                                     ---------    ---------    ---------    ---------    ---------
                                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SUMMARY RESULTS OF OPERATIONS
Interest income.....................................................  $ 42,598     $ 33,534     $ 45,982     $ 37,820     $ 34,370
Interest expense....................................................    17,548       12,881       17,900       12,585       12,305
                                                                      --------     --------     --------     --------     --------
  Net interest income...............................................    25,050       20,653       28,082       25,235       22,065
Provision for loan losses...........................................       942          477          636          473          657
                                                                      --------     --------     --------     --------     --------
  Net interest income after provision for loan losses...............    24,108       20,176       27,446       24,762       21,408
Net gains on sale of securities and real estate mortgage loans......     1,121          295          608           75        1,358
Other noninterest income............................................     2,860        2,361        3,158        3,026        2,540
Noninterest expense.................................................    19,804       15,897       21,702       19,503       17,535
                                                                      --------     --------     --------     --------     --------
  Income before federal income tax expense and extraordinary item...     8,285        6,935        9,510        8,360        7,771
Federal income tax expense..........................................     2,466        1,948        2,700        2,329        2,165
                                                                      --------     --------     --------     --------     --------
  Income before extraordinary item..................................     5,819        4,987        6,810        6,031        5,606
Extraordinary item(2)...............................................         0            0            0            0            0
                                                                      --------     --------     --------     --------     --------
    Net income......................................................  $  5,819     $  4,987     $  6,810     $  6,031     $  5,606
                                                                      ========     ========     ========     ========     ========
PER SHARE DATA(3)
Net income
  Primary...........................................................    $ 2.02       $ 1.74       $ 2.38       $ 2.09       $ 1.95
  Fully diluted.....................................................      2.02         1.74         2.38         2.09         1.95
Cash dividends declared.............................................      0.74         0.66         0.89         0.72         0.50
Book value(4).......................................................     17.73        15.81        16.56        14.12        13.57
Dividend payment ratio(5)...........................................     36.52%       37.32%       36.80%       34.62%       25.54%
Weighted average shares outstanding................................. 2,878,174    2,859,794    2,861,898    2,890,368    2,878,386
SELECTED BALANCES(4)
Assets..............................................................  $793,152     $574,988     $590,147     $516,211     $482,027
Securities(6).......................................................   149,361      116,307      115,459      130,477      136,147
Loans and loans held for sale.......................................   575,807      417,059      434,091      342,658      288,643
Allowance for loan losses...........................................     6,720        5,249        5,243        5,054        5,053
Deposits............................................................   541,781      408,526      411,624      409,471      423,620
Shareholders' equity................................................    50,733       44,906       47,025       40,311       39,049
Long-term debt......................................................     7,500            0            0            0        2,750
PERFORMANCE RATIOS(7)
Net interest margin.................................................      5.45%        5.69%        5.65%        5.88%        5.85%
Return on average equity(8).........................................     15.78        15.60        15.59        15.22        15.21
Return on average assets............................................      1.16         1.26         1.25         1.25         1.33
Efficiency ratio(9).................................................     66.39        66.24        66.22        66.55        65.27
ASSET QUALITY RATIOS(10)
Allowance for loan losses to loans(4)...............................      1.19%        1.27%        1.25%        1.50%        1.79%
Nonperforming loans to loans(4).....................................      0.61         0.78         0.61         0.84         1.14
Allowance for loan losses to nonperforming loans(4).................    194.73       164.08       204.80       178.33       157.27
Nonperforming assets to total loans(4)..............................      0.78         0.99         0.79         1.25         2.08
Net loan losses to average loans(7).................................      0.11         0.10         0.12         0.16         0.15
CAPITAL RATIOS
Average equity to average assets....................................      7.32%        8.04%        8.04%        8.22%        8.72%
Tier 1 risk-based capital ratio(4)..................................      8.18        11.22        11.49        11.90        13.86
Total risk-based capital ratio(4)...................................      9.44        12.48        12.75        13.03        15.13
Leverage ratio(4)...................................................      5.23         7.42         7.58         7.40         7.61
RATIO OF EARNINGS TO FIXED CHARGES(11)
Including interest on deposits......................................      1.47x        1.54x        1.53x        1.66x        1.63x
Excluding interest on deposits......................................      2.39         2.88         2.75         6.60        28.95


                                                                       1992(1)      1991(1)
                                                                      ---------    ---------

SUMMARY RESULTS OF OPERATIONS
Interest income.....................................................   $ 36,465     $ 39,175
Interest expense....................................................     15,150       20,538
                                                                       --------     --------
  Net interest income...............................................     21,315       18,637
Provision for loan losses...........................................      1,225        1,013
                                                                       --------     --------
  Net interest income after provision for loan losses...............     20,090       17,624
Net gains on sale of securities and real estate mortgage loans......        324           48
Other noninterest income............................................      2,418        2,373
Noninterest expense.................................................     15,703       14,323
                                                                       --------     --------
  Income before federal income tax expense and extraordinary item...      7,129        5,722
Federal income tax expense..........................................      2,020        1,619
                                                                       --------     --------
  Income before extraordinary item..................................      5,109        4,103
Extraordinary item(2)...............................................          0           85
                                                                       --------     --------
    Net income......................................................   $  5,109     $  4,018
                                                                       ========     ========
PER SHARE DATA(3)
Net income
  Primary...........................................................     $ 1.78       $ 1.52
  Fully diluted.....................................................       1.78         1.38
Cash dividends declared.............................................       0.44         0.39
Book value(4).......................................................      12.08        10.72
Dividend payment ratio(5)...........................................      24.13%       26.53%
Weighted average shares outstanding.................................  2,865,902    2,980,657
SELECTED BALANCES(4)
Assets..............................................................   $403,125     $406,469
Securities(6).......................................................     99,798       93,008
Loans and loans held for sale.......................................    261,634      275,144
Allowance for loan losses...........................................      4,023        3,784
Deposits............................................................    358,874      364,431
Shareholders' equity................................................     34,467       30,327
Long-term debt......................................................          0        1,287
PERFORMANCE RATIOS(7)
Net interest margin.................................................       5.88%        5.20%
Return on average equity(8).........................................      15.88        13.56
Return on average assets............................................       1.26         1.00
Efficiency ratio(9).................................................      63.06        65.80
ASSET QUALITY RATIOS(10)
Allowance for loan losses to loans(4)...............................       1.58%        1.38%
Nonperforming loans to loans(4).....................................       1.24         1.74
Allowance for loan losses to nonperforming loans(4).................     126.75        78.90
Nonperforming assets to total loans(4)..............................       1.99         2.17
Net loan losses to average loans(7).................................       0.37         0.30
CAPITAL RATIOS
Average equity to average assets....................................       7.94%        6.82%
Tier 1 risk-based capital ratio(4)..................................      14.03        11.90
Total risk-based capital ratio(4)...................................      15.29        12.56
Leverage ratio(4)...................................................       8.05         6.88
RATIO OF EARNINGS TO FIXED CHARGES(11)
Including interest on deposits......................................       1.47x        1.28x
Excluding interest on deposits......................................      25.25        10.23

-------------------------
 (1) Restated to reflect an acquisition accounted for as a pooling of interests. See Note 2 to the Company's Consolidated Financial Statements.
 (2) The cost, net of related taxes, associated with the early retirement of debt in 1991 is reported as an extraordinary item.
 (3) Per share data has been adjusted to give retroactive effect to 5% stock dividends in 1996 and 1995.
 (4) At period end.
 (5) For 1991, Common Stock cash dividends as a percentage of net income adjusted for preferred stock dividends.
 (6) Includes securities available for sale.
 (7) Ratios for the nine-month periods are annualized.

 (8) For 1991, net income to average common equity has been computed by dividing net income, after deducting dividends on preferred stock then outstanding, by average common equity.

 (9) Efficiency ratio equals noninterest expense divided by the sum of tax equivalent net interest income, net gains on the sale of securities and loans and other noninterest income.
(10) Loans exclude loans held for sale.
(11) Earnings consist of income before federal income tax plus interest expense. Fixed charges consist of interest expense. The Company does not currently have any preferred stock outstanding.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     Management's discussion and analysis of financial condition and results of operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in such forward-looking statements as a result of, among other things, the factors set forth in the section entitled "Risk Factors."

     The following presents management's discussion and analysis of the Company's consolidated financial condition and results of operations as of the dates and for the periods indicated. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the accompanying notes, and other financial data appearing elsewhere in this Prospectus.

OVERVIEW


     Over the past five years, the Company has experienced a significant growth in its assets while at the same time retaining a net interest margin that has exceeded 5% of average earning assets. Since December 31, 1990, total assets have increased by 119% to $793.2 million at September 30, 1996. During this same time period, the Company's average return on equity exceeded 15%. Earnings per share have grown by a compounded annual rate of 14.6% to $2.38 for the year ended December 31, 1995, from $1.38 for the year ended December 31, 1991. Earnings per share for the nine months ended September 30, 1996 totaled $2.02, an increase of 16.1% from earnings of $1.74 per share for the first nine months of 1995.


     Acquisitions of other banks and bank branches accounted for approximately 59% of the $430.7 million increase in total assets from December 31, 1990, to September 30, 1996. Effective May 31, 1996, the Company acquired North Bank Corporation ("NBC") in exchange for cash consideration totaling $15.8 million. On the effective date of that transaction ("NBC Acquisition"), NBC's assets and shareholders' equity totaled $152.0 million and $9.5 million, respectively, and the Company recorded goodwill totaling $7.5 million.


     On March 7, 1994, the Company acquired KSB Financial, Inc. ("KSB") in exchange for shares of the Company's Common Stock having an aggregate value of $4.4 million. The transaction ("KSB Acquisition") was accounted for as a pooling of interests and, at the effective date of the transaction, KSB's assets and shareholders' equity totaled $37.2 million and $2.8 million, respectively. During 1993, the Company acquired American Home Bank and Pioneer Bank ("1993 Acquisitions") in exchange for cash consideration totaling $7.1 million. On the effective date of these transactions, aggregate assets and shareholders' equity totaled $66.7 million and $6.6 million, respectively, and the Company recorded goodwill totaling approximately $500,000.


     The Banks' ability to originate and fund rate-sensitive loans with other borrowings has also provided an opportunity to profitably deploy the capital generated by the retention of earnings ("Alternate Loan Funding Strategy"). Other borrowings and federal funds purchased totaled $191.0 million at September 30, 1996, compared to $14.1 million at December 31, 1993. The use of non-deposit sources of funds is structured to complement the Banks' interest-rate risk profile, and the cost of such borrowings is a principal consideration in the Banks' loan and deposit pricing.

RESULTS OF OPERATIONS

     SUMMARY. Net income increased by 16.7% to $5.8 million during the nine months ended September 30, 1996, from $5.0 million during the comparable period of 1995. Earnings per share during those periods were equal to $2.02 and $1.74 in 1996 and 1995, respectively. During 1995, net income increased by 12.9% to a record $6.8 million or $2.38 per share. A year earlier, net income increased by 7.6% to $6.0 million, equal to $2.09 per share, from $5.6 million or $1.95 per share in 1993.


     The increases in net income principally reflect increases in average earning assets that resulted from the acquisition of banks as well as the successful implementation of the Alternate Loan Funding Strategy. Average earning assets grew by 61.6% to $634.1 million during the first nine-month period of 1996 from

$392.4 million for the year ended December 31, 1993. Over that same period, the Company's annualized net interest income increased by 51.6% to $33.5 million in 1996 from $22.1 million in 1993. In addition to an increase in the absolute level of average earning assets since 1993, the mix of average earning assets has shifted toward higher yielding loans from other earning assets. During the nine months ended September 30, 1996, loans comprised 76.6% of total average earning assets, up from 66.1% for the year ended December 31, 1993.

     As a result of the Banks' ability to generate loans, principally single family residential real estate mortgage loans, average earning assets increased by 26.5% to $634.1 million during the nine-month period in 1996, from $501.3 million during the comparable period in 1995, and by 15.1% to $513.4 million during 1995, from $446.0 million in 1994. During those respective periods, net interest income increased by 21.3% and 11.3%. The recent NBC Acquisition also contributed to the increase in average earning assets and net interest income during 1996.

                             KEY PERFORMANCE RATIOS

                                                             NINE MONTHS
                                                                ENDED               YEAR ENDED
                                                            SEPTEMBER 30,          DECEMBER 31,
                                                            --------------    -----------------------
                                                            1996     1995     1995     1994     1993
                                                            -----    -----    -----    -----    -----
Return on
  Average assets.........................................    1.16%    1.26%    1.25%    1.25%    1.33%
  Average common equity..................................   15.78    15.60    15.59    15.22    15.21
Income per common share(1)...............................   $2.02    $1.74    $2.38    $2.09    $1.95

-------------------------
(1) Adjusted to give retroactive effect to 5% stock dividends in 1996 and 1995.

     The increase in the Company's return on average equity, relative to its return on average assets, reflects management's efforts to profitably maintain or enhance financial leverage within management's established risk parameters. As a result of the NBC Acquisition and the Alternate Loan Funding Strategy, the Company's leverage ratio (average assets divided by average equity) increased to
13.66 during the nine months ended September 30, 1996. During 1995, the leverage ratio was equal to 12.44, compared to 12.16 and 11.47 in 1994 and 1993, respectively.

     NET INTEREST INCOME. Tax equivalent net interest income increased by 21.1% to $25.9 million during the nine months ended September 30, 1996, from $21.3 million during the comparable period a year earlier. The increase principally reflects the $132.9 million increase in average earning assets generated by the Alternate Loan Funding Strategy and the NBC Acquisition. Tax equivalent net interest income as a percent of average earning assets declined to 5.45% during the nine months ended September 30, 1996, from 5.69% during the comparable period in 1995. Management attributes a portion of the 24 basis point decline to the cost of non-deposit funds that were used to implement the Alternate Loan Funding Strategy. The interest paid on unsecured borrowings that were used to fund the NBC Acquisition offset a portion of the increase in tax equivalent net interest income.

     The following table sets forth the average balance, the interest earned or paid thereon and the effective interest rate for each major category of interest-earning assets and interest-bearing liabilities for the nine months ended September 30, 1996 and 1995.

                   AVERAGE BALANCES AND TAX EQUIVALENT RATES


                                                        NINE MONTHS ENDED SEPTEMBER 30,
                                 ------------------------------------------------------------------------------
                                                 1996                                     1995
                                 -------------------------------------    -------------------------------------
                                 AVERAGE                                  AVERAGE
                                 BALANCE     INTEREST    YIELD/COST(3)    BALANCE     INTEREST    YIELD/COST(3)
                                 --------    --------    -------------    --------    --------    -------------
                                                             (DOLLARS IN THOUSANDS)
ASSETS
Loans -- all domestic(1)(2)....  $485,407    $ 35,367         9.73%       $369,777    $ 27,225         9.84%
Taxable securities.............    98,326       4,873         6.62          95,985       4,572         6.37
Tax-exempt securities(2).......    37,618       2,522         8.96          30,315       2,163         9.54
Other investments..............    12,777         636         6.65           5,197         264         6.79
                                 --------     -------                     --------     -------
  Interest earning assets......   634,128      43,398         9.14         501,274      34,224         9.13
                                              -------                                  -------
Cash and due from banks........    19,792                                   15,944
Other assets, net..............    18,913                                   14,046
                                 --------                                 --------
     Total assets..............  $672,833                                 $531,355
                                 ========                                 ========
LIABILITIES
Savings and NOW................  $242,641       4,484         2.47        $219,985       4,227         2.57
Time deposits..................   178,671       7,114         5.32         138,871       4,966         4.78
Long-term debt.................     4,518         241         7.13               0           0           --
Other borrowings...............   133,447       5,709         5.72          80,178       3,688         6.15
                                 --------     -------                     --------     -------
  Interest bearing
     liabilities...............   559,277      17,548         4.19         439,034      12,881         3.92
                                              -------                                  -------
Demand deposits................    56,687                                   44,022
Other liabilities..............     7,603                                    5,559
Shareholders' equity...........    49,266                                   42,740
                                 --------                                 --------
     Total liabilities and
       shareholders' equity....  $672,833                                 $531,355
                                 ========                                 ========
     Net interest income.......              $ 25,850                                 $ 21,343
                                              =======                                  =======
     Net interest income as a
       percent of earning
       assets..................                               5.45%                                    5.69%
                                                              ====                                     ====


-------------------------
(1) Interest on loans includes net origination fees totaling $2.4 million and $2.0 million for the nine-month periods in 1996 and 1995, respectively.

(2) Interest on tax-exempt securities has been adjusted to reflect preferential taxation. The adjustment assumes a marginal tax rate of 34% for each of the nine-month periods.

(3) Interest income and expense for the nine-month periods have been annualized.

     Tax equivalent net interest income increased by 10.7% to $29.0 million during 1995 and by 14.1% to $26.2 million in 1994. Such increases reflect double-digit percentage increases in average earning assets during those periods. Average earning assets increased by 15.1% to $513.4 million during 1995, and by 13.6% to $446.0 million during 1994. The Alternate Loan Funding Strategy accounted for approximately 90% of the $67.4 million increase in average earning assets during 1995, while the 1993 Acquisitions accounted for approximately 70% of the $53.5 million increase in average earning assets for the prior year.

     The following table sets forth the average balance, the interest earned or paid thereon and the effective interest rate for each major category of interest-earning assets and interest-bearing liabilities for the years ended December 31, 1995, 1994 and 1993.

                   AVERAGE BALANCES AND TAX EQUIVALENT RATES


                                                               YEAR ENDED DECEMBER 31,
                              ------------------------------------------------------------------------------------------
                                          1995                           1994                           1993
                              ----------------------------   ----------------------------   ----------------------------
                              AVERAGE               YIELD/   AVERAGE               YIELD/   AVERAGE               YIELD/
                              BALANCE    INTEREST    COST    BALANCE    INTEREST    COST    BALANCE    INTEREST    COST
                              --------   --------   ------   --------   --------   ------   --------   --------   ------
                                                                (DOLLARS IN THOUSANDS)
ASSETS
Loans -- all
  domestic(1)(2)............  $382,644   $ 37,654    9.84%   $294,968   $ 28,936    9.81%   $259,334   $ 26,001   10.03%
Taxable securities..........    93,064      5,919    6.36     108,905      6,537    6.00      88,869      5,976    6.73
Tax-exempt securities(2)....    31,516      2,914    9.25      29,763      2,857    9.60      28,881      2,761    9.56
Other investments...........     6,153        421    6.84      12,335        460    3.73      15,359        535    3.48
                              --------    -------            --------    -------            --------    -------
  Interest earning assets...   513,377     46,908    9.14     445,971     38,790    8.70     392,443     35,273    8.99
                                          -------                        -------                        -------
Cash and due from banks.....    16,091                         14,359                         13,996
Other assets, net...........    14,115                         21,491                         16,226
                              --------                       --------                       --------
      Total assets..........  $543,583                       $481,821                       $422,665
                              ========                       ========                       ========
LIABILITIES
Savings and NOW.............  $217,721      5,515    2.53    $213,590      4,819    2.26    $185,419      4,887    2.64
Time deposits...............   141,292      6,955    4.92     150,036      6,273    4.18     150,536      7,140    4.74
Long-term debt..............         0          0      --       2,195        120    5.47         525         28    5.33
Other borrowings............    89,048      5,430    6.10      28,481      1,373    4.82       8,010        250    3.12
                              --------    -------            --------    -------            --------    -------
  Interest bearing
    liabilities.............   448,061     17,900    4.00     394,302     12,585    3.19     344,490     12,305    3.57
                                          -------                        -------                        -------
Demand deposits.............    46,539                         41,910                         37,426
Other liabilities...........     5,296                          5,989                          3,900
Shareholders' equity........    43,687                         39,620                         36,849
                              --------                       --------                       --------
      Total liabilities and
         shareholders'
         equity.............  $543,583                       $481,821                       $422,665
                              ========                       ========                       ========
      Net interest income...             $ 29,008                       $ 26,205                       $ 22,968
                                          =======                        =======                        =======
      Net interest income as
         a percent of
         earning
         assets.............                         5.65%                          5.88%                          5.85%
                                                     ====                           ====                           ====


-------------------------
(1) Interest on loans includes net origination fees totaling $2.7 million, $2.6 million, and $2.2 million in 1995, 1994, and 1993, respectively.

(2) Interest on tax-exempt securities has been adjusted to reflect preferential taxation. The adjustment assumes a marginal tax rate of 34% for each of the three years. For purposes of analysis, tax-exempt loans are included in tax-exempt securities.

     Tax equivalent net interest income was equal to 5.65% of average earning assets during 1995 compared to 5.88% and 5.85% in 1994 and 1993, respectively. Management attributes the 23 basis point decline during 1995 to the average cost of other borrowings utilized to fund its Alternate Loan Funding Strategy. In view of the respective contributions to net income and the Company's return on average equity, management believes that its Alternate Loan Funding Strategy is consistent with its goal to profitably deploy capital.


     The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by the prior period's rate); and (ii) changes in rates (changes in rate multiplied by the prior period's volume).


                  CHANGE IN TAX EQUIVALENT NET INTEREST INCOME

                                                                                      YEAR ENDED DECEMBER 31,
                                       NINE MONTHS ENDED          ---------------------------------------------------------------
                                         SEPTEMBER 30,
                                     1996 COMPARED TO 1995            1995 COMPARED TO 1994             1994 COMPARED TO 1993
                                  ---------------------------     -----------------------------     -----------------------------
                                  VOLUME     RATE       NET       VOLUME      RATE        NET       VOLUME      RATE        NET
                                  ------     -----     ------     ------     -------     ------     ------     -------     ------
                                  (DOLLARS IN THOUSANDS)
Increase (decrease) in
 interest income(1)
 Loans -- all domestic........    $8,428     $(286)    $8,142     $8,627     $    91     $8,718     $3,506     $  (571)    $2,935
 Taxable securities...........      113        188        301       (991)        373       (618)     1,255        (694)       561
 Tax-exempt securities(2).....      496       (137)       359        165        (108)        57         85          11         96
 Other investments............      377         (5)       372       (303)        264        (39)      (111)         36        (75)
                                  ------     -----     ------     ------     -------     ------     ------     -------     ------
     Total interest income....    9,414       (240)     9,174      7,498         620      8,118      4,735      (1,218)     3,517
                                  ------     -----     ------     ------     -------     ------     ------     -------     ------
Increase (decrease) in
 interest expense
 Savings and NOW..............      423       (166)       257         95         601        696        688        (756)       (68)
 Time deposits................    1,539        609      2,148       (382)      1,064        682        (24)       (843)      (867)
 Long-term debt...............      241          0        241       (120)          0       (120)        91           1         92
 Other borrowings.............    2,295       (274)     2,021      3,594         463      4,057        930         193      1,123
                                  ------     -----     ------     ------     -------     ------     ------     -------     ------
     Total interest expense...    4,498        169      4,667      3,187       2,128      5,315      1,685      (1,405)       280
                                  ------     -----     ------     ------     -------     ------     ------     -------     ------
     Net interest income......    $4,916     $(409)    $4,507     $4,311     $(1,508)    $2,803     $3,050     $   187     $3,237
                                  ======     =====     ======     ======     =======     ======     ======     =======     ======

-------------------------
(1) The change in interest due to changes in both balance and rate has been allocated to change due to balance and change due to rate in proportion to the relationship to the absolute dollar amounts of change in each.

(2) Interest on tax exempt securities has been adjusted to reflect preferential taxation. The adjustment assumes a marginal tax rate of 34% for each of the three years.

     The following table sets forth the composition of average interest-earning assets and interest-bearing liabilities as a percent of average total interest-earning assets for each of the periods indicated.

     COMPOSITION OF AVERAGE EARNING ASSETS AND INTEREST PAYING LIABILITIES

                                                                               NINE MONTHS
                                                                                  ENDED
                                                                              SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                                                            -----------------     ----------------------------
                                                                             1996       1995       1995       1994       1993
                                                                            ------     ------     ------     ------     ------
As a percent of average earning assets
 Loans -- all domestic..................................................     76.55%     73.77%     74.53%     66.14%     66.08%
 Other earning assets...................................................     23.45      26.23      25.47      33.86      33.92
                                                                            ------     ------     ------     ------     ------
     Average earning assets.............................................    100.00%    100.00%    100.00%    100.00%    100.00%
                                                                            ======     ======     ======     ======     ======
 Savings and NOW........................................................     38.26%     43.89%     42.41%     47.89%     47.25%
 Time deposits..........................................................     28.18      27.70      27.52      33.64      38.36
 Other borrowings and long-term debt....................................     21.76      16.00      17.35       6.88       2.17
                                                                            ------     ------     ------     ------     ------
     Average interest bearing liabilities...............................     88.20%     87.59%     87.28%     88.41%     87.78%
                                                                            ======     ======     ======     ======     ======
Earning asset ratio.....................................................     94.25%     94.34%     94.44%     92.56%     92.85%
Free-funds ratio(1).....................................................     11.80      12.41      12.72      11.59      12.22

-------------------------
(1) Represents the percentage of average earning assets that are funded by non-interest bearing liabilities and capital.

     Increases in loans as a percent of average earning assets has had a favorable impact on tax equivalent net interest income as a percent of average earning assets. For the first nine months of 1996 and 1995, loans were equal to approximately 76.6% and 73.8% of average earning assets, respectively. Loans were equal to approximately 74.5% of average earning assets in 1995 and 66.1% in both 1994 and 1993. Management expects that the consummation of the pending acquisition of the FOA Branches will initially reduce loans as a percent of average earning assets and will have a corresponding negative impact on the Company's tax equivalent net interest income as a percent of average earning assets. Over time, management expects to reinvest the assets into loans following consummation of the transaction.

     PROVISION FOR LOAN LOSSES. In addition to a subjective analysis of general and local economic conditions, management's assessment of the allowance for loan losses is based upon the amount and composition of loan balances, a systematic review of specific credits and historical loss experience, as well as the absolute level of nonperforming and impaired loans.

     The provision for loan losses totaled $942,000 during the nine months ended September 30, 1996. The increase from $477,000 during the comparable period in 1995 resulted from the application of management's allocation methodology (as described above) to the loans associated with the NBC Acquisition and the increase in loans, excluding loans held for sale ("Portfolio Loans").

     The provision for loan losses totaled $636,000 in 1995, compared to $473,000 in 1994 and $657,000 in 1993. Increases in the provision during 1995 principally reflect the increase in Portfolio Loans. The decrease in the provision during 1994 reflects a subsequent decline in substandard assets that had been acquired as a result of the 1993 Acquisitions and the KSB Acquisition in 1994, and the corresponding increase in the unallocated portion of the allowance for loan losses.


     NONINTEREST INCOME. Noninterest income increased by 49.9% during the nine months ended September 30, 1996, from $2.7 million during the comparable period in 1995. The increase reflects increases in net gains on the sale of real estate mortgage loans, as well as increases in service charges on deposit accounts and other income.


     Noninterest income totaled $3.8 million in 1995 compared to $3.1 million and $3.9 million in 1994 and 1993, respectively. The increase in net gains on real estate mortgage loans accounted for approximately 72% of the $665,000 increase in noninterest income during 1995. A year earlier, a decline in net gains on the sale of such loans and net losses on the sale of securities available for sale accounted for the $797,000 decrease in noninterest income.

     The following table sets forth the principal components of noninterest income for each of the periods indicated.

                               NONINTEREST INCOME

                                                         NINE MONTHS
                                                            ENDED
                                                        SEPTEMBER 30,       YEAR ENDED DECEMBER 31,
                                                       ----------------    --------------------------
                                                        1996      1995      1995      1994      1993
                                                       ------    ------    ------    ------    ------
                                                                       (IN THOUSANDS)
Service charges on deposit accounts.................   $1,641    $1,439    $1,919    $1,892    $1,589
Net gains (losses) on asset sales
  Real estate mortgage loans........................    1,251       405       728       249       721
  Securities........................................     (130)     (110)     (120)     (174)      637
Real estate mortgage loan servicing.................      299       273       371       335       217
PrimeVest commission................................       82        55        73       120       139
Other...............................................      838       594       795       679       595
                                                       ------    ------    ------    ------    ------
     Total noninterest income.......................   $3,981    $2,656    $3,766    $3,101    $3,898
                                                       ======    ======    ======    ======    ======

     Service charges on deposit accounts, the largest component of noninterest income, totaled $1.6 million and $1.4 million during the nine months ended September 30, 1996 and 1995, respectively. The $202,000 increase in service charges reflects the NBC Acquisition. During 1995, such service charges totaled $1.9 million, essentially unchanged from 1994. The $303,000 increase to $1.9 million in 1994 from $1.6 million in 1993, principally reflects the impact of the 1993 Acquisitions.

     Net gains on the sale of real estate mortgage loans totaled $1.3 million and $405,000 during the nine months ended September 30, 1996 and 1995, respectively. Such gains totaled $728,000 in 1995, compared to $249,000 in 1994 and $721,000 in 1993.

     Although the majority of the 209% increase in net gains on the sale of real estate loans during 1996 reflects favorable economic conditions and an increase in loans sold, management attributes 45% of the increase to the impact of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS #122"), and the increased sale of related servicing rights. See "Statements of Financial Accounting Standards."

     In addition to an increase in loans sold, the 192% increase during 1995 reflects an increase in net gains as a percent of real estate mortgage loans sold. The overall decline in net gains during 1994 reflects the combined effects of a decrease in loans sold as well as a decrease in net gains as a percent of loans sold.

     The following table sets forth certain information with respect to the origination and sale of real estate mortgage loans, including the net gains recognized on the sale of such loans.

              NET GAINS ON THE SALE OF REAL ESTATE MORTGAGE LOANS

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,             YEAR ENDED DECEMBER 31,
                                          ---------------------     --------------------------------
                                            1996         1995         1995        1994        1993
                                          --------     --------     --------     -------     -------
                                                            (DOLLARS IN THOUSANDS)
Real estate mortgage loan
  originations.........................   $166,100     $118,100     $163,500     $97,800     $80,200
Real estate mortgage loan sales........     80,000       33,400       52,000      38,100      50,100
Real estate mortgage loan servicing
  rights sold..........................     28,800       11,900       19,700       1,500         500
Net gains on the sale of real estate
  mortgage loans.......................      1,251          405          728         249         721
Net gains as a percent of real estate
  mortgage loan sales..................       1.56%        1.21%        1.40%       0.65%       1.44%

     Consistent with management's desire to maintain profitable leverage, the Banks continue to retain rate-sensitive real estate mortgage loans and sell the majority of fixed-rate obligations. See "Financial Condition -- Asset/Liability Management." Accordingly, the volume of loans sold is dependent upon the Banks' ability to sustain or increase the origination of real estate mortgage loans as well as consumer demand for fixed-rate loans. Net gains on the sale of such loans are also dependent upon economic and competitive factors as well as the Banks' ability to effectively manage exposure to changes in interest rates.

     To maintain customer relationships, the Banks have historically retained servicing rights on real estate mortgage loans sold. During the nine months ended 1996 and the year ended 1995, however, the Banks sold the related servicing rights on $28.8 million and $19.7 million, respectively, of real estate mortgage loans, principally loans underwritten pursuant to government guarantees and loans that have been originated in markets that are not served by the Banks' branch networks.

     The Company realized net losses of $130,000 and $110,000 on the sale of securities available for sale during the nine months ended September 30, 1996 and 1995, respectively. The Company also realized net losses of $120,000 in 1995 and $174,000 in 1994 compared to net gains of $637,000 in 1993. Future gains and losses will be dependent upon the Banks' asset/liability management needs as well as the slope of the yield curve, the level of interest rates and other pertinent factors. See "Financial Condition -- Asset/Liability Management."

     NONINTEREST EXPENSE. Noninterest expense totaled $19.8 million and $15.9 million during the nine months ended September 30, 1996 and 1995, respectively. Noninterest expense totaled $21.7 million in 1995 compared to $19.5 million in 1994 and $17.5 million in 1993. Salaries and benefits are the largest component of noninterest expense and account for the majority of the increase in total noninterest expense. A reduction in FDIC insurance assessments, however, limited the increase in total noninterest expense.

     The following table sets forth the principal components of noninterest expense for each of the periods indicated.

                              NONINTEREST EXPENSE

                                                  NINE MONTHS ENDED
                                                    SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                                                  ------------------    -----------------------------
                                                   1996       1995       1995       1994       1993
                                                  -------    -------    -------    -------    -------
                                                                    (IN THOUSANDS)
Salaries.......................................   $ 7,450    $ 5,887    $ 8,005    $ 7,817    $ 6,593
Performance-based compensation and benefits....     2,280      1,703      2,351      1,052      1,182
Other benefits.................................     1,674      1,313      1,807      1,693      1,541
                                                  -------    -------    -------    -------    -------
     Total salaries and benefits...............    11,404      8,903     12,163     10,562      9,316
Occupancy, net.................................     1,458      1,135      1,548      1,392      1,237
Furniture and fixtures.........................     1,337        975      1,345      1,248        968
Loan and collection............................       396        748      1,030        626        724
Deposit insurance..............................        92        454        499        966        858
Other..........................................     5,117      3,682      5,117      4,709      4,432
                                                  -------    -------    -------    -------    -------
     Total noninterest expense.................   $19,804    $15,897    $21,702    $19,503    $17,535
                                                  =======    =======    =======    =======    =======

     The Company and the Banks maintain compensation policies and practices that are intended to provide incentives for superior performance and align the interests of officers and employees with those of the Company's shareholders. Such "pay for performance" compensation plans include annual cash performance awards, the Employee Stock Ownership Plan, the Employee Stock Option Plan and the Incentive Share Grant Plan. Including commissions relating to the origination of real estate mortgage loans, aggregate performance-based compensation accounts for approximately 23% of the $2.5 million increase in salaries and benefits during the nine months ended September 30, 1996, and approximately 81% of the $1.6 million increase during 1995.

     The NBC Acquisition and the 1993 Acquisitions also had a substantive impact on salaries and benefits as well as total noninterest expense. Management estimates that the NBC Acquisition accounted for 33% and 45% of the increase in salaries and benefits and total noninterest expense, respectively, during the nine months ended September 30, 1996. During 1994, all of the increase in salaries and benefits and 90% of the increase in total noninterest expense can be attributed to the 1993 Acquisitions.

     Costs associated with new branch facilities, a write down of other real estate as well as the introduction of the "EZ Money" check card and related ATM conversions have also contributed to the increases in total noninterest expense during the nine months ended September 30, 1996. Costs associated with the new loan production offices or otherwise relating to the origination of real estate mortgage loans contributed to the increase in occupancy, furniture and fixtures and other noninterest expense during 1995. Environmental remediation costs associated with two foreclosed properties also contributed approximately $200,000 to the increase in noninterest expense. These remediation costs were covered under the Michigan Underground Storage Tank Financial Assurance Fund ("MUSTFA"). MUSTFA announced that it was unable to fund all claims, however, and the Company has provided for all remaining remediation costs as estimated by environmental engineers.

FINANCIAL CONDITION

     SUMMARY. The Banks have committed significant resources to loan origination efforts, including two new loan production offices during the second quarter of 1995. Portfolio Loans totaled $565.4 million at September 30, 1996, compared to $418.0 million and $336.7 million at December 31, 1995 and 1994, respectively. Excluding the impact of the NBC Acquisition, rate-sensitive real estate mortgage loans accounted for approximately 67% and 72% of the increase in Portfolio Loans during the first nine months of 1996 and for all of 1995, respectively.

     In addition to the proceeds from security sales and maturities, the Banks have relied on other borrowings to fund the increase in Portfolio Loans. The use of such nondeposit funds, principally advances from the FHLB, complements the Banks' core deposits and may further assist the Banks' efforts to manage their exposure to changes in interest rates. See "-- Asset/Liability Management." Such advances totaled $131.0 million at September 30, 1996, compared to $103.0 million and $40.0 million at December 31, 1995 and 1994, respectively.


     SECURITIES. The Banks maintain diversified securities portfolios that include obligations of the U.S. Treasury and government-sponsored agencies as well as securities issued by states and political subdivisions and mortgage-backed securities. Securities available for sale are carried at fair value and unrealized gains and losses, after consideration of applicable federal income taxes, are recognized as a separate component of shareholders' equity.

     Management has the intent and the Banks have the ability to hold other securities to maturity. These securities are carried at amortized cost without adjustment for unrealized gains or losses. Although there are no current plans to sell securities, management continues to evaluate the Banks' asset/liability management needs and attempts to maintain a portfolio structure that will improve earnings while maintaining sufficient liquidity and cash flow to fund loans.

     The following tables set forth the book value of securities at the specified dates and certain information with respect to the securities portfolios, including gross unrealized gains and losses.

                                   SECURITIES

                                                                                DECEMBER 31,
                                                      SEPTEMBER 30,    ------------------------------
                                                          1996          1995       1994        1993
                                                      -------------    -------    -------    --------
                                                                      (IN THOUSANDS)
AVAILABLE FOR SALE
U.S. Treasury.......................................    $  22,433      $23,272    $34,724    $ 30,330
U.S. Government agencies............................       21,205        6,623          0           0
States and political subdivisions...................       18,669        9,290          0           0
Mortgage-backed securities..........................       56,487       37,722     11,684           0
Other securities....................................        3,693       10,646      6,348           0
                                                         --------      -------    -------    --------
     Total..........................................    $ 122,487      $87,553    $52,756    $ 30,330
                                                         ========      =======    =======    ========
HELD TO MATURITY
U.S. Treasury.......................................    $       0      $     0    $ 5,738    $ 29,385
U.S. Government agencies............................        1,485        2,559     11,004       6,601
States and political subdivisions...................       20,137       20,142     27,240      27,241
Mortgage-backed securities..........................        3,865        4,487     26,545      35,295
Other Securities....................................        1,387          718      7,194       7,295
                                                         --------      -------    -------    --------
     Total..........................................    $  26,874      $27,906    $77,721    $105,817
                                                         ========      =======    =======    ========

                                                                           UNREALIZED
                                                           AMORTIZED    ----------------      FAIR
                                                             COST       GAINS     LOSSES     VALUE
                                                           ---------    ------    ------    --------
                                                                        (IN THOUSANDS)
SECURITIES AVAILABLE FOR SALE
September 30, 1996......................................   $ 122,231    $  980    $  724    $122,487
December 31, 1995.......................................      86,471     1,538       456      87,553
December 31, 1994.......................................      55,968         0     3,212      52,756
December 31, 1993.......................................      30,330       120         0      30,450
SECURITIES HELD TO MATURITY
September 30, 1996......................................   $  26,874    $  891    $   67    $ 27,698
December 31, 1995.......................................      27,906     1,157        32      29,031
December 31, 1994.......................................      77,721       976     1,247      77,450
December 31, 1993.......................................     107,261     4,386       472     111,175

     The following table sets forth certain information with respect to the proceeds from the sale of securities available for sale, including related realized gains and losses.

            PROCEEDS FROM THE SALE OF SECURITIES AVAILABLE FOR SALE

                                                                                       REALIZED
                                                                                    ---------------
                                                                        PROCEEDS    GAINS    LOSSES
                                                                        --------    -----    ------
                                                                              (IN THOUSANDS)
NINE MONTHS ENDED
September 30, 1996...................................................   $ 15,907    $  44     $174
September 30, 1995...................................................     13,152        7      117
YEAR ENDED
December 31, 1995....................................................   $ 14,054    $   8     $128
December 31, 1994....................................................     28,384      228      402
December 31, 1993....................................................     34,341      658       27

     LOAN PORTFOLIOS. Management believes that the stable and diversified economies of the Banks' principal markets provide attractive lending opportunities. In addition to the communities served by the Banks' branch networks and loan production offices, the principal lending markets include nearby communities and metropolitan areas. Subject to established underwriting criteria, the Banks may also participate in commercial lending transactions with certain non-affiliated banks and purchase real estate mortgage loans from third-party originators.

     Management believes that its decentralized structure provides the Banks with important advantages in serving the needs of its principal lending markets. Although the management and Board of Directors of each of the Banks retain authority and responsibility for all credit decisions, each of the Banks has adopted uniform underwriting standards. The Company's loan committee and the centralization of credit services promote compliance with these underwriting standards and provide internal controls that are consistent with the needs of a decentralized management structure. The Company's centralized credit services, which include credit analysis and commercial loan review, also provide economies of scale. The centralization of retail loan services further provides for consistent service quality and facilitates compliance with applicable consumer protection laws and regulations.

     The following table sets forth the principal components of Portfolio Loans at the dates indicated.

                           LOAN PORTFOLIO COMPOSITION

                                                                               DECEMBER 31,
                                                                -------------------------------------------
                                        SEPTEMBER 30, 1996             1995                    1994
                                        -------------------     -------------------     -------------------
                                         AMOUNT     PERCENT      AMOUNT     PERCENT      AMOUNT     PERCENT
                                        --------    -------     --------    -------     --------    -------
                                                              (DOLLARS IN THOUSANDS)
Real estate
  Residential first mortgages........   $263,224      46.6%     $211,690      50.6%     $158,432      47.1%
  Residential home equity............     31,528       5.6        19,733       4.7        17,704       5.3
  Construction and land
     development.....................     46,350       8.2        29,328       7.0        27,289       8.1
  Other..............................     84,428      14.9        56,675      13.6        44,982      13.4
Consumer.............................     92,137      16.3        64,821      15.5        49,075      14.6
Commercial...........................     31,534       5.6        23,403       5.6        23,388       6.9
Agricultural.........................     16,217       2.8        12,394       3.0        15,855       4.6
                                        --------     -----      --------     -----      --------     -----
     Total loans.....................   $565,418     100.0%     $418,044     100.0%     $336,725     100.0%
                                        ========     =====      ========     =====      ========     =====

     The following table sets forth the principal components of nonperforming assets at the dates indicated.

                              NONPERFORMING ASSETS

                                                                                   DECEMBER 31,
                                                           SEPTEMBER 30,    --------------------------
                                                               1996          1995      1994      1993
                                                           -------------    ------    ------    ------
                                                                     (DOLLARS IN THOUSANDS)
Non-accrual loans.......................................      $ 2,089       $1,886    $2,052    $1,707
Loans 90 days or more past due and still accruing
  interest..............................................        1,159          427       254       408
Restructured loans......................................          203          247       528     1,098
                                                               ------       ------    ------    ------
     Total nonperforming loans..........................        3,451        2,560     2,834     3,213
Other real estate.......................................          956          760     1,381     2,647
                                                               ------       ------    ------    ------
     Total nonperforming assets.........................      $ 4,407       $3,320    $4,215    $5,860
                                                               ======       ======    ======    ======
As a percent of total loans
  Nonperforming loans...................................         0.61%        0.61%     0.84%     1.14%
  Nonperforming assets..................................         0.78         0.79      1.25      2.08

     The increases in nonperforming loans and assets during 1996 were the result of the NBC Acquisition. In the absence of that transaction, nonperforming loans would have declined to $2.5 million, equal to 0.52% of Portfolio Loans at September 30, 1996, and nonperforming assets would have declined to $3.3 million or 0.68% of Portfolio Loans.

     The consistent decline in nonperforming loans and assets during 1995 and 1994 largely reflects a decrease in substandard assets originally acquired in connection with the KSB Acquisition in 1994, as well as the 1993 Acquisitions. Nonperforming assets associated with these acquisitions totaled $1.4 million, $2.3 million, and $2.0 million at December 31, 1995, 1994, and 1993, respectively.

     Impaired loans totaled approximately $2.2 million at September 30, 1996. In addition to certain nonperforming loans, such impaired loans include commercial and agricultural loans totaling $800,000 that have been separately identified as impaired. Certain impaired loans with a balance of approximately $1.0 million at September 30, 1996, had specific allocations of the allowance for loan losses totaling approximately $125,000. The Company's average investment in impaired loans was approximately $2.5 million during the nine-month period ended September 30, 1996, and interest income recognized on impaired loans during that period totaled approximately $110,000.

     The following table sets forth an analysis of the changes in the allowance for loan losses at each of the dates indicated.

                           ALLOWANCE FOR LOAN LOSSES

                                                                                 DECEMBER 31,
                                         SEPTEMBER 30,     --------------------------------------------------------
                                             1996            1995        1994      1993(1)     1992(1)     1991(1)
                                         -------------     --------    --------    --------    --------    --------
                                                                   (DOLLARS IN THOUSANDS)
Loans outstanding at the end of the
  period
  (net of unearned fees)..............     $ 575,807       $434,091    $342,658    $288,643    $261,634    $275,144
                                            ========       ========    ========    ========    ========    ========
Average loans outstanding for the
  period
  (net of unearned fees)..............     $ 485,407       $382,644    $294,968    $259,334    $267,801    $260,594
                                            ========       ========    ========    ========    ========    ========
Balance of allowance for loan losses
  at beginning of period..............     $   5,243       $  5,054    $  5,053    $  4,023    $  3,784    $  3,541
                                            --------       --------    --------    --------    --------    --------
Loans charged-off
  Real estate.........................             6             24          14          38          69          51
  Commercial and agricultural.........            58            113         311         306         566         421
  Installment.........................           601            575         546         370         581         613
                                            --------       --------    --------    --------    --------    --------
    Total loans charged-off...........           665            712         871         714       1,216       1,085
                                            --------       --------    --------    --------    --------    --------
Recoveries of loans previously
  charged-off.........................
  Real estate.........................             8             28           6          11          26           3
  Commercial and agricultural.........            82            115         151         156          91         123
  Installment.........................           180            122         242         164         113         189
                                            --------       --------    --------    --------    --------    --------
    Total recoveries..................           270            265         399         331         230         315
                                            --------       --------    --------    --------    --------    --------
    Net loans charged-off.............           395            447         472         383         986         770
Additions to allowance charged to
  operating expense...................           942            636         473         657       1,225       1,013
Allowance on loans acquired...........           930              0           0         756           0           0
                                            --------       --------    --------    --------    --------    --------
Balance at end of period..............     $   6,720       $  5,243    $  5,054    $  5,053    $  4,023    $  3,784
                                            ========       ========    ========    ========    ========    ========
Net loans charged-off as a percent
  of average loans outstanding for
  the period(2).......................          0.11%          0.12%       0.16%       0.15%       0.37%       0.30%
Allowance for loan losses as a percent
  of loans outstanding at the end of
  the period..........................          1.17           1.21        1.48        1.75        1.54        1.38
Allowance for loan losses as a percent
  of nonperforming assets.............        194.73         204.80      178.33      157.27      126.75       78.90

-------------------------
(1) Restated to reflect an acquisition accounted for as a pooling of interests. See Note 2 to Consolidated Financial Statements.

(2) September 30, 1996 information is annualized.


     The allowance for loan losses is maintained at a level that management considers appropriate, based upon its assessment of relevant circumstances, by charges to the associated provision for loan losses. See "-- Provision for Loan Losses." In performing its assessment, management allocates a portion of the allowance to specific loans and loan portfolios. Although the allowance for loan losses has declined as a percent of Portfolio Loans, the unallocated portion of the allowance increased to 57.3% of the total allowance at September 30, 1996, from 41.5% at December 31, 1993.


     The following table sets forth management's allocation of the allowance for loan losses to specific loans and loan portfolios for each of the periods indicated.

                  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                                                   DECEMBER 31,
                                                           SEPTEMBER 30,    --------------------------
                                                               1996          1995      1994      1993
                                                           -------------    ------    ------    ------
                                                                         (IN THOUSANDS)
Commercial and agricultural.............................      $ 1,761       $1,612    $1,655    $2,222
Real estate mortgage....................................          229          162       177       270
Installment.............................................          879          597       474       464
Unallocated.............................................        3,851        2,872     2,748     2,097
                                                               ------       ------    ------    ------
     Total..............................................      $ 6,720       $5,243    $5,054    $5,053
                                                               ======       ======    ======    ======

     Loans charged against the allowance for loan losses, net of recoveries ("Net Losses"), were $395,000 during the nine months ended September 30, 1996, compared to $282,000 during the comparable period of 1995. The NBC Acquisition accounted for $90,000 of the $113,000 increase in Net Losses during 1996. Net Losses in 1995 were $447,000 compared to $472,000 and $383,000 in 1994 and 1993, respectively. Management estimates that Net Losses relating to loans that were acquired as a result of the 1993 Acquisitions and the KSB Acquisition in 1994 were $50,000 in 1995, $130,000 in 1994, and $60,000 in 1993.

     DEPOSITS AND BORROWINGS. Deposits totaled $541.8 million at September 30, 1996, compared to $411.6 million at December 31, 1995. The NBC Acquisition accounted for the majority of the $130.2 million increase in deposits. Notwithstanding the purchase of a branch facility with deposits totaling $14.4 million during 1995, total deposits at December 31, 1995 increased only slightly from $409.5 million one year earlier.

     The following table sets forth average deposit balances and the weighted average rates paid thereon for the dates indicated.

                                AVERAGE DEPOSITS


                                                                           YEAR ENDED DECEMBER 31,
                                        SEPTEMBER 30,      --------------------------------------------------------
                                             1996                1995                1994                1993
                                       ----------------    ----------------    ----------------    ----------------
                                       AVERAGE             AVERAGE             AVERAGE             AVERAGE
                                       BALANCE     RATE    BALANCE     RATE    BALANCE     RATE    BALANCE     RATE
                                       --------    ----    --------    ----    --------    ----    --------    ----
                                                                  (DOLLARS IN THOUSANDS)
Noninterest bearing demand..........   $ 56,687            $ 46,539            $ 41,910            $ 37,426
Savings and NOW.....................    242,641    2.47%    217,721    2.53%    213,590    2.26%    185,419    2.64%
Time deposits.......................    178,671    5.32     141,292    4.92     150,036    4.18     150,536    4.74
                                       --------            --------            --------            --------
    Total...........................   $477,999    3.24%   $405,552    3.08%   $405,536    2.74%   $373,381    3.22%
                                       ========            ========            ========            ========

     The following table summarizes time deposits in amounts of $100,000 or more by time remaining until maturity as of September 30, 1996.

                          TIME DEPOSITS OVER $100,000

                                                                    (IN THOUSANDS)
               Three months or less.................................    $ 12,779
               Over three through six months........................       2,718
               Over six months through one year.....................       2,245
               Over one year........................................       7,751
                                                                        -------
                    Total...........................................    $ 25,493
                                                                        =======

     The Banks' competitive position within many of the markets served by the branch networks may limit the ability to materially increase deposits without adversely impacting the weighted-average cost of core deposits. Accordingly, the Banks have relied on other borrowed funds, principally advances from the FHLB, to fund loans as part of its Alternate Loan Funding Strategy, while utilizing pricing strategies that are intended to reduce the weighted-average cost of core deposits. The use of non-deposit funds is structured to complement the Banks' existing interest rate risk profile and may further reduce the Banks' exposure to depositors' options to withdraw funds prior to maturity.

     The Company utilizes federal funds purchased and other borrowings, including FHLB advances, to fund a portion of its earning assets. During the nine months ended September 30, 1996, such other borrowings funded approximately 21.8% of average earning assets compared to 17.4% and 6.9% during the years ended December 31, 1995 and 1994, respectively.


     FHLB advances are secured by the Banks' unencumbered qualifying real estate mortgage loans as well as certain securities equal to 170% of outstanding advances. To increase its aggregate borrowing capacity, management may elect to secure FHLB advances by pledging specific collateral representing 105% to 125% of outstanding advances. Management believes brokered certificates of deposit to be a viable alternative to further diversify the Banks' funding sources.

     CAPITAL RESOURCES. The ability to profitably deploy the capital generated by the Company's results of operations or otherwise maintain financial leverage is critical to management's mission to create value for the Company's shareholders. During periods when management believes there has been an absence of suitable acquisition candidates, the Company's Alternate Loan Funding Strategy has made important contributions to the Company's net income and return on average equity. In view of the franchise value associated with core deposits and other customer relationships, management believes that its approach to acquisitions has also provided value to the Company's shareholders.

     The following table sets forth the Company's capital ratios at the dates indicated.

                                 CAPITAL RATIOS

                                                                                               DECEMBER 31,
                                                                             SEPTEMBER 30,    --------------
                                                                                 1996         1995     1994
                                                                             -------------    -----    -----
Shareholders' equity to total assets......................................        6.40%        7.97%    7.81%
Leverage ratio............................................................        5.23         7.58     7.40
Tier 1 capital to risk-weighted assets....................................        8.18        11.49    11.90
Total risk-based capital to risk-weighted assets..........................        9.44        12.75    13.03

     The Company's dividend policies and its share repurchase plan have been integral components of management's efforts to maintain profitable financial leverage. Cash dividends declared were equal to 36.5% of earnings for the first nine months of 1996, 36.8% and 34.6% for the years ended December 31, 1995 and 1994, respectively. Although there are no current plans to repurchase shares of its capital stock, the Company purchased 35,900 and 40,000 shares of its Common Stock during 1995 and 1994, respectively.

     Shareholders' equity totaled $50.7 million at September 30, 1996, compared to $47.0 million and $40.3 million at December 31, 1995 and 1994, respectively. The increase in shareholders' equity reflects the retention of earnings as well as the value of shares of Common Stock that have been issued pursuant to the Incentive Share Grant Plan and the Company's various stock option plans.

     As a result of the NBC Acquisition, shareholders' equity declined to 6.40% of total assets at September 30, 1996, compared to 7.97% and 7.81% at December 31, 1995, and 1994, respectively. In the absence of that transaction, however, shareholders' equity would have been largely unchanged from December 31, 1995.

     ASSET/LIABILITY MANAGEMENT. The asset/liability management efforts of the Company and the Banks are intended to identify and evaluate opportunities to structure the balance sheet in a manner that is consistent with management's mission to maintain profitable financial leverage within established risk parameters. Accordingly, management's evaluations of alternate strategies carefully consider the likely impact on the Banks' risk profile as well as the anticipated contributions to earnings.

     Management employs simulation analyses to evaluate the potential changes in the Banks' net interest income and market value of portfolio equity that result from changes in interest rates. Such analyses further anticipate the potential changes in the slope of the U.S. Treasury yield curve as well as changes in prepayment rates on certain assets and premature withdrawals of certificates of deposit that will likely accompany changes in interest rates.

     Consistent with management's intent to maintain profitable financial leverage, the marginal cost of non-deposit funds is a principal consideration in the Banks' decision to sell or retain real estate mortgage loans. Marginal funding costs are also an integral component in pricing Portfolio Loans. Management's ongoing evaluations have determined that the retention of 15- and 30-year fixed-rate real estate mortgage loans is not consistent with its goal to profitably deploy capital or the Banks' asset/liability management needs. Accordingly, the majority of such loans are sold to mitigate exposure to changes in interest rates. Adjustable-rate and balloon real estate mortgage loans may, however, be profitably funded with FHLB advances and the retention of such loans is a principal focus of the Alternate Loan Funding Strategy. See "Results of Operations--Noninterest Income."

     The following table sets forth the anticipated maturity or repricing, including estimated prepayments, of interest-earning assets and interest-bearing liabilities at September 30, 1996.

                           INTEREST RATE SENSITIVITY

                                                                SEPTEMBER 30, 1996
                                         ----------------------------------------------------------------
                                                            DAYS
                                         ------------------------------------------          YEARS
                                                                91 --      181 --     -------------------
                                         0 -- 30    31 -- 90     180         365       1 -- 5       5+       TOTAL
                                         --------   --------   --------   ---------   --------   --------   --------
                                         (DOLLARS IN THOUSANDS)
ASSETS
Loans and loans held for sale........... $102,929   $ 44,398   $ 52,012   $ 79,531    $212,672   $ 84,265   $575,807
Taxable securities......................   12,312      7,593      5,475      6,680      46,436     42,257    120,753
Tax-exempt securities...................      799         15        294      1,714      16,570     19,414     38,806
                                         --------   --------   --------   ---------   --------   --------   --------
  Interest earning assets...............  116,040     52,006     57,781     87,925     275,678    145,936    735,366
                                         --------   --------   --------   ---------   --------   --------
Noninterest earning assets..............                                                                      57,786
                                                                                                            --------
    Total Assets........................                                                                    $793,152
                                                                                                            ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Demand, savings and NOW.................   42,892     12,235     17,987     29,291     104,521    125,600   $332,526
Time deposits...........................   20,083     26,933     32,435     45,095      79,458      5,251    209,255
Other borrowings........................   54,458     70,501      3,000     31,000      32,000          0    190,959
                                         --------   --------   --------   ---------   --------   --------   --------
    Total deposits and other
      borrowings........................  117,433    109,669     53,422    105,386     215,979    130,851    732,740
                                         --------   --------   --------   ---------   --------   --------
  Other liabilities and shareholders'
    equity..............................                                                                      60,412
                                                                                                            --------
    Total Liabilities and
      Shareholders' Equity..............                                                                    $793,152
                                                                                                            ========
RATE SENSITIVITY GAP AND RATIOS
  Gap for period........................ $ (1,393)  $(57,663)  $  4,359   $(17,461)   $ 59,699   $ 15,085
                                         ========   ========   ========   =========   ========   ========
  Cumulative gap........................ $ (1,393)  $(59,056)  $(54,697)  $(72,158)   $(12,459)  $  2,626
                                         ========   ========   ========   =========   ========   ========
  Ratio of rate-sensitive assets to
    rate-sensitive liabilities for
    period..............................     98.8%      47.4%     108.2%      83.4%      127.6%     111.5%
  Cumulative ratio of rate-sensitive
    assets to rate-sensitive
    liabilities.........................     98.8       74.0       80.5       81.3        97.9      100.4

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     The Company adopted SFAS #122 effective January 1, 1996. SFAS #122 requires the Banks to recognize as separate assets the rights to service mortgage loans for others that have been acquired through either a purchase or origination of a loan. The fair value of capitalized originated mortgage servicing rights has been determined based on market value quotes for similar servicing. These mortgage servicing rights are amortized in proportion to and over the period of estimated net loan servicing income. SFAS #122 also requires the Banks to assess these mortgage servicing rights for impairment based on the fair value of those rights. For purposes of measuring impairment, the risk characteristics used by the Banks include the underlying loans' interest rates, term of loan and loan types.

     The Banks capitalized approximately $258,000 of originated servicing rights during the nine months ended September 30, 1996, of which approximately $34,000 has been amortized.

     The Company also adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS #123"), effective January 1, 1996. SFAS #123 encourages companies to adopt a fair value method of accounting for stock compensation plans. Those companies not adopting a fair value method are required to make pro-forma disclosures of net income and earnings per share, on an annual basis, as if they had adopted the fair value accounting method. Management has elected the pro-forma disclosure method and will do so on an annual basis.

                                    BUSINESS

     This section contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in such forward-looking statements as a result of, among other things, the factors set forth in the section entitled "Risk Factors."

GENERAL


     The Company is a bank holding company with four wholly owned subsidiary banks engaged in the business of retail and commercial banking in portions of Michigan's lower peninsula. IBC Capital, a wholly owned subsidiary of the Company, exists for the purpose of issuing the Preferred Securities and has no independent operations. Headquartered in Ionia, Michigan, the Company was formed in 1973 as the parent company of Independent Bank. Each of the Banks is a state chartered Michigan banking corporation, the business of each of which is described in more detail below.


     Collectively, the Banks serve over 45 communities through their four main offices and a total of 45 branches and five loan production offices. Management attributes the Company's success to its consistent application of community banking practices in predominantly rural and suburban markets. The Company's decentralized management structure, which empowers and encourages local decision making, represents the core of the Company's community banking philosophy. This autonomy allows local bank management to better anticipate and respond to customer demands and thereby enhances and improves customer service and convenience, the principal means by which the Banks compete in the delivery of financial services.

     The Company's principal sources of revenue, on a consolidated basis, are interest and fees on loans, other interest income and non-interest income. The sources of income for the three most recent years, and each of the nine-month periods ended September 30, 1995 and 1996 are as follows:

                                                             NINE MONTHS
                                                                ENDED          YEARS ENDED DECEMBER
                                                            SEPTEMBER 30,               31,
                                                            --------------    -----------------------
                                                            1996     1995     1995     1994     1993
                                                            -----    -----    -----    -----    -----
Interest and fees on loans...............................    76.4%    75.6%    76.1%    71.1%    68.3%
Other interest income....................................    15.1     17.0     16.3     21.3     21.5
Non-interest income......................................     8.5      7.4      7.6      7.6     10.2
                                                            -----    -----    -----    -----    -----
                                                            100.0%   100.0%   100.0%   100.0%   100.0%
                                                            =====    =====    =====    =====    =====

RECENT GROWTH

     Much of the Company's recent growth has resulted from acquisitions. Since 1993, the Company has acquired four Michigan banks, two branch facilities and established five real estate mortgage loan production offices. As a result, the Company's assets have grown to approximately $793.2 million at September 30, 1996, from $403.1 million at December 31, 1992.

     In October 1993, the Company acquired American Home Bank ("American") and Pioneer Bank ("Pioneer"), with assets of approximately $32 million and $35 million, respectively. The purchase price of $2.5 million for American approximated its then book value, while the purchase price of $4.5 million for Pioneer represented a premium of approximately 15% to Pioneer's book value. In March 1994, the Company increased its assets by approximately $37.2 million by acquiring KSB and its wholly owned subsidiary The Kingston State Bank ("Kingston"). In connection with this acquisition, the Company issued shares of its Common Stock with a market value of approximately $4.4 million, representing a premium of roughly 15% to KSB's book value. American, Pioneer and Kingston have been consolidated to form IBEM. Effective May 31, 1996, the Company acquired NBC, with assets of approximately $152.0 million, for cash in the amount of $15.8 million. This represented a premium of approximately 66% to NBC's book value. North Bank, NBC's wholly-owned subsidiary bank, was consolidated with Independent Bank on August 12, 1996.

THE COMPANY'S APPROACH TO COMMUNITY BANKING

     The Company's operating philosophy preserves those elements of traditional community banking which management believes create a competitive advantage in the markets in which it operates. Among these are a high level of personal service and customer recognition, prompt response to customer needs, convenience, continuity of personnel and management, and commitment to and participation in the community. Management attributes the Company's success in preserving its community banking practices in the face of its recent growth to three primary characteristics; (1) decentralized bank management, (2) corporate-wide administrative and technical support, and (3) experienced Company and Bank management.

     DECENTRALIZED MANAGEMENT. The Company believes that vesting management and the boards of the Banks with the authority to make local decisions allows the Banks to better anticipate customer needs, respond to customer demands, and identify profitable opportunities within their respective markets. To provide the flexibility to effectively pursue these opportunities, the Company's decentralized management structure vests pricing and credit decisions in the management of the respective Banks. While management of each of the Banks is granted the authority to make decisions for its local operations, it is also held accountable for its performance.

     CORPORATE ADMINISTRATIVE AND SUPPORT SERVICES. To complement the decentralized management structure of the Company and establish consistent service and quality and attain operating efficiencies, the Company's corporate service departments provide a variety of services to each of the Banks. These services include data processing, accounting and audit services, purchasing and risk management, commercial loan credit analysis, servicing and review, consumer loan servicing, real estate mortgage loan underwriting, servicing and secondary market operations, asset/liability management and marketing services. The Company believes that this partnership between the Banks' management and Company personnel allows the management of each of the Banks to focus on sales and marketing and at the same time provides the Company with the internal controls that are consistent with the needs of a decentralized organization. Further, this combination of decentralized management and centralized services provides economies of scale that permit the Company to attract and retain talented managers that possess specific expertise in areas that the Banks could not achieve on an individual basis.

     MANAGEMENT EXPERIENCE AND COMPENSATION. The Company's growth and profitability is also attributable to management's experience in providing community banking services. The Banks' four presidents, along with the Company's two executive officers, have been employed by the Company, on average, for over 10 years. Set forth below is a list of the Company's executive officers and Bank presidents, their respective ages and financial industry experience.

                                                                                 YEARS OF FINANCIAL
           NAME (AGE)                         POSITION WITH COMPANY              INDUSTRY EXPERIENCE
---------------------------------   ------------------------------------------   -------------------
Charles C. Van Loan (48).........   President, Chief Executive Officer and
                                    Director                                              19
William R. Kohls (39)............   Executive Vice President and
                                    Chief Financial Officer                               17
Jeffrey A. Bratsburg (53)........   President and Chief Executive Officer --
                                    Independent Bank West Michigan                        25
Edward B. Swanson (43)...........   President and Chief Executive Officer --
                                    Independent Bank South Michigan                       21
Michael M. Magee, Jr. (40).......   President and Chief Executive Officer --
                                    Independent Bank                                      21
Ronald L. Long (37)..............   President and Chief Executive Officer --
                                    Independent Bank East Michigan                        15

     The Company's growth has allowed it to recruit and retain experienced individuals, and the recent acquisitions have added experienced community bankers to its franchise. The Company's compensation policies and practices are central to the maintenance of its decentralized management structure, and are intended to promote and support local Bank autonomy while at the same time enhancing overall Company performance. As an example, individual bonuses are currently based on the performance of the Bank the employee works for, as well as the overall performance of the Company. The Company believes that this combination promotes individual bank performance and at the same time helps to ensure that results are to the ultimate benefit of the Company's shareholders. In addition to cash incentive plans, the Company maintains a variety of equity-based plans to provide incentives for superior performance and to align the interests of its executive officers and managers with those of the Company's shareholders. Such "pay for performance" compensation plans include annual cash performance awards, the Employee Stock Ownership Plan, the Employee Stock Option Plan and the Incentive Share Grant Plan. As a result of these policies and practices, every full-time employee, subject to certain employment conditions, has an equity interest in the Company. Collectively, the Company's directors and executive officers and Bank presidents own approximately 12.7% of the Company's Common Stock, and as such have a vested interest in the Company's future success and growth.


BUSINESS STRATEGY

     The Company intends to supplement its internal growth with selective acquisitions, while at the same time managing its capital resources. One of the principal challenges confronting the Company, in light of its recent growth, is the preservation of its decentralized management structure, which represents the core of its community banking foundation.


     INTERNAL GROWTH. Management believes that the stable and diversified economies of the suburban and rural communities served by the Banks' offices, as well as nearby communities and metropolitan areas, provide attractive markets for the Company's traditional commercial banking services. Although the financial services industry continues to be highly competitive, in view of the limited competition within many of the Banks' principal markets, the Company's community banking philosophy emphasizes a high level of service and convenience as the principal means of competition.


     The markets served by the Banks provide attractive opportunities for maintaining favorable net interest margins; however, the predominantly rural and suburban nature of these markets presents certain challenges to the Company's ability to grow. In the face of this challenge, the Banks have utilized various strategies, based upon the particular attributes of their respective markets, to provide asset growth and profitably deploy capital. In the absence of meaningful deposit growth within those markets, the Banks have increasingly relied on advances from the FHLB to fund the increase in assets. The Company intends to encourage the Banks to continue to operate autonomously to provide the flexibility that may be necessary to take advantage of opportunities in their respective markets.

     The Company's corporate service departments develop various expertise to assist the Banks and Bank management. In addition, the Banks share certain expertise and experiences with one another. This sharing of expertise and general coordination among the Company and the Banks is accomplished through a network of holding company committees. The Company intends to continue to promote the development of expertise and coordination among the Banks in order to foster the Banks' growth in their respective markets.


     ACQUISITION STRATEGY. The Company will continue to consider opportunities for expansion through selective acquisitions in markets where management believes its community banking approach creates a competitive advantage. In order to capitalize upon its existing banking network, the Company will continue to focus primarily on acquisitions in contiguous markets; however, the Company may consider expansion into noncontiguous markets in instances where management believes that opportunities exist to enhance shareholder value and allow for effective application of its community banking practices. Management believes that, given its relative size, the Company can sustain meaningful growth through acquisitions in markets that are attractive to the Company but may not be of sufficient size to interest its larger competitors.



     CAPITAL MANAGEMENT. The Company intends to continue to focus on managing its capital to provide an attractive return on its shareholders' investment. The Company's dividend policies and share repurchase plan have been integral components of management's efforts to maintain profitable financial leverage within management's established risk parameters. Cash dividends declared were equal to 36.5% of earnings for the first nine months of 1996, and were 36.8% and 34.6% of earnings in 1995 and 1994, respectively. Since January 1, 1994, the Company repurchased approximately 75,900 shares of its Common Stock. The Company may rely upon these capital management practices, in the absence of profitable growth opportunities, as part of its goal of achieving an attractive return on its shareholders' investment.

THE BANKS

     The following table depicts the Company's and the Banks' loan portfolios as of September 30, 1996:

                                                     CONSOLIDATED                  % OF TOTAL
                                                ----------------------    ----------------------------
                                                 AMOUNT     % OF TOTAL     IB     IBWM    IBSM    IBEM
                                                --------    ----------    ----    ----    ----    ----
                                                                (DOLLARS IN THOUSANDS)
Real Estate
  Residential first mortgages.................  $263,224        46.6%     15.7%   15.7%    9.0%    6.2%
  Residential home equity mortgages...........    31,528         5.6       1.7     2.6     1.0     0.3
  Construction and land development...........    46,350         8.2       2.4     3.2     2.0     0.6
  Other.......................................    84,428        14.9       6.3     3.4     2.8     2.4
Consumer......................................    92,137        16.3       9.5     3.0     1.4     2.4
Commercial....................................    31,534         5.6       3.7     1.3     0.5     0.1
Agricultural..................................    16,217         2.8       0.2     0.1     0.2     2.3
                                                --------       -----      ----    ----    ----    ----
     Total loans..............................  $565,418       100.0%     39.5%   29.3%   16.9%   14.3%
                                                ========       =====      ====    ====    ====    ====

     The Banks' activities cover traditional phases of retail and commercial banking, including checking and savings accounts, commercial and agricultural lending, direct and indirect consumer financing, mortgage lending and deposit box services. The Banks do not offer trust services. Most of the Banks' offices provide full service lobby and drive-in services in the communities which they serve. Automated teller machines are also provided at most locations.

     Principally located in rural and suburban communities, the Banks face limited competition within certain of their primary markets. In general, however, the financial services industry is highly competitive. Banks and bank holding companies compete not only with each other, but with savings and loan associations, money market mutual funds, credit unions, securities dealers, providers of insurance and annuity fund products and investment bankers. The market share information appearing below is derived from the June 30, 1995 deposit balances made available by the federal banking regulatory agencies.

     As of September 30, 1996, the Company and the Banks had 407 full-time employees and 169 part-time employees.

INDEPENDENT BANK


     Independent Bank ("IB"), founded in 1864, operates in two geographically distinct regions. Its south region consists of most of Ionia County and adjacent townships in Montcalm County. Ionia County, with a population of nearly 60,000, is located between the Grand Rapids and Lansing metropolitan areas. Within this region, IB is the only depository institution in several communities. IB's market share, in communities where its branches are located, exceeds 30% of total deposits.


     IB's north region is comprised of the former branches of North Bank, acquired as a result of the NBC Acquisition. IB defines its markets in this region of northeastern Michigan as the counties of Iosco, Alpena and Presque Isle, along with portions of Ogemaw, Alcona and Montmorency counties. IB's northeastern branches are located in Hale, Tawas City, Rogers City, Rose City, Whittemore, Glennie, Hillman and Hubbard Lake, as well as the larger communities of Alpena and Oscoda. Within seven of the ten communities served by its branches in this region, IB's market share of deposits exceeds 50%, and it is the only bank with an office located within four of these communities.

     While the regions are geographically distinct, the rural communities served by IB's branches are demographically similar and rely on an economic base that includes manufacturers, service and retail businesses, agriculture, mining, forest products and government. Notwithstanding these similarities, Ionia County's population and IB's business benefit from the region's proximity to Grand Rapids and Lansing as well as the six facilities of the Michigan Department of Corrections that are located in Ionia and Carson City. IB's northeastern region benefits from a substantial retirement population as well as vacationers.

INDEPENDENT BANK WEST MICHIGAN

     The main office of Independent Bank West Michigan ("IBWM") is located in Rockford, a northern suburb of Grand Rapids. IBWM's branches serve the communities of Howard City, Sand Lake, Cedar Springs, White Cloud, Newaygo, Sparta and Croton Hardy located in northern Kent County, western Montcalm County and southern Newaygo County. IBWM is the only financial institution with an office in two of these communities; within three other markets IBWM's market share exceeds 55% of total deposits. Additionally, IBWM has established loan production offices with 21 commissioned real estate mortgage loan originators that serve Muskegon, Mecosta and Ottawa counties.

     IBWM's principal markets contain two distinct demographic groups. As a suburb of Grand Rapids, Rockford is a fast growing, affluent residential community while most of the remaining markets are rural. Reflecting the profile of its markets, IBWM has emphasized consumer banking and, given the rapid growth of western Michigan, real estate mortgage lending. As a result of IBWM's success in real estate mortgage lending, the Company has experience in secondary marketing and servicing that promotes the success of the other Banks.

INDEPENDENT BANK SOUTH MICHIGAN


     Independent Bank South Michigan ("IBSM") has its headquarters in Leslie, located between Lansing and Jackson. IBSM's branches are located in Ingham and Eaton counties and the northern portion of Jackson County. Within the communities of Rives Junction, Pleasant Lake, Potterville, Vermontville and Leslie, IBSM is the only depository institution. Within seven of the nine communities served by IBSM's branches, its market share exceeds 60% of total deposits. Principal employers within this market include General Motors Corporation, the State of Michigan and Michigan State University.


     Although historically characterized as an agricultural bank, IBSM has increased its focus on consumer and real estate mortgage lending and, to a lesser degree, the non-agricultural commercial lending opportunities within its markets. Its Okemos-based loan production office serves the greater Lansing area and further leverages the Company's expertise in real estate mortgage lending.

INDEPENDENT BANK EAST MICHIGAN


     The main office of IBEM is located in Caro, centrally located in Tuscola County in the heart of eastern Michigan's thumb region. In addition to the communities of Unionville, Kingston, Snover and Reese within Tuscola County, IBEM's branches serve Clifford, North Branch, Clio and Marlette located in northern Lapeer, Sanilac and Genesse counties. Within four of these communities, IBEM is the only depository institution. Notwithstanding the agricultural-based economy of the thumb region, IBEM's markets benefit from their proximity to the Detroit metropolitan areas.



     The pending acquisition of the FOA Branches, located in the communities of Bad Axe, Sebewaing, Caseville, Elkton, Kinde, Ubly and Gagetown will add approximately $122 million of deposits. As a result, IBEM will become the largest depository institution in Huron County with a market share of approximately 25% of total deposits.


LEGAL PROCEEDINGS

     The Company and the Banks are parties to various claims, complaints and other legal actions that have arisen in the ordinary course of business from time to time. Management believes that the outcome of all pending legal proceedings, in the aggregate, will not have a material adverse effect on the Company's or the Banks' business, results of operations or financial condition.

                           SUPERVISION AND REGULATION

     The following is a summary of certain statutes and regulations affecting the Company and the Banks. This summary is qualified in its entirety by reference to the particular statutes and regulations. A change in applicable laws or regulations may have a material effect on the Company, the Banks and the businesses of the Company and the Banks. See "Risk Factors."

GENERAL


     Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, the growth and earnings performance of the Company and the Banks can be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to the Federal Reserve, the FDIC, the Commissioner of the Michigan Financial Institutions Bureau ("Commissioner"), the Internal Revenue Service, and state taxing authorities. The effect of such statutes, regulations and policies and any changes thereto can be significant and cannot be predicted.


     Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and the Banks establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds, the depositors of the Banks, and the public, rather than shareholders of the Company.

     Federal law and regulations, including provisions added by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and regulations promulgated thereunder, establish supervisory standards applicable to the lending activities of the Banks, including internal controls, credit underwriting, loan documentation, and loan-to-value ratios for loans secured by real property.

THE COMPANY


     GENERAL. The Company is a bank holding company and, as such, is registered with, and subject to regulation by, the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). Under the BHCA, the Company is subject to periodic examination by the Federal Reserve, and is required to file periodic reports of its operations and such additional information as the Federal Reserve may require.



     In accordance with Federal Reserve policy, the Company is expected to act as a source of financial strength to the Banks and to commit resources to support the Banks in circumstances where the Company might not do so absent such policy. In addition, in certain circumstances a Michigan state bank having impaired capital may be required by the Commissioner either to restore the bank's capital by a special assessment upon its shareholders, or to initiate the liquidation of the bank.



     Any capital loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.



     INVESTMENTS AND ACTIVITIES. Under the BHCA, bank holding companies are prohibited, with certain limited exceptions, from engaging in activities other than those of banking or of managing or controlling banks and from acquiring or retaining direct or indirect ownership or control of voting shares or assets of any company which is not a bank or bank holding company, other than subsidiary companies furnishing services to or performing services for its subsidiaries, and other subsidiaries engaged in activities which, by the Federal Reserve's determination, are closely related to banking or managing or controlling banks. Since September 29, 1995, the BHCA has permitted the Federal Reserve under specified circumstances to approve the acquisition by a bank holding company located in one state, of a bank or bank holding company located in another state, without regard to any prohibition contained in state law. See "Recent Regulatory Developments."


     In general, any direct or indirect acquisition by the Company of any voting shares of any bank which would result in the Company's direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of the Company with another bank holding company, will require the prior written approval of the Federal Reserve under the BHCA. In acting on such applications, the Federal Reserve must consider various statutory factors, including among others, the effect of the proposed transaction on competition in relevant geographic and product markets, and each party's financial condition, managerial resources, and record of performance under the Community Reinvestment Act.



     In addition and subject to certain exceptions, the Change in the Bank Control Act ("Control Act") and regulations promulgated thereunder by the Federal Reserve, require any person acting directly or indirectly, or through or in concert with one or more persons, to give the Federal Reserve 60 days' written notice before acquiring control of a bank holding company. Transactions which are presumed to constitute the acquisition of control include the acquisition of any voting securities of a bank holding company having securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, if, after the transaction, the acquiring person (or persons acting in concert) owns, controls or holds with power to vote 25% or more of any class of voting securities of the institution. The acquisition may not be consummated subsequent to such notice if the Federal Reserve issues a notice within 60 days, or within certain extensions of such period, disapproving the same.



     The merger or consolidation of an existing bank subsidiary of the Company with another bank, or the acquisition by such a subsidiary of the assets of another bank, or the assumption of the deposit and other liabilities by such a subsidiary requires the prior written approval of the responsible Federal depository institution regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the BHCA. In addition, in certain such cases an application to, and the prior approval of, the Federal Reserve under the BHCA and/or the Commissioner under Michigan banking laws, may be required.



     With certain limited exceptions, the BHCA prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares or assets of any company other than a bank, unless the company involved is engaged solely in one or more activities which the Federal Reserve has determined to be closely related to banking or managing or controlling banks. In making this determination, the Federal Reserve considers various factors, including among others the financial and managerial resources of the notifying bank holding company, and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of such company. The Federal Reserve may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern.



     The recent enactment of the Economic Growth and Regulatory Paperwork Reduction Act of 1996 ("EGRPRA") streamlines the nonbanking activities application process for well capitalized and well managed bank holding companies. See "Recent Regulatory Developments." Under EGRPRA, qualified bank holding companies may commence a regulatory approved nonbanking activity without prior notice to the Federal Reserve; written notice is merely required within ten days after commencing the activity. Also, under EGRPRA, the prior notice period is reduced to 12 days in the event of any nonbanking acquisition or share purchase, assuming the size of the acquisition does not exceed 10% of risk-weighted assets of the acquiring bank holding company and the consideration does not exceed 15% in Tier 1 capital. This prior notice requirement also applies to commencing a nonbanking activity de novo which has been previously approved by order of the Federal Reserve, but not yet implemented by regulations.



     CAPITAL REQUIREMENTS. The Federal Reserve uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses.

     The Federal Reserve's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: (i) a capital leverage requirement expressed as a percentage of total assets, (ii) a risk-based requirement expressed as a percentage of total risk-weighted assets, and (iii) a Tier 1 leverage requirement expressed as a percentage of total assets. The capital leverage requirement consists of a minimum ratio of total capital to total assets of 6%, with an expressed expectation that banking organizations generally should operate above such minimum level. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital (which consists principally of shareholders' equity). The Tier 1 leverage requirement consists of a minimum ratio of Tier 1 capital to total assets, less goodwill ("Tier 1 capital leverage ratio") of 3% for the most highly rated companies, with minimum requirements of 4% to 5% for all others.



     The risk-based and leverage standards presently used by the Federal Reserve are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels. The Federal Reserve has not advised the Company of any specific minimum Tier 1 capital leverage ratio applicable to it.



     FDICIA requires the federal bank regulatory agencies biennially to review risk-based capital standards to ensure that they adequately address interest rate risk, concentration of credit risk and risks from non-traditional activities and, since adoption of the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Riegle Act"), to do so taking into account the size and activities of depository institutions and the avoidance of undue reporting burdens. See "Recent Regulatory Developments." In 1995, the federal bank regulatory agencies adopted regulations requiring as part of the assessment of an institution's capital adequacy the consideration of: (i) identified concentrations of credit risks, (ii) the exposure of the institution to a decline in the value of its capital due to changes in interest rates, and
(iii) the application of revised conversion factors and netting rules on the institution's potential future exposure from derivative transactions.



     DIVIDENDS. The Company is a corporation separate and distinct from the Banks. Most of the Company's revenues are received by it in the form of dividends paid by the Banks. The Banks are subject to statutory restrictions on their ability to pay dividends to the Company. See "The Banks -- Dividends." The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the Federal Reserve expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weakened the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. Similar enforcement powers over the Banks are possessed by the FDIC. The "prompt corrective action" provisions of FDICIA impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels and, in some cases, impose similar restrictions on their parent bank holding companies.



     In addition to the restrictions on dividends imposed by the Federal Reserve, the Michigan Business Corporation Act provides that dividends may be legally declared or paid only if after the distribution a corporation, such as the Company, can pay its debts as they come due in the usual course of business and its total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock whose preferential rights are superior to those receiving the distribution.


THE BANKS

     GENERAL. The Banks are Michigan banking corporations and their deposit accounts are principally insured by the BIF of the FDIC. As BIF-insured Michigan chartered banks, the Banks are subject to the examination, supervision, reporting and enforcement requirements of the Commissioner, as the chartering authority for

Michigan banks, and the FDIC, as administrator of the BIF. These agencies and federal and state law extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of noninterest-bearing reserves on deposit accounts, and the safety and soundness of banking practices.


     DEPOSIT INSURANCE. As FDIC-insured institutions, the Banks are required to pay deposit insurance premium assessments to the FDIC. Pursuant to FDICIA, the FDIC adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums, based upon their level of capital and supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.


     FDICIA required the FDIC to establish assessment rates at levels which would restore the BIF to a mandated reserve ratio of 1.25% of insured deposits over a period not to exceed 15 years. In 1995, the FDIC determined that the BIF had reached the required ratio. Accordingly, the FDIC has established the schedule of BIF insurance assessments for the first semi-annual assessment period of 1996, ranging from 0% of deposits for institutions in the highest category to .27% of deposits for institutions in the lowest category. For the first nine months of 1996, the Banks paid $32,000 in BIF insurance assessments.


     At September 30, 1996, the Banks held less than $11 million of SAIF-insured deposits, and paid an average rate premium of .23% on such deposits during the first nine months of 1996. The deposit liabilities to be assumed in connection with the acquisition of the FOA Branches are all insured by SAIF. Effective September 30, 1996, the FDIC was authorized to impose a special assessment on certain SAIF-assessable deposits. Because IBEM held no SAIF-assessable deposits as of March 31, 1995, IBEM will be exempt from the special assessment.



     The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution or its directors have engaged or are engaging in unsafe or unsound practices, or have violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC, or if the institution is in an unsafe or unsound condition to continue operations. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.



     CAPITAL REQUIREMENTS. Consistent with the Federal Reserve's guidelines for bank holding companies, the FDIC has established the following minimum capital standards for state-chartered, FDIC-insured non-member banks, such as the Banks: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with minimum requirements of 4% to 5% for all others and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital (which consists principally of shareholders' equity). These capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions.

     FDICIA establishes five capital categories, and the federal depository institution regulators, as directed by FDICIA, have adopted, subject to certain exceptions, the following minimum requirements for each of such categories:


                                                   TOTAL            TIER 1
                                                 RISK-BASED       RISK-BASED
                                               CAPITAL RATIO    CAPITAL RATIO    LEVERAGE RATIO
                                               --------------   --------------   -----------------------
Well capitalized............................   10% or above     6% or above      5% or above
Adequately capitalized......................   8% or above      4% or above      4% or above
Undercapitalized............................   Less than 8%     Less than 4%     Less than 4%
Significantly undercapitalized..............   Less than 6%     Less than 3%     Less than 3%
Critically undercapitalized.................               --               --   A ratio of tangible
                                                                                 equity to total assets
                                                                                 of 2% or less

     At September 30, 1996, each of the Banks' ratios exceeded minimum requirements for the well-capitalized category.


     Among other things, FDICIA requires the federal depository institution regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. The scope and degree of regulatory intervention is linked to the capital category to which a depository institution is assigned.


     Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.


     In general, a depository institution may be reclassified to a lower category than is indicated by its capital position if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. Such a practice could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.


     DIVIDENDS. Under Michigan law, the Banks are restricted as to the maximum amount of dividends they may pay on their common stock. A Michigan state bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend. A Michigan state bank may, with the approval of the Commissioner, by vote of shareholders owning 2/3 of the stock eligible to vote, increase its capital stock by a declaration of a stock dividend, provided that after the increase the bank's surplus equals at least 20% of its capital stock, as increased. The Banks may not declare or pay any dividend until the cumulative dividends on preferred stock (should any such stock be issued and outstanding) have been paid in full. The Banks have no present plans to issue preferred stock other than the Preferred Stock.


     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDIC may also prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if such payment is determined, by reason of the financial condition of such bank, to be an unsafe and unsound banking practice. The Federal Reserve Board has issued a policy statement providing that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

     INSIDER TRANSACTIONS. The Banks are subject to certain restrictions imposed by the Federal Reserve Act on "covered transactions" with the Company or its subsidiaries. The "covered transactions" that an insured bank and its subsidiaries are permitted to engage in with their nonbank affiliates are limited to the following amounts: (i) in the case of any one such affiliate, the aggregate amount of "covered transactions" of the insured bank and its subsidiaries cannot exceed 10% of the capital stock and surplus of the insured bank; and (ii) in the case of all affiliates, the aggregate amount of all "covered transactions" of the insured bank and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured bank. "Covered transactions" are defined by statute to include a loan or extension of credit to the affiliate, a purchase of securities issued by an affiliate, a purchase of assets from the affiliate (unless otherwise exempted by the Federal Reserve), the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guaranty, acceptance, or letter of credit for the benefit of an affiliate. Covered transactions must also be collateralized. The Federal Reserve Act further requires that (i) "covered transactions" with affiliates;
(ii) asset sales to affiliates; (iii) contractual arrangements with affiliates;
(iv) transactions in which an affiliate acts as an agent or broker; and (v) any transaction in which an affiliate has a financial interest or is a participant, must be made: (x) on terms and under circumstances, including credit standards, that are substantially the same as those prevailing at the time for comparable transactions with or involving other nonaffiliated companies; or (y) in the absence of comparable transactions, on terms and under circumstances, including credit standards, that in good faith would be offered to, or would apply to, nonaffiliated companies. Certain limitations and reporting requirements are also placed on extensions of credit by the Banks to their directors and officers, to directors and officers of the Company and its subsidiaries, to principal shareholders of the Company, and to "related interests" of such directors, officers and principal shareholders. In addition, such legislation and regulations may affect the terms upon which any person becoming a director or officer of the Company or one of its subsidiaries or a principal shareholder of the Company may obtain credit from banks with which any of the Banks maintains a correspondent relationship.



     SAFETY AND SOUNDNESS STANDARDS. On July 10, 1995, the FDIC, the Office of Thrift Supervision, the Federal Reserve and the Office of the Comptroller of the Currency published final guidelines implementing the FDICIA requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines, which took effect on August 9, 1995, establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the standards is of such severity that it could threaten the safe and sound operation of the institution. Failure to submit an acceptable compliance plan, or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action. The federal banking agencies have also published for comment proposed asset quality and earnings standards which, if adopted, would be added to the safety and soundness guidelines. This proposal, like the final guidelines, would make each depository institution responsible for establishing its own procedures to meet such goals.


     STATE BANK ACTIVITIES. Under FDICIA, as implemented by final regulations adopted by the FDIC, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as a principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. Impermissible investments and activities must be divested or discontinued within certain time frames set by the FDIC in accordance with FDICIA.

     CONSUMER BANKING. The Banks' business includes making a variety of types of loans to individuals. In making these loans, the Banks are subject to State usury and regulatory laws and to various Federal statutes, such as the Equal Credit Opportunity Act, Fair Credit Reporting Act, Truth in Lending Act, Real Estate Settlement Procedures Act, and Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which (x) prohibit discrimination based on race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act, (y) specify disclosures to be made to borrowers regarding credit and settlement costs, and (z) regulate the mortgage loan servicing activities of the Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. The Riegle Act imposed new escrow requirements on mortgage lenders and servicers under the National Flood Insurance Program. See "Recent Regulatory Developments." In receiving deposits, the Banks are subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon the Banks and their respective directors and officers.

RECENT REGULATORY DEVELOPMENTS


     In 1994, the Congress enacted two major pieces of banking legislation, the Riegle Act and the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"). The Riegle Act addressed such varied issues as the promotion of economic revitalization of defined urban and rural "qualified distressed communities" through special purpose "Community Development Financial Institutions," the expansion of consumer protection with respect to certain loans secured by a consumer's home and reverse mortgages, and reductions in compliance burdens regarding Currency Transaction Reports, reform of the National Flood Insurance Program, the promotion of a secondary market for small business loans and leases, and mandating specific changes to reduce regulatory impositions on depository institutions and holding companies.



     The Riegle-Neal Act substantially changed the geographic constraints applicable to the banking industry. Effective September 29, 1995, the Riegle-Neal Act allows bank holding companies to acquire banks located in any state in the United States without regard to geographic restrictions or reciprocity requirements imposed by state law, but subject to certain conditions, including limitations on the aggregate amount of deposits that may be held by the acquiring holding company and all of its insured depository institution affiliates. Effective June 1, 1997 (or earlier if expressly authorized by applicable state law), the Riegle-Neal Act allows banks to establish interstate branch networks through acquisitions of other banks, subject to certain conditions that include limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. The establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by the Riegle-Neal Act only if specifically authorized by state law. The legislation allows individual states to "opt-out" of certain provisions of the Riegle-Neal Act by enacting appropriate legislation prior to June 1, 1997.


     In November, 1995, Michigan exercised its right to opt-in early to the Riegle-Neal Act, and permitted non-U.S. banks to establish branch offices in Michigan. Effective November 29, 1995, the Michigan Banking Code was amended to permit, in appropriate circumstances and with the approval of the Commissioner,
(i) the acquisition of Michigan-chartered banks by FDIC-insured banks, savings banks, or savings and loan associations located in other states, (ii) the sale by a Michigan-chartered bank of one or more of its branches (not comprising all or substantially all of its assets) to an FDIC insured bank, savings bank or savings and loan association located in a state in which a Michigan-chartered bank could purchase one or more branches of the purchasing entity, (iii) the acquisition by a Michigan-chartered bank of an FDIC-insured bank, savings bank or savings and loan association located in another state, (iv) the acquisition by a Michigan-chartered bank of one or more branches (not comprising all or substantially all of the assets) of an FDIC-insured bank, savings bank or savings and loan association located in another state, (v) the consolidation of one or more Michigan-chartered banks and FDIC-insured banks, savings banks or savings and loan associations located in other states having laws permitting such consolidation, with the resulting organization chartered either by Michigan or one of such other states, (vi) the establishment by Michigan-chartered banks of branches located in other states, the District of Columbia, or U.S. territories or protectorates with the consent of the appropriate state or territorial regulatory authority, and (vii) the establishment by foreign banks of branches located in Michigan. The amending legislation also expanded the regulatory authority of the Commissioner and made certain other changes.


     The Michigan Legislature adopted, effective March 28, 1996, the Credit Reform Act. This statute, together with amendments to other related laws, permits regulated lenders, indirectly including Michigan-chartered banks, to charge and collect higher rates of interest and increased fees on certain types of loans to individuals and businesses. The laws prohibit "excessive fees and charges," and authorize governmental authorities and borrowers to bring actions for injunctive relief and statutory and actual damages for violations by lenders. The statutes specifically authorize class actions, and also civil money penalties for knowing and willful, or persistent violations.


     FDIC regulations which became effective April 1, 1996, impose limitations (and in certain cases, prohibitions) on (1) certain "golden parachute" severance payments by troubled depository institutions and their affiliated holding companies to institution-affiliated parties (primarily directors, officers, employees, or principal shareholders of the institution), and (ii) certain indemnification payments by a depository institution or its affiliated holding company, regardless of financial condition, to institution-affiliated parties. The FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by the Company or the Banks to their respective directors or officers otherwise permitted under the Michigan Business Corporation Act ("MBCA") or the Michigan Banking Code, respectively.



     On September 30, 1996, EGRPRA was signed into law, which provides for the recapitalization of SAIF and includes approximately 40 regulatory relief initiatives. Among other matters, this legislation provides for expedited application procedures for nonbanking activities by well capitalized and well managed bank holding companies, provides reforms to the Fair Credit Reporting Act, and provides other forms of regulatory relief to the financial services industry.



                      DESCRIPTION OF PREFERRED SECURITIES



     The Preferred Securities will be issued pursuant to the terms of the Trust Agreement. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. Initially, State Street Bank and Trust Company will be the Property Trustee and will act as trustee for the purpose of complying with the Trust Indenture Act. The terms of the Preferred Securities will include those stated in the Trust Agreement and those made part of the Trust Agreement by the Trust Indenture Act. This summary of certain terms and provisions of the Preferred Securities and the Trust Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Trust Agreement, including the definitions therein of certain terms, and the Trust Indenture Act. Wherever particular defined terms of the Trust Agreement (as amended or supplemented from time to time) are referred to herein, such defined terms are incorporated herein. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.



GENERAL



     Pursuant to the terms of the Trust Agreement, the Trustees on behalf of IBC Capital will issue the Preferred Securities and the Common Securities (collectively, the "Trust Securities"). The Preferred Securities will represent preferred beneficial interests in IBC Capital and the holders thereof will be entitled to a preference in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation over the Common Securities of IBC Capital, as well as other benefits as described in the Trust Agreement.



     The Preferred Securities will rank pari passu, and payments will be made thereon pro rata, with the Common Securities of IBC Capital except as described under "-- Subordination of Common Securities."

Legal title to the Subordinated Debentures will be held by the Property Trustee in trust for the benefit of the holders of the Preferred Securities and Common Securities. The Guarantee executed by the Company for the benefit of the holders of the Preferred Securities will be a guarantee on a subordinated basis with respect to the Preferred Securities but will not guarantee payment of Distributions or amounts payable on redemption or liquidation of such Preferred Securities when IBC Capital does not have funds on hand available to make such payments. See "Description of Guarantee."



DISTRIBUTIONS



     PAYMENT OF DISTRIBUTIONS. The Preferred Securities represent beneficial interests in IBC Capital, and Distributions on each Preferred Security will be
payable at the annual rate of      % of the stated Liquidation Amount of $25,
payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, to the holders of the Preferred Securities on the relevant record dates (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). The record date will be, for so long as the Preferred Securities remain in book-entry form, one Business Day prior to the relevant Distribution Date and, in the event the Preferred Securities are not in book-entry form, the 15th day of the month in which the relevant Distribution Date occurs. Distributions will accumulate from the date of original issuance. The first Distribution Date for the Preferred Securities will be March 31, 1997. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions, interest or other payment in respect of any such delay), in each case with the same force and effect as if made on the date such payment was originally payable. As used in this Prospectus, a "Business Day" shall mean any day other than a Saturday or a Sunday, or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.



     EXTENSION PERIOD. So long as no Event of Default under the Indenture has occurred and is continuing, the Company has the right under the Indenture to defer the payment of interest on the Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each such period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Subordinated Debentures. As a consequence of any such election, quarterly Distributions on the Preferred Securities will be deferred by IBC Capital during any such Extension Period. Distributions to which holders of the Preferred Securities are entitled will
accumulate additional Distributions thereon at the rate per annum of      %
thereof, compounded quarterly from the relevant Distribution Date. The term "Distributions" as used herein shall include any such additional Distributions. During any such Extension Period, the Company may not, and may not permit any subsidiary of the Company to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Subordinated Debentures (other than (a) dividends or distributions in Common Stock, (b) any declaration of a dividend in connection with the implementation of a shareholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto,
(c) payments under the Guarantee and (d) purchases of Common Stock under any of the Company's benefit plans for its directors, officers or employees). Prior to the termination of any such Extension Period, the Company may defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarters, or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period.

     The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures.



     CUMULATIVE DISTRIBUTIONS. Distributions on the Preferred Securities will accumulate from the date of original issuance and will be payable on the Distribution Dates. In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distribution payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions, interest or other payment in respect to any such delay) with the same force and effect as if made on the date such payment was originally payable.



     The funds of IBC Capital available for distribution to holders of its Preferred Securities will be limited to payments under the Subordinated Debentures in which IBC Capital will invest the proceeds from the issuance and sale of its Preferred Securities. See "Description of Subordinated Debentures." If the Company does not make interest payments on the Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Preferred Securities. The payment of Distributions (if and to the extent IBC Capital has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Company. See "Description of Guarantee."



     Distributions on the Preferred Securities will be payable to the holders thereof as they appear on the register of IBC Capital on the relevant record dates, which, as long as the Preferred Securities remain in book-entry form, will be one Business Day prior to the relevant Distribution Date. Subject to any applicable laws and regulations and the provisions of the Trust Agreement, each such payment will be made as described under "Book-Entry Issuance."



REDEMPTION OR EXCHANGE



     The Company will have the right to redeem the Subordinated Debentures (i)
on or after             , 2001, in whole at any time or in part from time to
time, or (ii) at any time, in whole (but not in part), upon the occurrence of a Tax Event, in each case subject to receipt of prior approval by the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.



     MANDATORY REDEMPTION. Upon the repayment or redemption, in whole or in part, of any Subordinated Debentures, whether at Stated Maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment or redemption shall be applied by the Property Trustee to redeem a Like Amount (as defined below) of the Trust Securities, upon not less than 30 nor more than 60 days notice, at a redemption price (the "Redemption Price") equal to the aggregate Liquidation Amount of such Trust Securities plus accumulated but unpaid Distributions thereon to the date of redemption (the "Redemption Date"). See "Description of Subordinated Debentures -- Redemption or Exchange." If less than all of the Subordinated Debentures are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption shall be allocated to the redemption of the Preferred Securities and the Common Securities pro rata or by lot.



     DISTRIBUTION OF SUBORDINATED DEBENTURES. Subject to the Company having received prior approval of the Federal Reserve if so required under applicable capital guidelines or policies of the Federal Reserve, the Company will have the right at any time to liquidate IBC Capital and, after satisfaction of the liabilities of creditors of IBC Capital as provided by applicable law, cause the Subordinated Debentures to be distributed to the holders of Preferred Securities and Common Securities in liquidation of IBC Capital.

     TAX EVENT REDEMPTION OR INVESTMENT COMPANY EVENT REDEMPTION. If a Tax Event or an Investment Company Event in respect of the Preferred Securities and Common Securities shall occur and be continuing, the Company has the right to redeem the Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of such Preferred Securities and Common Securities in whole (but not in part) at the Redemption Price within 90 days following the occurrence of such Tax Event or Investment Company Event. In the event a Tax Event or an Investment Company Event in respect of the Preferred Securities and Common Securities has occurred and is continuing and the Company does not elect to redeem the Subordinated Debentures and thereby cause a mandatory redemption of such Preferred Securities and Common Securities or to liquidate IBC Capital and cause the Subordinated Debentures to be distributed to holders of such Preferred Securities and Common Securities in liquidation of IBC Capital as described below, such Preferred Securities will remain outstanding and Additional Sums (as defined below) may be payable on the Subordinated Debentures.



     "Additional Sums" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by IBC Capital on the outstanding Preferred Securities and Common Securities of IBC Capital shall not be reduced as a result of any additional taxes, duties and other governmental charges to which IBC Capital has become subject as a result of a Tax Event or an Investment Company Event.



     "Like Amount" means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount (as defined below) equal to that portion of the principal amount of Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, allocated to the Common Securities and to the Preferred Securities based upon the relative Liquidation Amounts of such classes and the proceeds of which will be used to pay the Redemption Price of such Trust Securities, and (ii) with respect to a distribution of Subordinated Debentures to holders of Trust Securities in connection with a dissolution or liquidation of IBC Capital, Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Subordinated Debentures are distributed.



     "Liquidation Amount" means the stated amount of $25 per Trust Security.



     After the liquidation date fixed for any distribution of Subordinated Debentures for Preferred Securities (i) such Preferred Securities will no longer be deemed to be outstanding, (ii) The Depository Trust Company (the "Depositary") or its nominee, as the record holder of the Preferred Securities, will receive a registered global certificate or certificates representing the Subordinated Debentures to be delivered upon such distribution and (iii) any certificates representing Preferred Securities not held by the Depositary or its nominee will be deemed to represent the Subordinated Debentures having a principal amount equal to the Liquidation Amount of such Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid Distributions on the Preferred Securities until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance.



     There can be no assurance as to the market prices for the Preferred Securities or the Subordinated Debentures that may be distributed in exchange for Preferred Securities if a dissolution and liquidation of IBC Capital were to occur. Accordingly, the Preferred Securities that an investor may purchase, or the Subordinated Debentures that the investor may receive on dissolution and liquidation of IBC Capital, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.



REDEMPTION PROCEDURES



     Preferred Securities redeemed on each Redemption Date shall be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Subordinated Debentures. Redemptions of the Preferred Securities shall be made and the Redemption Price shall be payable on each Redemption Date only to the extent that IBC Capital has funds on hand available for the payment of such Redemption Price. See "Subordination of Common Securities."

     If IBC Capital gives a notice of redemption in respect of its Preferred Securities, then, by 12:00 noon, eastern standard time, on the Redemption Date, to the extent funds are available, the Property Trustee will deposit irrevocably with the Depositary funds sufficient to pay the aggregate Redemption Price and will give the Depositary irrevocable instructions and authority to pay the Redemption Price to the holders of such Preferred Securities. See "Book-Entry Issuance." If such Preferred Securities are no longer in book-entry form, the Property Trustee, to the extent funds are available, will irrevocably deposit with the paying agent for such Preferred Securities funds sufficient to pay the aggregate Redemption Price and will give such paying agent irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Preferred Securities called for redemption shall be payable to the holders of such Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Preferred Securities will cease to be outstanding. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any additional Distribution, interest or other payment in respect of any such delay). In the event that payment of the Redemption Price in respect of Preferred Securities called for redemption is improperly withheld or refused and not paid either by IBC Capital or by the Company pursuant to the Guarantee. Distributions on such Preferred Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by IBC Capital for such Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price. See "Description of Guarantee."



     Subject to applicable law (including, without limitation, United States federal securities law), the Company or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement.



     Payment of the Redemption Price on the Preferred Securities and any distribution of Subordinated Debentures to holders of Preferred Securities shall be made to the applicable recordholders thereof as they appear on the register for such Preferred Securities on the relevant record date, which date shall be one Business Day prior to the relevant Redemption Date or liquidation date, as applicable; provided, however, that in the event that any Preferred Securities are not in book-entry form, the relevant record date for such Preferred Securities shall be a date at least 15 days prior to the Redemption Date or liquidation date, as applicable.



     If less than all of the Preferred Securities and Common Securities issued by IBC Capital are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of such Preferred Securities and Common Securities to be redeemed shall be allocated pro rata to the Preferred Securities and the Common Securities based upon the relative Liquidation Amounts of such classes. The particular Preferred Securities to be redeemed shall be selected by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, by such method as the Property Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to $25 or an integral multiple of $25 in excess thereof) of the Liquidation Amount of Preferred Securities of a denomination larger than $25. The Property Trustee shall promptly notify the trust registrar in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Preferred Securities shall relate to the portion of the aggregate Liquidation Amount of Preferred Securities which has been or is to be redeemed.



     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder of Trust Securities to be redeemed at its registered address. Unless the Company defaults in payment of the Redemption Price on the Subordinated Debentures, on and after the

Redemption Date interest will cease to accrue on such Subordinated Debentures or portions thereof (and distributions will cease to accrue on the related Preferred Securities or portions thereof) called for redemption.



SUBORDINATION OF COMMON SECURITIES



     Payment of Distributions on, and the Redemption Price of, the Preferred Securities and Common Securities, as applicable, shall be made pro rata based on the Liquidation Amount of the Preferred Securities and Common Securities; provided, however, that if on any Distribution Date or Redemption Date a Debenture Event of Default shall have occurred and be continuing, no payment of any Distribution on, or Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all of the outstanding Preferred Securities then called for redemption, shall have been made or provided for, and all funds available to the Property Trustee shall first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Preferred Securities then due and payable.



     In the case of any Event of Default resulting from a Debenture Event of Default, the Company as holder of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the applicable Trust Agreement until the effect of all such Events of Default with respect to such Preferred Securities have been cured, waived or otherwise eliminated. Until any such Events of Default under the Trust Agreement with respect to the Preferred Securities have been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the holders of the Preferred Securities and not on behalf of the Company as holder of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.



LIQUIDATION DISTRIBUTION UPON TERMINATION



     The Company will have the right at any time to terminate IBC Capital and cause the Subordinated Debentures to be distributed to the holders of the Preferred Securities. Such right is subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.



     In addition, pursuant to the Trust Agreement, IBC Capital shall automatically terminate upon expiration of its term and shall earlier terminate on the first to occur of: (i) certain events of bankruptcy, dissolution or liquidation of the Company; (ii) the distribution of a Like Amount of the Subordinated Debentures to the holders of its Trust Securities, if the Company, as Depositor, has given written direction to the Property Trustee to terminate IBC Capital (which direction is optional and wholly within the discretion of the Company, as Depositor); (iii) redemption of all of the Preferred Securities as described under "Description of Preferred Securities -- Redemption or
Exchange -- Mandatory Redemption;" and (iv) the entry of an order for the dissolution of IBC Capital by a court of competent jurisdiction.



     If an early termination occurs as described in clause (i), (ii) or (iv) above, IBC Capital shall be liquidated by the Trustees as expeditiously as the Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of IBC Capital as provided by applicable law, to the holders of such Trust Securities a Like Amount of the Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of IBC Capital available for distribution to holders, after satisfaction of liabilities to creditors of IBC Capital as provided by applicable law, an amount equal to, in the case of holders of Preferred Securities, the aggregate of the Liquidation Amount plus accrued and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because IBC Capital has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by IBC Capital on the Preferred Securities shall be paid on a pro rata basis. The holder(s) of the Common Securities will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that if a Debenture Event of Default has occurred and is continuing, the Preferred Securities shall have a priority over the Common Securities.



     Under current United States federal income tax law and interpretations and assuming, as expected, IBC Capital is treated as a grantor trust, a distribution of the Subordinated Debentures should not be a taxable event to holders of the Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Preferred Securities. See "Certain Federal Income Tax Consequences." If the Company elects neither to redeem the Subordinated Debentures prior to maturity nor to liquidate IBC Capital and distribute the Subordinated Debentures to holders of the Preferred Securities, the Preferred Securities will remain outstanding until the repayment of the Subordinated Debentures.



     If the Company elects to liquidate IBC Capital and thereby causes the Subordinated Debentures to be distributed to holders of the Preferred Securities in liquidation of IBC Capital, the Company shall continue to have the right to shorten or extend the maturity of such Subordinated Debentures, subject to certain conditions. See "Description of Subordinated Debentures -- General."



LIQUIDATION VALUE



     The amount payable on the Preferred Securities in the event of any liquidation of IBC Capital is $25 per Preferred Security plus accrued and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Subordinated Debentures, subject to certain exceptions. See "Description of Preferred Securities -- Liquidation Distribution Upon Termination."



EVENTS OF DEFAULT; NOTICE



     Any one of the following events constitutes an "Event of Default" under the Trust Agreement (an "Event of Default") with respect to the Preferred Securities (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):



          (i) the occurrence of a Debenture Event of Default under the Indenture (see "Description of Subordinated Debentures -- Debenture Events of Default"); or



          (ii) default by the Property Trustee in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or



          (iii) default by the Property Trustee in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or



          (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clauses (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Trustee or Trustees by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or



          (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by the Company to appoint a successor Property Trustee within 60 days thereof.



     Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee shall transmit notice of such Event of Default to the holders of the Preferred Securities, the Administrative Trustees and the Company, as Depositor, unless such Event of Default shall have been cured or waived. The Company, as Depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under each Trust Agreement.



     If a Debenture Event of Default has occurred and is continuing, the Preferred Securities shall have a preference over the Common Securities upon termination of IBC Capital as described above. See "-- Liquidation Distribution Upon Termination." The existence of an Event of Default does not entitle the holders of Preferred Securities to accelerate the maturity thereof.



REMOVAL OF IBC CAPITAL TRUSTEES



     Unless a Debenture Event of Default shall have occurred and be continuing, any Trustee may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Preferred Securities. In no event will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Company as the holder of the Common Securities. No resignation or removal of a Trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the applicable Trust Agreement.



CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE



     Unless an Event of Default shall have occurred and be continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust Property may at the time be located, the Company, as the holder of the Common Securities, and the Administrative Trustees shall have power to appoint one or more persons either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the applicable Trust Agreement. In case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone shall have power to make such appointment.



MERGER OR CONSOLIDATION OF TRUSTEES



     Any person into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any person resulting from any merger, conversion or consolidation to which such Trustee shall be a party, or any person succeeding to all or substantially all the corporate trust business of such Trustee, shall be the successor of such Trustee under each Trust Agreement, provided such person shall be otherwise qualified and eligible.



MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF IBC CAPITAL



     IBC Capital may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other Person, except as described below. IBC Capital may, at the request of the Company, with the consent of the Administrative Trustees and without the consent of the holders of the Preferred Securities, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State; provided, that (i) such successor entity either (a) expressly assumes all of the obligations of IBC Capital with respect to the Preferred Securities or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee in its capacity as the holder of the Subordinated Debentures, (iii) the Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on the Nasdaq National Market or any national securities exchange or other organization on which the Preferred Securities are then listed, if any, (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (v) such successor entity has a purpose identical to that of IBC Capital, (vi) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Company has received an opinion from independent counsel to IBC Capital experienced in such matters to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither IBC Capital nor such successor entity will be required to register as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act") and (vii) the Company or any permitted successor or assignee owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, IBC Capital shall not, except with the consent of holders of 100% in Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause IBC Capital or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.



VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT



     Except as provided below and under "Description of Guarantee -- Amendments and Assignment" and as otherwise required by law and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.



     The Trust Agreement may be amended from time to time by the Company, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Preferred Securities (i) to cure any ambiguity, correct or supplement any provisions in such Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement, which shall not be inconsistent with the other provisions of the Trust Agreement, or (ii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as shall be necessary to ensure that IBC Capital will be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are outstanding or to ensure that IBC Capital will not be required to register as an "investment company" under the Investment Company Act; provided, however, that in the case of clause (i), such action shall not adversely affect in any material respect the interests of any holder of Trust Securities, and any amendments of such Trust Agreement shall become effective when notice thereof is given to the holders of Trust Securities. The Trust Agreement may be amended by the Trustees and the Company with (i) the consent of holders representing not less than a majority in the aggregate Liquidation Amount of the outstanding Trust Securities, and (ii) receipt by the Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not affect IBC Capital's status as a grantor trust for United States federal income tax purposes or IBC Capital's exemption from status as an "investment company" under the Investment Company Act, provided that without the consent of each holder of Trust Securities, such Trust Agreement may not be amended to (i) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date or (ii) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.



     So long as any Subordinated Debentures are held by the Property Trustee, the Trustees shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to the Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Subordinated Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture or the Subordinated Debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Preferred Securities; provided, however, that where a consent under the Indenture would require the consent of each holder of Subordinated Debentures affected thereby, no such consent shall be given by the Property Trustee without the prior consent of each holder of the Preferred Securities. The Trustees shall not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee shall notify each holder of Preferred Securities of any notice of default with respect to the Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Trustees shall obtain an opinion of counsel experienced in such matters to the effect that IBC Capital will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.



     Any required approval of holders of Preferred Securities may be given at a meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Preferred Securities in the manner set forth in the Trust Agreement.



     No vote or consent of the holders of Preferred Securities will be required for IBC Capital to redeem and cancel its Preferred Securities in accordance with the Trust Agreement.



     Notwithstanding the fact that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Trustees or any affiliate of the Company or any Trustee, shall, for purposes of such vote or consent, be treated as if they were not outstanding.



GLOBAL PREFERRED SECURITIES



     The Preferred Securities will be represented by one or more global certificates registered in the name of the Depositary or its nominee ("Global Preferred Security"). Beneficial interests in the Preferred Securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in the Depositary. Except as described below, Preferred Securities in certificated form will not be issued in exchange for the global certificates. See "Book-Entry Issuance."



     A global security shall be exchangeable for Preferred Securities registered in the names of persons other than the Depositary or its nominee only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as a depositary for such global security and no successor depositary shall have been appointed, or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, at a time when the Depositary is required to be so registered to act as such depositary, (ii) the Company in its sole discretion determines that such global security shall be so exchangeable, or (iii) there shall have occurred and be continuing an Event of Default under the Indenture. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in such names as the Depositary shall direct. It is expected that such instructions will be based upon directions received by the Depositary with respect to ownership of beneficial interests in such global security. In the event that Preferred Securities are issued in definitive form, such Preferred Securities will be in denominations of $25 and integral multiples thereof and may be transferred or exchanged at the offices described below.



     Unless and until it is exchanged in whole or in part for the individual Preferred Securities represented thereby, a Global Preferred Security may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

     Payments on Preferred Securities represented by a global security will be made to the Depositary, as the depositary for the Preferred Securities. In the event Subordinated Debentures are issued in definitive form, principal and Distributions will be payable, the transfer of the Preferred Securities will be registrable, and Preferred Securities will be exchangeable for Preferred Securities of other denominations of a like aggregate Liquidation Amount, at the corporate office of the Property Trustee in Boston, Massachusetts, or at the offices of any paying agent or transfer agent appointed by the Administrative Trustees, provided that payment of any Distribution may be made at the option of the Administrative Trustees by check mailed to the address of the persons entitled thereto or by wire transfer. In addition, if the Preferred Securities are issued in certificated form, the record dates for payment of Distributions will be the 15th day of the month in which the relevant Distribution Date occurs. For a description of the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance."



     Upon the issuance of a Global Preferred Security, and the deposit of such Global Preferred Security with or on behalf of the Depositary, the Depositary for such Global Preferred Security or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate Liquidation Amounts of the individual Preferred Securities represented by such Global Preferred Securities to the accounts of Participants. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Preferred Securities. Ownership of beneficial interests in a Global Preferred Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Preferred Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Preferred Security.



     So long as the Depositary for a Global Preferred Security, or its nominee, is the registered owner of such Global Preferred Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Preferred Securities represented by such Global Preferred Security for all purposes under the Indenture governing such Preferred Securities. Except as provided below, owners of beneficial interests in a Global Preferred Security will not be entitled to have any of the individual Preferred Securities represented by such Global Preferred Security registered in their names, will not receive or be entitled to receive physical delivery of any such Preferred Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.



     None of the Company, the Property Trustee, any Paying Agent, or the Securities Registrar for such Preferred Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Preferred Security representing such Preferred Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.



     The Company expects that the Depositary for Preferred Securities or its nominee, upon receipt of any payment of the Liquidation Amount or Distributions in respect of a permanent Global Preferred Security immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate Liquidation Amount of such Global Preferred Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Preferred Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.



     If the Depositary for the Preferred Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, IBC Capital will issue individual Preferred Securities in exchange for the Global Preferred Security. In addition, IBC Capital may at any time and in its sole discretion, subject to any limitations described herein relating to such Preferred Securities, determine not to have any Preferred Securities represented by one or more Global Preferred

Securities and, in such event, will issue individual Preferred Securities in exchange for the Global Preferred Security or Securities representing the Preferred Securities. Further, if IBC Capital so specifies with respect to the Preferred Securities, an owner of a beneficial interest in a Global Preferred Security representing Preferred Securities may, on terms acceptable to the Company, the Property Trustee and the Depositary for such Global Preferred Security, receive individual Preferred Securities in exchange for such beneficial interests, subject to any limitations described herein. In any such instance, an owner of a beneficial interest in a Global Preferred Security will be entitled to physical delivery of individual Preferred Securities represented by such Global Preferred Security equal in Liquidation Amount to such beneficial interest and to have such Preferred Securities registered in its name. Individual Preferred Securities so issued will be issued in denominations, unless otherwise specified by IBC Capital, of $25 and integral multiples thereof.



PAYMENT AND PAYING AGENCY



     Payments in respect of the Preferred Securities shall be made to the Depositary, which shall credit the relevant accounts at the Depositary on the applicable Distribution Dates or, if any Preferred Securities are not held by the Depositary, such payments shall be made by check mailed to the address of the holder entitled thereto as such address shall appear on the Register. The paying agent ("Paying Agent") shall initially be the Property Trustee and any copaying agent chosen by the Property Trustee and acceptable to the Administrative Trustees and the Company. The Paying Agent shall be permitted to resign as Paying Agent upon 30 days' written notice to the Property Trustee and the Company. In the event that the Property Trustee shall no longer be the Paying Agent, the Administrative Trustees shall appoint a successor (which shall be a bank or trust company acceptable to the Administrative Trustees and the Company) to act as Paying Agent.



REGISTRAR AND TRANSFER AGENT



     The Property Trustee will act as registrar and transfer agent for the Preferred Securities. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of IBC Capital, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. IBC Capital will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.



INFORMATION CONCERNING THE PROPERTY TRUSTEE



     The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the applicable Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee shall take such action as is directed by the Company and if not so directed, shall take such action as it deems advisable and in the best interests of the holders of the Trust Securities and will have no liability except for its own bad faith, negligence or willful misconduct.



MISCELLANEOUS



     The Administrative Trustees are authorized and directed to conduct the affairs of and to operate IBC Capital in such a way that IBC Capital will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes and so that the Subordinated Debentures will be treated as indebtedness of the Company for United States federal income tax purposes. In this connection, the Company and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of IBC Capital or the Trust Agreement, that the Company and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes, as long as such action does not materially adversely affect the interests of the holders of the related Preferred Securities.



     Holders of the Preferred Securities have no preemptive or similar rights.



                     DESCRIPTION OF SUBORDINATED DEBENTURES



     The Subordinated Debentures will be issued under the Indenture, dated as of
            , 1996 ("Indenture"), between the Company and State Street Bank and Trust Company, as trustee ("Debenture Trustee"). The following summary of the terms and provisions of the Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture, which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and to the Trust Indenture Act. The Indenture is qualified under the Trust Indenture Act. Whenever particular defined terms of the Indenture are referred to herein, such defined terms are incorporated herein or therein by reference.



     Concurrently with the issuance of the Preferred Securities, IBC Capital will invest the proceeds thereof, together with the consideration paid by the Company for the Common Securities, in the Subordinated Debentures issued by the Company. The Subordinated Debentures will be issued as unsecured debt under the Indenture.



GENERAL



     The Subordinated Debentures will bear interest at the annual rate of      %
of the principal amount thereof, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year (each, an "Interest Payment Date") beginning March 31, 1997, to the person in whose name each Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. It is anticipated that, until the liquidation, if any, of IBC Capital, the Subordinated Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Preferred Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at
the rate per annum of      % thereof, compounded quarterly. The term "interest"
as used herein shall include quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Sums (as defined below), as applicable.



     The Subordinated Debentures will mature on             , 2026 (such date,
as it may be shortened or extended as hereinafter described, the "Stated Maturity"). Such date may be shortened at any time by the Company to any date
not earlier than             , 2001, subject to the Company having received
prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. Such date may also be extended at any time at the election of the Company but in no event to a date later than
            , 2045, provided that at the time such election is made and at the time of extension (i) the Company is not in bankruptcy, otherwise insolvent or in liquidation, (ii) the Company is not in default in the payment of any interest or principal on the Subordinated Debentures, and (iii) IBC Capital is not in arrears on payments of Distributions on the Preferred Securities and no deferred Distributions are accumulated. In the event that the Company elects to shorten or extend the Stated Maturity of the Subordinated Debentures, it shall give notice to the Debenture Trustee, and the Debenture Trustee shall give notice of such shortening or extension to the holders of the Subordinated Debentures no more than 180 days and no less than 90 days prior to the effectiveness thereof.

     The Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt and Subordinated Debt of the Company and, in certain circumstances relating to the dissolution, winding-up, liquidation or reorganization of the Company, to all Additional Senior obligations of the Company. See "Description of Subordinated Debentures -- Subordination." Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any of the Banks, upon any such Bank's liquidation or reorganization or otherwise (and thus the ability of holders of the Preferred Securities to benefit indirectly from such distribution), is subject to the prior claim of creditors of that Bank, except to the extent that the Company may itself be recognized as a creditor of such Bank. Accordingly, the Subordinated Debentures will be effectively subordinated to all existing and future liabilities of the Banks, and holders of Subordinated Debentures should look only to the assets of the Company for payments on the Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Debt, Subordinated Debt, Additional Senior Obligations, whether under the Indenture or any existing indenture or other indenture that the Company may enter into in the future or otherwise. See "Description of Subordinated Debentures -- Subordination."



OPTION TO EXTEND INTEREST PAYMENT PERIOD



     So long as no Event of Default under the Indenture has occurred or is continuing, the Company has the right under the Indenture at any time during the term of the Subordinated Debentures to defer the payment of interest at any time or from time to time for a period not exceeding 20 consecutive quarters (each such period an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Preferred Securities. At the end of such Extension Period, the Company must pay all interest then accrued and unpaid
(together with interest thereon at the annual rate of    %, compounded
quarterly, to the extent permitted by applicable law). During an Extension Period, interest will continue to accrue and holders of Subordinated Debentures (or holders of Preferred Securities while such series is outstanding) will be required to accrue interest income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount."



     During any such Extension Period, the Company may not, and may not permit any Bank or other subsidiary of the Company to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company (including other Subordinated Debentures) that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Subordinated Debentures (other than (a) dividends or distributions in Common Stock, (b) any declaration of a dividend in connection with the implementation of a shareholders' rights plan, or the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Guarantee, and (d) purchases of Common Stock related to rights under any of the Company's benefit plans for its directors, officers or employees). Prior to the termination of any such Extension Period, the Company may further extend the interest payment period, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due on any Interest Payment Date, the Company may elect to begin a new Extension Period subject to the above requirements. No interest shall be due and payable during an Extension Period, except at the end thereof. The Company must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extension Period at least one Business Day prior to the earlier of (i) the date the Distributions on the Preferred Securities would have been payable except for the election to begin such Extension Period or (ii) the date the Administrative Trustees are required to give notice to the Nasdaq National Market or other applicable self-regulatory organization, or to holders of such Preferred Securities on the record date for the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Debenture Trustee shall give notice of the Company's election to begin a new Extension Period to the holders of the Preferred Securities. There is no limitation on the number of times that the Company may elect to begin an Extension Period.

ADDITIONAL SUMS



     If IBC Capital is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, the Company will pay as additional amounts on the Subordinated Debentures such amounts ("Additional Sums") as shall be required so that the Distributions payable by IBC Capital shall not be reduced as a result of any such additional taxes, duties or other governmental charges.



REDEMPTION OR EXCHANGE



     Subject to the Company having received prior approval of the Federal Reserve, if then required under applicable capital guidelines or policies of the Federal Reserve, the Subordinated Debentures are redeemable prior to maturity at
the option of the Company (i) on or after             , 2001, in whole at any
time or in part from time to time or (ii) at any time in whole (but not in part), upon the occurrence and during the continuance of a Debenture Tax Event or an Investment Company Event in each case at a redemption price equal to the accrued and unpaid interest on the Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof.



     "Debenture Tax Event" means the receipt by the Company of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Subordinated Debentures under the Indenture, there is more than an insubstantial risk that (i) interest payable by the Company on the Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, (ii) IBC Capital is, or will be within 90 days after the date of such opinion of counsel, subject to United States federal income tax with respect to income received or accrued on the Subordinated Debentures, or (iii) IBC Capital is, or will be within 90 days after the date of such opinion of counsel, subject to more than a de minimis amount of other taxes, duties, assessments or other governmental charges.



     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Subordinated Debentures to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price, on and after the redemption date interest ceases to accrue on such Subordinated Debentures or portions thereof called for redemption.



     The Subordinated Debentures will not be subject to any sinking fund.



DISTRIBUTION UPON LIQUIDATION



     As described under "Description of Preferred Securities--Liquidation Distribution Upon Termination," under certain circumstances involving the termination of IBC Capital, the Subordinated Debentures may be distributed to the holders of the Preferred Securities in liquidation of IBC Capital after satisfaction of liabilities to creditors of IBC Capital as provided by applicable law. If distributed to holders of Preferred Securities in liquidation, the Subordinated Debentures will initially be issued in the form of one or more global securities and the Depositary, or any successor depositary for the Preferred Securities, will act as depositary for the Subordinated Debentures. It is anticipated that the depositary arrangements for the Subordinated Debentures would be substantially identical to those in effect for the Preferred Securities. If the Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of IBC Capital, the Company will use its best efforts to list the Subordinated Debentures on the Nasdaq National Market or such stock exchanges, if any, on which the Preferred Securities are then listed. There can be no assurance as to the market price of any Subordinated Debentures that may be distributed to the holders of Preferred Securities.



RESTRICTIONS ON CERTAIN PAYMENTS



     The Company will covenant, as to the Subordinated Debentures, that if at such time (i) there shall have occurred any event of which the Company has actual knowledge that (a) with the giving of notice or the lapse of time, or both, would constitute an "Event of Default" under the Indenture with respect to the Subordinated Debentures of IBC Capital, or (b) in respect of which the Company shall not have taken reasonable steps to cure, or (ii) the Company shall have given notice of its election of an Extension Period as provided in the Indenture with respect to the Subordinated Debentures and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing. It will not, and will not permit any subsidiary of the Company to, (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock or (2) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Subordinated Debentures (other than (a) dividends or distributions in Common Stock, (b) any declaration of a dividend in connection with the implementation of a shareholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Guarantee and (d) purchases of Common Stock related to rights under any of the Company's benefit plans for its directors, officers or employees.



SUBORDINATION



     In the Indenture, the Company has covenanted and agreed that any Subordinated Debentures issued thereunder will be subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations to the extent provided in the Indenture. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Debt, Subordinated Debt and Additional Senior Obligations will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt, Subordinated Debt and Additional Senior Obligations before the holders of Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest, if any, on the Subordinated Debentures.



     In the event of the acceleration of the maturity of any Subordinated Debentures, the holders of all Senior Debt, Subordinated Debt and Additional Senior Obligations outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest, if any, on the Subordinated Debentures; provided, however, that holders of Subordinated Debt shall not be entitled to receive payment of any such amounts to the extent that such Subordinated Debt is by its terms subordinated to trade creditors.



     No payments on account of principal or interest, if any, in respect of the Subordinated Debentures may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, Subordinated Debt or Additional Senior Obligations or an event of default with respect to any Senior Debt, Subordinated Debt or Additional Senior Obligations resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.



     "Debt" means with respect to any person, whether recourse is to all or a portion of the assets of such person and whether or not contingent, (i) every obligation of such person for money borrowed; (ii) every obligation of such person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person; (iv) every obligation of such person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such person; and (vi) and every obligation of the type referred to in clauses (i) through (v) of another person and all dividends of another person the payment of which, in either case, such person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     "Senior Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Subordinated Debentures; provided, however, that Senior Debt shall not be deemed to include (i) any Debt of the Company which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, (iii) Debt to any employee of the Company, (iv) Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Subordinated Debentures as a result of the subordination provisions of the Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject; (v) Debt which constitutes Subordinated Debt, and (vi) any other debt securities issued pursuant to the Indenture.



     "Subordinated Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of the Company (other than the Subordinated Debentures).



     "Additional Senior Obligations" means all indebtedness of the Company whether incurred on or prior to the date of the Indenture or thereafter incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; provided, however, that Additional Senior Obligations do not include claims in respect of Senior Debt or Subordinated Debt or obligations which, by their terms, are expressly stated to be not superior in right of payment to the Subordinated Debentures or to rank pari passu in right of payment with the Subordinated Debentures. For purposes of this definition, "claim" shall have the meaning assigned thereto in Section 101(4) of the United States Bankruptcy Code of 1978, as amended.



     The Indenture places no limitation on the amount of additional Senior Debt that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations.



DENOMINATIONS, REGISTRATION AND TRANSFER



     The Subordinated Debentures will be represented by global certificates registered in the name of the Depositary or its nominee. Beneficial interests in the Subordinated Debentures will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary. Except as described below, Subordinated Debentures in certificated form will not be issued in exchange for the global certificates. See "Book-Entry Issuance."



     Unless and until a Global Subordinated Debenture is exchanged in whole or in part for the individual Subordinated Debentures represented thereby, it may not be transferred except as a whole by the Depositary for such Global Subordinated Debenture to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.



     A global security shall be exchangeable for Subordinated Debentures registered in the names of persons other than the Depositary or its nominee only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as a depositary for such global security and no successor depositary shall have been appointed, or if at any time the Depositary ceases to be a clearing agency registered under the Securities

Exchange Act of 1934, as amended, at a time when the Depositary is required to be so registered to act as such depositary, (ii) the Company in its sole discretion determines that such global security shall be so exchangeable or
(iii) there shall have occurred and be continuing an Event of Default under the Indenture with respect to such global security. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in such names as the Depositary shall direct. It is expected that such instructions will be based upon directions received by the Depositary from its Participants with respect to ownership of beneficial interests in such global security. In the event that Subordinated Debentures are issued in definitive form, such Subordinated Debentures will be in denominations of $25 and integral multiples thereof and may be transferred or exchanged at the offices described below.



     Payments on Subordinated Debentures represented by a global security will be made to the Depositary, as the depositary for the Subordinated Debentures. In the event Subordinated Debentures are issued in definitive form, principal and interest will be payable, the transfer of the Subordinated Debentures will be registrable, and Subordinated Debentures will be exchangeable for Subordinated Debentures of other denominations of a like aggregate principal amount, at the corporate office of the Debenture Trustee in Boston, Massachusetts, or at the offices of any paying agent or transfer agent appointed by the Company (the "Place of Payment"), provided that payment of interest may be made at the option of the Company by check mailed to the address of the persons entitled thereto or by wire transfer. In addition, if the Subordinated Debentures are issued in certificated form, the record dates for payment of interest will be the 15th day of the last month of each calendar quarter. For a description of the Depositary and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance."



     The Company will appoint the Debenture Trustee as securities registrar under the Indenture (the "Securities Registrar"). Subordinated Debentures may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the Securities Registrar. The Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, provided that the Company maintains a transfer agent in the Place of Payment. The Company may at any time designate additional transfer agents with respect to the Subordinated Debentures.



     In the event of any redemption, neither the Company nor the Debenture Trustee shall be required to (i) issue, register the transfer of or exchange Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of Subordinated Debentures and ending at the close of business on the day of mailing of the relevant notice of redemption or (ii) transfer or exchange any Subordinated Debentures so selected for redemption, except, in the case of any Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.



GLOBAL SUBORDINATED DEBENTURES



     Upon the issuance of the Global Subordinated Debenture, and the deposit of such Global Subordinated Debenture with or on behalf of the Depositary, the Depositary for such Global Subordinated Debenture or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Subordinated Debentures represented by such Global Subordinated Debenture to the accounts of persons that have accounts with such Depositary ("Participants"). Ownership of beneficial interests in a Global Subordinated Debenture will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Subordinated Debenture will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Subordinated Debenture.



     So long as the Depositary for a Global Subordinated Debenture, or its nominee, is the registered owner of such Global Subordinated Debenture, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Subordinated Debentures represented by such Global Subordinated Debenture for all purposes under the Indenture governing such Subordinated Debentures. Except as provided below, owners of beneficial interests in a Global Subordinated Debenture will not be entitled to have any of the individual Subordinated Debentures represented by such Global Subordinated Debenture registered in their names, will not receive or be entitled to receive physical delivery of any such Subordinated Debentures in definitive form and will not be considered the owners or holders thereof under the Indenture.



     Payments of principal of and interest on individual Subordinated Debentures represented by a Global Subordinated Debenture registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Subordinated Debenture representing such Subordinated Debentures. None of the Company, the Debenture Trustee, any Paying Agent, or the Securities Registrar for such Subordinated Debentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Subordinated Debenture representing such Subordinated Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.



     The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Subordinated Debenture representing the Subordinated Debentures, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the Global Subordinated Debenture as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Subordinated Debenture held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.



     If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Subordinated Debentures in exchange for the Global Subordinated Debenture. In addition, the Company may at any time and in its sole discretion, determine not to have the Subordinated Debentures represented by one or more Global Subordinated Debentures and, in such event, will issue individual Subordinated Debentures in exchange for the Global Subordinated Debenture. Further, if the Company so specifies with respect to the Subordinated Debentures, an owner of a beneficial interest in a Global Subordinated Debenture representing Subordinated Debentures may, on terms acceptable to the Company, the Debenture Trustee and the Depositary for such Global Subordinated Debenture, receive individual Subordinated Debentures in exchange for such beneficial interests. In any such instance, an owner of a beneficial interest in a Global Subordinated Debenture will be entitled to physical delivery of individual Subordinated Debentures equal in principal amount to such beneficial interest and to have such Subordinated Debentures registered in its name. Individual Subordinated Debentures so issued will be issued in denominations, unless otherwise specified by the Company, of $25 and integral multiples thereof.



PAYMENT AND PAYING AGENTS



     Payment of principal of and any interest on the Subordinated Debentures will be made at the office of the Debenture Trustee in the City of Boston, Massachusetts, except that at the option of the Company payment of any interest may be made (i) except in the case of Global Subordinated Debentures, by check mailed to the address of the person entitled thereto as such address shall appear in the securities register or (ii) by transfer to an account maintained by the person entitled thereto as specified in the securities register, provided that proper transfer instructions have been received by the regular record date. Payment of any interest on Subordinated Debentures will be made to the person in whose name such Subordinated Debenture is registered at the close of business on the regular record date for such interest, except in the case of Defaulted Interest. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent; however the Company will at all times be required to maintain a Paying Agent in each Place of Payment for the Subordinated Debentures.

     Any moneys deposited with the Debenture Trustee or any Paying Agent, or then held by the Company in trust, for the payment of the principal of or interest on the Subordinated Debentures and remaining unclaimed for two years after such principal or interest has become due and payable shall, at the request of the Company, be repaid to the Company and the holder of such Subordinated Debenture shall thereafter look, as a general unsecured creditor, only to the Company for payment thereof.



MODIFICATION OF INDENTURE



     From time to time the Company and the Debenture Trustee may, without the consent of the holders of the Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies (provided that any such action does not materially adversely affect the interests of the holders of the Subordinated Debentures or the Preferred Securities so long as they remain outstanding) and qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Subordinated Debentures, to modify the Indenture in a manner affecting the rights of the holders of the Subordinated Debentures; provided, that no such modification may, without the consent of the holder of each outstanding Subordinated Debenture, (i) change the Stated Maturity of the Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon or
(ii) reduce the percentage of principal amount of Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture, provided that so long as any of the Preferred Securities remain outstanding, no such modification may be made that adversely affects the holders of such Preferred Securities in any material respect, and no termination of the Indenture may occur, and no waiver of any Debenture Event of Default or compliance with any covenant under the Indenture may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of the Preferred Securities unless and until the principal of the Subordinated Debentures and all accrued and unpaid interest thereon have been paid in full and certain other conditions are satisfied.



DEBENTURE EVENTS OF DEFAULT



     The Indenture provides that any one or more of the following described events with respect to the Subordinated Debentures that has occurred and is continuing constitutes a "Debenture Event of Default" with respect to the Subordinated Debentures:



          (i) failure for 30 days to pay any interest on the Subordinated Debentures, when due (subject to the deferral of any due date in the case of an Extension Period); or



          (ii) failure to pay any principal on the Subordinated Debentures when due whether at maturity, upon redemption by declaration or otherwise; or



          (iii) failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to the Company from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the Subordinated Debentures; or



          (iv) certain events in bankruptcy, insolvency or reorganization of the Company.



     The holders of a majority in aggregate outstanding principal amount of the Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Subordinated Debentures may declare the principal due and payable immediately upon a Debenture Event of Default. The holders of a majority in aggregate outstanding principal amount of the Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee. Should the holders of the

Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Preferred Securities shall have such right.



     The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Indenture.



     In case a Debenture Event of Default shall occur and be continuing as to the Subordinated Debentures, the Property Trustee will have the right to declare the principal of and the interest on such Subordinated Debentures, and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to such Subordinated Debentures.



ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF PREFERRED SECURITIES



     If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest or principal on the Subordinated Debentures on the date such interest or principal is otherwise payable, a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder ("Direct Action"). The Company may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Preferred Securities. If the right to bring a Direct Action is removed, IBC Capital may become subject to the reporting obligations under the Securities Exchange Act of 1934, as amended. The Company shall have the right under the Indenture to set-off any payment made to such holder of Preferred Securities by the Company in connection with a Direct Action.



     The holders of the Preferred Securities would not be able to exercise directly any remedies other than those set forth in the preceding paragraph available to the holders of the Subordinated Debentures unless there shall have been an Event of Default under the Trust Agreement. See "Description of Preferred Securities -- Events of Default; Notice."



CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS



     The Indenture provides that the Company shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and no Person shall consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless (i) in case the Company consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any state or the District of Columbia, and such successor Person expressly assumes the Company's obligations on the Subordinated Debentures issued under the Indenture; (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, shall have occurred and be continuing; and (iii) certain other conditions as prescribed in the Indenture are met.



     The general provisions of the Indenture do not afford holders of the Subordinated Debentures protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of the Subordinated Debentures.



SATISFACTION AND DISCHARGE



     The Indenture provides that when, among other things, all Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation
(i) have become due and payable or (ii) will become due and payable at their Stated Maturity within one year, and the Company deposits or causes to be deposited with the Debenture Trustee trust funds, in trust, for the purpose and in an amount in the currency or currencies in which the Subordinated Debentures are payable sufficient to pay and discharge the entire indebtedness on the Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity, as the case may be, then the Indenture will cease to be of further effect (except as to the Company's obligations to pay all other sums due pursuant to the Indenture and to provide the officers' certificates and opinions of counsel described therein), and the Company will be deemed to have satisfied and discharged the Indenture.



GOVERNING LAW



     The Indenture and the Subordinated Debentures will be governed by and construed in accordance with the laws of the State of Michigan.



INFORMATION CONCERNING THE DEBENTURE TRUSTEE



     The Debenture Trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.



     The Company will covenant in the Indenture, as to the Subordinated Debentures, that if and so long as (i) IBC Capital is the holder of all such Subordinated Debentures, (ii) a Tax Event in respect of IBC Capital has occurred and is continuing and (iii) the Company has elected, and has not revoked such election, to pay Additional Sums (as defined under "Description of Preferred Securities -- Redemption or Exchange") in respect of the Preferred Securities, the Company will pay to IBC Capital such Additional Sums. The Company will also covenant, as to the Subordinated Debentures, (i) to maintain directly or indirectly 100% ownership of the Common Securities of IBC Capital to which Subordinated Debentures have been issued, provided that certain successors which are permitted pursuant to the Indenture may succeed to the Company's ownership of the Common Securities, (ii) not to voluntarily terminate, wind up or liquidate IBC Capital, except upon prior approval of the Federal Reserve if then so required under applicable capital guidelines or policies of the Federal Reserve, and (a) in connection with a distribution of Subordinated Debentures to the holders of the Preferred Securities in liquidation of IBC Capital, or (b) in connection with certain mergers, consolidations or amalgamations permitted by the related Trust Agreement and (iii) to use its reasonable efforts, consistent with the terms and provisions of the related Trust Agreement, to cause IBC Capital to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.



                              BOOK-ENTRY ISSUANCE



     The Depositary will act as securities depositary for all of the Preferred Securities and the Subordinated Debentures. The Preferred Securities and the Subordinated Debentures will be issued only as fully-registered securities registered in the name of Cede & Co. (the Depositary's nominee). One or more fully-registered global certificates will be issued for the Preferred Securities and the Subordinated Debentures and will be deposited with the Depositary.



     The Depositary is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its Participants deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the the Depositary system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with Direct Participants, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Commission.



     Purchases of Preferred Securities or Subordinated Debentures within the Depositary system must be made by or through Direct Participants, which will receive a credit for the Preferred Securities or Subordinated Debentures on the Depositary's records. The ownership interest of each actual purchaser of each Preferred Security and each Subordinated Debenture ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Preferred Securities or Subordinated Debentures. Transfers of ownership interests in the Preferred Securities or Subordinated Debentures are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Preferred Securities or Subordinated Debentures, except in the event that use of the book-entry system for the Preferred Securities of IBC Capital or Subordinated Debentures is discontinued.



     The Depositary has no knowledge of the actual Beneficial Owners of the Preferred Securities or Subordinated Debentures; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Preferred Securities or Subordinated Debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.



     Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners and the voting rights of Direct Participants, Indirect Participants and Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.



     Redemption notices will be sent to Cede & Co. as the registered holder of the Preferred Securities or Subordinated Debentures. If less than all of the Preferred Securities or the Subordinated Debentures are being redeemed, the Depositary will determine by lot or pro rata the amount of the Preferred Securities of each Direct Participant to be redeemed.



     Although voting with respect to the Preferred Securities or the Subordinated Debentures is limited to the holders of record of the Preferred Securities or Subordinated Debentures, in those instances in which a vote is required, neither the Depositary nor Cede & Co. will itself consent or vote with respect to Preferred Securities or Subordinated Debentures. Under its usual procedures, the Depositary would mail an omnibus proxy (the "Omnibus Proxy") to the relevant Trustee as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts such Preferred Securities or Subordinated Debentures are credited on the record date (identified in a listing attached to the Omnibus Proxy).



     Distribution payments on the Preferred Securities or the Subordinated Debentures will be made by the relevant Trustee to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of the Depositary, the relevant Trustee, IBC Capital or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of Distributions to the Depositary is the responsibility of the relevant Trustee, disbursement of such payments to Direct Participants is the responsibility of the Depositary, and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     The Depositary may discontinue providing its services as securities depositary with respect to any of the Preferred Securities or the Subordinated Debentures at any time by giving reasonable notice to the relevant Trustee and the Company. In the event that a successor securities depositary is not obtained, definitive Preferred Security or Subordinated Debenture certificates representing such Preferred Securities or Subordinated Debentures are required to be printed and delivered. The Company, at its option, may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depositary). After a Debenture Event of Default, the holders of a majority in liquidation preference of Preferred Securities or aggregate principal amount of Subordinated Debentures may determine to discontinue the system of book-entry transfers through the Depositary. In any such event, definitive certificates for such Preferred Securities or Subordinated Debentures will be printed and delivered.



     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that IBC Capital and the Company believe to be accurate, but IBC Capital and the Company assume no responsibility for the accuracy thereof. Neither IBC Capital nor the Company has any responsibility for the performance by the Depositary or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.



                            DESCRIPTION OF GUARANTEE



     The Preferred Securities Guarantee Agreement (the "Guarantee") will be executed and delivered by the Company concurrently with the issuance of the Preferred Securities for the benefit of the holders of the Preferred Securities. State Street Bank and Trust Company will act as indenture trustee ("Guarantee Trustee") under the Guarantee for the purposes of compliance with the Trust Indenture Act, and the Guarantee will be qualified as an Indenture under the Trust Indenture Act. The following summary of certain provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee Agreement, including the definitions therein of certain terms, and the Trust Indenture Act. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Preferred Securities.



GENERAL



     The Guarantee will be an irrevocable guarantee on a subordinated basis of IBC Capital's obligations under the Preferred Securities, but will apply only to the extent that IBC Capital has funds sufficient to make such payments, and is not a guarantee of collection.



     The Company will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that IBC Capital may have or assert other than the defense of payment. The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of IBC Capital (the "Guarantee Payments"), will be subject to the Guarantee: (i) any accumulated and unpaid Distributions required to be paid on the Preferred Securities, to the extent that IBC Capital has funds on hand available therefor at such time, (ii) the Redemption Price with respect to any Preferred Securities called for redemption to the extent that IBC Capital has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of IBC Capital (unless the Subordinated Debentures are distributed to holders of the Preferred Securities), the lesser of (a) the Liquidation Distribution and (b) the amount of assets of IBC Capital remaining available for distribution to holders of Preferred Securities. The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Preferred Securities or by causing IBC Capital to pay such amounts to such holders.



     If the Company does not make interest payments on the Subordinated Debentures held by IBC Capital, IBC Capital will not be able to pay Distributions on the Preferred Securities and will not have funds legally available therefor. The Guarantee will rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt, and, under certain circumstances, Additional Senior Obligations of the Company. See "-- Status of the Guarantee." Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent the Company may itself be recognized as a creditor of that subsidiary. Accordingly, the Company's obligations under the Guarantee will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and claimants should look only to the assets of the Company for payments thereunder. Except as otherwise described herein, the Guarantee does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Debt, whether under the Indenture, any other indenture that the Company may enter into in the future, or otherwise.



     The Company has, through the Guarantee, the Trust Agreement, the Subordinated Debentures, the Indenture and the Expense Agreement, taken together, fully, irrevocably and unconditionally guaranteed all of IBC Capital's obligations under the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of IBC Capital's obligations under the Preferred Securities. See "Relationship Among the Preferred Securities, the Subordinated Debentures and the Guarantee."



STATUS OF THE GUARANTEE



     The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and, under certain circumstances, Additional Senior Obligations of the Company in the same manner as the Subordinated Debentures.



     The Guarantee will constitute a guarantee of payment and not of collection. For example, the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity. The Guarantee will be held for the benefit of the holders of the related Preferred Securities. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by IBC Capital or upon distribution of the Subordinated Debentures to the holders of the Preferred Securities. The Guarantee does not place a limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations.



AMENDMENTS AND ASSIGNMENT



     Except with respect to any changes which do not materially adversely affect the rights of holders of the related Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of such outstanding Preferred Securities. See "Description of Preferred Securities -- Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Preferred Securities then outstanding.



EVENTS OF DEFAULT



     An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.



     Any holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against IBC Capital, the Guarantee Trustee or any other person or entity.



     The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE



     The Guarantee Trustee, other than during the occurrence and continuance of a default by the Company in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to any Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of any Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.



TERMINATION OF THE GUARANTEE



     The Guarantee will terminate and be of no further force and effect upon full payment of the Redemption Price of the Preferred Securities, upon full payment of the amounts payable upon liquidation of IBC Capital or upon distribution of the Subordinated Debentures to the holders of the Preferred Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under such Preferred Securities or the Guarantee.



GOVERNING LAW



     The Guarantee will be governed by and construed in accordance with the laws of the State of Michigan.



THE EXPENSE AGREEMENT



     Pursuant to the Expense Agreement entered into by the Company under the Trust Agreement (the "Expense Agreement"), the Company will irrevocably and unconditionally guarantee to each person or entity to whom IBC Capital becomes indebted or liable, the full payment of any costs, expenses or liabilities of IBC Capital, other than obligations of IBC Capital to pay to the holders of the Preferred Securities or other similar interests in IBC Capital of the amounts due such holders pursuant to the terms of the Preferred Securities or such other similar interests, as the case may be.



                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,


                          THE SUBORDINATED DEBENTURES


                               AND THE GUARANTEE



FULL AND UNCONDITIONAL GUARANTEE



     Payments of Distributions and other amounts due on the Preferred Securities (to the extent IBC Capital has funds available for the payment of such Distributions) are irrevocably guaranteed by the Company as and to the extent set forth under "Description of Guarantee." Taken together, the Company's obligations under the Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement, and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payment of distributions and other amounts due on the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of IBC Capital's obligations under the Preferred Securities. If and to the extent that the Company does not make payments on the Subordinated Debentures, IBC Capital will not pay Distributions or other amounts due on the Preferred Securities. The Guarantee does not cover payment of Distributions when IBC Capital does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of Preferred Securities is to institute a legal proceeding directly against the Company for enforcement of payment of such Distributions to such holder. The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and, under certain circumstances, Additional Senior Obligations of the Company.

SUFFICIENCY OF PAYMENTS



     As long as payments of interest and other payments are made when due on the Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Preferred Securities, primarily because (i) the aggregate principal amount of the Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Preferred Securities and Common Securities; (ii) the interest rate and interest and other payment dates on the Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Preferred Securities; (iii) the Company shall pay for all and any costs, expenses and liabilities of IBC Capital except IBC Capital's obligations to holders of the Preferred Securities; and (iv) the Trust Agreement further provides that IBC Capital will not engage in any activity that is not consistent with the limited purposes of IBC Capital.



     Notwithstanding anything to the contrary in the Indenture, the Company has the right to set-off any payment it is otherwise required to make thereunder with and to the extent the Company has theretofore made, or is concurrently on the date of such payment making, a payment under the Guarantee.



ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES



     A holder of any Preferred Security may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, IBC Capital or any other person or entity.



     A default or event of default under any Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company would not constitute a default or Event of Default. However, in the event of payment defaults under, or acceleration of, Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company, the subordination provisions of the Indenture provide that no payments may be made in respect of the Subordinated Debentures until such Senior Debt, Subordinated Debt or Additional Senior Obligations has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Subordinated Debentures would constitute an Event of Default.



LIMITED PURPOSE OF IBC CAPITAL



     The Preferred Securities evidence a beneficial interest in IBC Capital, and IBC Capital exists for the sole purpose of issuing its Preferred Securities and Common Securities and investing the proceeds thereof in Subordinated Debentures. A principal difference between the rights of a holder of a Preferred Security and a holder of a Subordinated Debenture is that a holder of a Subordinated Debenture is entitled to receive from the Company the principal amount of and interest accrued on Subordinated Debentures held, while a holder of Preferred Securities is entitled to receive Distributions from IBC Capital (or from the Company under the Guarantee) if and to the extent IBC Capital has funds available for the payment of such Distributions.



RIGHTS UPON TERMINATION



     Upon any voluntary or involuntary termination, winding-up or liquidation of IBC Capital involving the liquidation of the Subordinated Debentures, the holders of the Preferred Securities will be entitled to receive, out of assets held by IBC Capital, the Liquidation Distribution in cash. See "Description of Preferred Securities -- Liquidation Distribution Upon Termination." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the Subordinated Debentures, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations as set forth in the Indenture, but entitled to receive payment in full of principal and interest before any stockholders of the Company receive payments or distributions. Since the Company is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of IBC Capital (other than IBC Capital's obligations to the holders of its Preferred Securities), the positions of a holder of the Preferred Securities and a holder of the Subordinated Debentures relative to other creditors and to stockholders of the Company in the event of liquidation or bankruptcy of the Company are expected to be substantially the same.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 200,000 shares of preferred stock, none of which are outstanding, and 14,000,000 shares of Common Stock, 2,861,399 of which were outstanding as of September 30, 1996. The following is a description of the Company's capital stock.

COMMON STOCK

     Subject to the rights, if any, of holders of any of the Company's preferred stock then outstanding, all voting rights are vested in holders of shares of Common Stock. Each share of Common Stock entitles the holder thereof to one vote. Holders of shares of Common Stock are not entitled to cumulative voting rights and have no preemptive right to subscribe for additional securities issuable by the Company.

     Subject to any prior rights of holders of preferred stock then outstanding, holders of the Company's Common Stock are entitled to receive dividends as the Board of Directors may from time to time declare out of funds legally available for that purpose. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share pro rata in the assets available for distribution to holders of Common Stock. The outstanding shares of Common Stock are fully paid and non-assessable. The Company's transfer agent is State Street Bank & Trust Company.

PREFERRED STOCK


     The Board of Directors of the Company is authorized to issue shares of preferred stock in series and affix the particular designations and terms of those shares, including dividend rates, conversion prices, voting rights, redemption prices and other matters, without further approval of the Company's shareholders. No series of preferred stock is currently designated by the Board.


GENERAL

     The Company's Articles of Incorporation and the Michigan Business Corporation Act contain provisions which could be utilized by the Company to impede any efforts to acquire control of the Company, namely:

     Classified Board of Directors. The Company's Articles of Incorporation provide for the division of the Board of Directors into three classes with staggered three-year terms of office. Accordingly, because a person considering the acquisition of voting control of the Company could not necessarily obtain majority control of the Board of Directors until the second annual meeting of the Company's shareholders following the acquisition of voting control, such a person might be dissuaded from seeking to obtain voting control of the Company.

     Michigan Fair Price Provisions. Chapter 7A of the Michigan Business Corporation Act impacts certain business combinations involving Michigan corporations such as the Company. Except in cases in which certain minimum price, form of consideration, and procedural requirements are satisfied or for certain transactions that may be approved in advance by the Company's Board of Directors, higher than normal voting requirements are imposed with respect to various transactions involving persons who own ten percent or more of the Company's voting stock (referred to as "Interested Shareholders"). Transactions to which the higher voting requirements apply require an advisory statement from the Board of Directors and must be approved by not less than 90% of the votes of each class of stock entitled to vote and by not less than two-thirds of the votes, other than the votes of Interested Shareholders who are (or whose affiliates are) a party to the proposed transaction or an affiliate of the Interested Shareholders, of each class entitled to vote.

     Michigan Shareholder Equity Provisions. Chapter 7B of the Michigan Business Corporation Act affects the voting rights of persons who acquire more than 20%, 33 1/3%, or 50 percent of a Michigan corporation's voting stock (referred to as "Control Shares"). Chapter 7B denies shareholder voting rights to those persons or entities who make purchase offers or investors who increase their holdings above any of the Control Share levels, unless they are granted voting rights by a majority vote of all disinterested shareholders (shareholders excluding the bidders or owners of Control Shares and the corporation's management). If the shareholders do not elect to grant voting rights to Control Shares, under certain circumstances, the Control Shares may become subject to redemption.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES



GENERAL



     This section is a summary of the material United States federal income tax considerations that may be relevant to the purchasers of Preferred Securities and represents the opinion of Varnum, Riddering, Schmidt & Howlett LLP, counsel to the Company and IBC Capital, insofar as it relates to matters of law and legal conclusions. The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, as amended ("Code"), regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effects. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership, and disposition of Preferred Securities may differ from the treatment described below.



     No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting purchasers of Preferred Securities. Moreover, the discussion generally focuses on holders of Preferred Securities who are individual citizens or residents of the United States and who acquire Preferred Securities on their original issue at their offering price and hold Preferred Securities as capital assets. The discussion has only limited application to dealers in securities, corporations, estates, trusts or nonresident aliens and does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or persons that will hold the Preferred Securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. This summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of Preferred Securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the Preferred Securities. Accordingly, each prospective investor should consult, and should rely exclusively on, the investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of Preferred Securities.



CLASSIFICATION OF THE SUBORDINATED DEBENTURES



     The Company intends to take the position that the Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company under current law, and, by acceptance of a Preferred Security, each holder covenants to treat the Subordinated Debentures as indebtedness and the Preferred Securities as evidence of an indirect beneficial ownership interest in the Subordinated Debentures. No assurance can be given, however, that such position of the Company will not be challenged by the Internal Revenue Service or, if challenged, that such a challenge will not be successful. The remainder of this discussion assumes that the Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company.



CLASSIFICATION OF IBC CAPITAL



     With respect to the Preferred Securities, Varnum, Riddering, Schmidt & Howlett LLP, counsel to the Company and IBC Capital, has rendered its opinion generally to the effect that, under then current law and assuming full compliance with the terms of the Trust Agreement and Indenture, IBC Capital will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, each holder of Preferred Securities generally will be treated as owning an undivided beneficial interest in the Subordinated Debentures, and each holder will be required to include in its gross income any original issue discount ("OID") accrued with respect to its allocable share of the Subordinated Debentures whether or not cash is actually distributed to such holder.

POTENTIAL EXTENSION OF INTEREST PAYMENT PERIOD AND ORIGINAL ISSUE DISCOUNT



     Because the Company has the option, under the terms of the Subordinated Debentures, to defer payments of interest by extending interest payment periods for up to 20 consecutive quarters, all of the stated interest payments on the Subordinated Debentures will be treated as OID. Holders of debt instruments issued with OID must include that discount in income on an economic accrual basis before the receipt of cash attributable to the interest, regardless of their method of tax accounting. Generally, all of a holder's taxable interest income with respect to the Subordinated Debentures will be accounted for as OID. Actual payments and distributions of stated interest will not, however, be separately reported as taxable income. The amount of OID that accrues in any quarter will approximately equal the amount of the interest that accrues on the Subordinated Debentures in that quarter at the stated interest rate. In the event that the interest payment period is extended, holders will continue to accrue OID approximately equal to the amount of the interest payment due at the end of the extended interest payment period on an economic accrual basis over the length of the extended interest payment period.



     Because income on the Preferred Securities will constitute OID, corporate holders of Preferred Securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the Preferred Securities.



MARKET DISCOUNT AND ACQUISITION PREMIUM



     Holders of Preferred Securities other than a holder who purchased the Preferred Securities upon original issuance may be considered to have acquired their undivided interests in the Subordinated Debentures with "market discount" or "acquisition premium" as such phrases are defined for United States federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Preferred Securities.



RECEIPT OF SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF IBC CAPITAL



     Under certain circumstances, as described under "Description of the Preferred Securities -- Redemption or Exchange," the Subordinated Debentures may be distributed to holders of Preferred Securities upon a liquidation of IBC Capital. Under current United States federal income tax law, such a distribution would be treated as a nontaxable exchange to each such holder and would result in such holder having an aggregate tax basis in the Subordinated Debentures received in the liquidation equal to such holder's aggregate tax basis in the Preferred Securities immediately before the distribution. A holder's holding period in the Subordinated Debentures so received in liquidation of IBC Capital would include the period for which such holder held the Preferred Securities.



     If, however, a Tax Event occurs which results in IBC Capital being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the Preferred Securities. Under certain circumstances described herein, the Subordinated Debentures may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their Preferred Securities. Under current law, such a redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed Preferred Securities, and a holder would recognize gain or loss as if the holder sold such Preferred Securities for cash. See "Description of Preferred Securities -- Redemption or Exchange."



DISPOSITION OF PREFERRED SECURITIES



     A holder that sells Preferred Securities will recognize gain or loss equal to the difference between the amount realized on the sale of the Preferred Securities and the holder's adjusted tax basis in such Preferred Securities. A holder's adjusted tax basis in the Preferred Securities generally will be its initial purchase price increased by OID previously includible in such holder's gross income to the date of disposition and decreased by payments received on the Preferred Securities to the date of disposition. Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the Preferred Securities have been held for more than one year at the time of sale.

     The Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying Subordinated Debentures. A holder that disposes of its Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Subordinated Debentures through the date of disposition in income as ordinary income, and to add such amount to its adjusted tax basis in its pro rata share of the underlying Subordinated Debentures deemed disposed of. To the extent the selling price is less than the holder's adjusted tax basis (which basis will include, in the form of OID, all accrued but unpaid interest), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.



EFFECT OF PROPOSED CHANGES IN TAX LAWS



     The Clinton Administration has proposed statutory changes in the Federal income tax rules relating to financial instruments. Under one such proposal, debt with a maximum maturity of more than 20 years that is not shown as debt on the applicable balance sheet of the issuer would be characterized as equity of the issuer, with the result that interest would be nondeductible to the issuer. If this proposal were enacted and applied to the Preferred Securities, a Tax Event would occur.



     The Company has been advised by counsel that, under certain transition rules contained in the proposed legislation, the Preferred Securities would not be subject to such legislation. Moreover, the Chairman of the House Ways and Means Committee and the Senate Finance Committee, as well as the ranking minority members of the House Ways and Means Committee, have publicly indicated that the proposals, if enacted, would not apply prior to the date of "appropriate Congressional action." Thus, the Company believes such proposed legislation, if ultimately enacted, will not apply to the Preferred Securities. Nevertheless, no assurance can be given in this regard.



BACKUP WITHHOLDING AND INFORMATION REPORTING



     The amount of OID accrued on the Preferred Securities held of record by individual citizens or residents of the United States, or certain trusts, estates, and partnerships, will be reported to the Internal Revenue Service on Forms 1099, which forms should be mailed to such holders of Preferred Securities by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the Preferred Securities may be subject to a "backup" withholding tax (currently at 31%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability, provided the required information is provided to the Internal Revenue Service.



     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF PREFERRED SECURITIES. HOLDERS OF PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                              ERISA CONSIDERATIONS



     Generally, employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code ("Plans"), may purchase Preferred Securities, subject to the investing fiduciary's determination that the investment in Preferred Securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the Plan.



     In any case, the Company and/or any of its affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Code) with respect to certain plans (generally, Plans maintained or sponsored by, or contributed to by, any such persons). The acquisition and ownership of Preferred Securities by a Plan (or by an individual retirement arrangement or other Plans described in Section 4975(e)(1) of the Code) with respect to which the Company or any of its affiliates is considered a party in interest or a disqualified person, may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption.



     As a result, Plans with respect to which the Company or any of its affiliates is a party in interest or a disqualified person should not acquire Preferred Securities unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption. Any other Plans or other entities whose assets include Plan assets subject to ERISA or Section 4975 of the Code proposing to acquire Preferred Securities should consult with their own counsel.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Company and IBC Capital have agreed that IBC Capital will sell to Stifel, Nicolaus & Company, Incorporated ("Underwriter") and the Underwriter has agreed to purchase from IBC Capital 600,000 Preferred Securities. The Underwriter proposes initially to offer the Preferred Securities to the public at the initial offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $       per Preferred Security. The Underwriters may
allow, and such dealers may reallow, a discount not in excess of $       per
Preferred Security to certain other dealers. After the initial offering, the offering price and other selling terms may be changed by the Underwriter.



     IBC Capital has granted an option to the Underwriter, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 90,000 additional Preferred Securities to cover over-allotments, if any, at the same price per Preferred Security as the initial 600,000 Preferred Securities to be purchased by the Underwriter. The Underwriter may purchase such Preferred Securities only to cover over-allotments made in connection with the offering.



     In view of the fact that the proceeds from the sale of Preferred Securities will be used to purchase the Subordinated Debentures issued by the Company, the Underwriting Agreement provides that the Company will pay as Underwriter's
Compensation for the Underwriter's services an amount of $       per Preferred
Security.



     The Company and IBC Capital have agreed that, during the period beginning from the date of the Underwriting Agreement and continuing to and including the earlier of (i) the termination of trading restrictions on the Preferred
Securities, as determined by the Underwriter, or (ii)   days after the closing
date, they will not, directly or indirectly, offer, sell, agree to sell or otherwise dispose of any Preferred Securities, any other beneficial interests in the assets of IBC Capital, or any other securities of IBC Capital or the Company which are substantially similar to the Preferred Securities, including any guarantee of such beneficial interests or substantially similar securities, or any securities convertible into or exchangeable for or representing the right to receive securities, preferred securities or any such substantially similar securities of either IBC Capital or the Company, without the prior written consent of the Underwriter, except for the Preferred Securities offered in connection with the offering.



     The Underwriting Agreement provides that the Company and IBC Capital will indemnify the Underwriter against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or will contribute to payments the Underwriter may be required to make in respect thereof.


                             VALIDITY OF SECURITIES


     Certain matters of Delaware law relating to the validity of the Preferred Securities, the enforceability of the Trust Agreement and the formation of IBC Capital will be passed upon by Richards, Layton & Finger, special Delaware counsel to the Company and IBC Capital. Certain legal matters for the Company and IBC Capital, including the validity of the Guarantee and the Subordinated Debentures will be passed upon for the Company and IBC Capital by Varnum, Riddering, Schmidt & Howlett LLP, Grand Rapids, Michigan, counsel to the Company and IBC Capital. Certain legal matters will be passed upon for the Underwriter by Bryan Cave LLP, St. Louis, Missouri. Varnum Riddering, Schmidt & Howlett LLP and Bryan Cave LLP, will rely on the opinion of Richards, Layton & Finger as to matters of Delaware law. Certain matters relating to United States federal income tax considerations will be passed upon for the Company by Varnum, Riddering, Schmidt & Howlett LLP.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1995 and 1994, and for each of the years in the three year period ended December 31, 1995 included herein and incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by KPMG Peat Marwick LLP, independent accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and incorporated herein by reference. The consolidated financial statements of the Company are included and incorporated herein in reliance upon such report given upon the authority of such firm as an expert in auditing and accounting.

     The consolidated financial statements of North Bank Corporation as of December 31, 1995 and 1994, and for each of the years in the three year period ended December 31, 1995 included herein and incorporated by reference in this Prospectus and elsewhere in this Registration Statement have been audited by Crowe, Chizek and Company LLP, independent accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and incorporated herein by reference. The consolidated financial statements of North Bank Corporation are included and incorporated herein in reliance upon such report given upon the authority of such firm as an expert in auditing and accounting.

                             AVAILABLE INFORMATION


     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (which can be found at http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.



     No separate financial statements of IBC Capital have been included herein. The Company and IBC Capital do not consider that such financial statements would be material to holders of Preferred Securities because IBC Capital is a newly formed special purpose entity, has no operating history or independent operations and is not engaged in and does not propose to engage in any activity other than holding as trust assets the Subordinated Debentures of the Company and issuing the Trust Securities. See "Description of Preferred Securities," "Description of Subordinated Debentures" and "Description of Guarantee." In addition, the Company and IBC Capital do not expect that IBC Capital will be filing reports under the Exchange Act with the Commission.


     The Company has filed with the Commission a Registration Statement on Form S-2 (herein, together with all amendments and exhibits thereto and documents incorporated by reference, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. The statements contained in this Prospectus concerning the contents of any contract or other document referred to are not necessarily complete. Where such contract or other document is an exhibit to the Registration Statement, each statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's annual report on Form 10-K for the year ended December 31, 1995, its quarterly reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, and its current report on Form 8-K, dated June 6, 1996 (as amended August 9, 1996), and which have been filed by the Company with the Commission (File No. 0-7818), are incorporated herein by reference.

     Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Upon request, the Company will provide, without charge, copies of any documents incorporated by reference herein (other than certain exhibits) to any person to whom a Prospectus is delivered. Requests for such copies should be directed to William R. Kohls, Secretary, Independent Bank Corporation, 230 West Main Street, Ionia, Michigan 48846, telephone (616) 527-9450.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


INDEPENDENT BANK CORPORATION AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets as of December 31, 1995 and 1994.........................   F- 2
Consolidated Statements of Operations for each of the years ended December 31, 1995,
  1994 and 1993......................................................................   F- 3
Consolidated Statements of Cash Flows for each of the years ended December 31, 1995,
  1994 and 1993......................................................................   F- 4
Consolidated Statements of Shareholders' Equity for each of the years ended December
  31, 1995, 1994 and 1993............................................................   F- 5
Notes to Consolidated Financial Statements...........................................   F- 6
Independent Auditor's Report.........................................................   F-21
INDEPENDENT BANK CORPORATION UNAUDITED CONSOLIDATED INTERIM
  FINANCIAL STATEMENTS
Interim Consolidated Balance Sheet as of September 30, 1996 (unaudited)..............   F-22
Interim Consolidated Statements of Operations for the nine months ended September 30,
  1996
  and 1995 (unaudited)...............................................................   F-23
Interim Consolidated Statements of Cash Flows for the nine months ended September 30,
  1996
  and 1995 (unaudited)...............................................................   F-24
Interim Consolidated Statements of Shareholders' Equity for the nine months ended
  September 30, 1996 and 1995 (unaudited)............................................   F-25
Notes to Interim Consolidated Financial Statements (unaudited).......................   F-26
NORTH BANK CORPORATION CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants....................................................   F-27
Consolidated Balance Sheets as of December 31, 1995 and 1994.........................   F-28
Consolidated Statements of Income for the years ended December 31, 1995,
  1994 and 1993......................................................................   F-29
Consolidated Statements of Changes in Shareholders' Equity for the years ended
  December 31, 1995, 1994 and 1993...................................................   F-30
Consolidated Statements of Cash Flows for the years ended December 31, 1995,
  1994 and 1993......................................................................   F-31
Notes to Consolidated Financial Statements...........................................   F-32

                          INDEPENDENT BANK CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                                      YEAR ENDED
                                                                                     DECEMBER 31
                                                                             ----------------------------
                                                                                 1995            1994
                                                                             ------------    ------------
                                  ASSETS
Cash and Cash Equivalents
  Cash and due from banks.................................................   $ 17,208,000    $ 22,869,000
  Federal funds sold......................................................                        850,000
                                                                             ------------    ------------
           Total Cash and Cash Equivalents................................     17,208,000      23,719,000
                                                                             ------------    ------------
Securities available for sale.............................................     87,553,000      52,756,000
Securities held to maturity (fair value of $29,031,000 at December 31,
  1995; $77,450,000 at December 31, 1994).................................     27,906,000      77,721,000
Federal Home Loan Bank stock, at cost.....................................      7,710,000       3,433,000
Loans held for sale.......................................................     16,047,000       5,933,000
Loans
  Commercial and agricultural.............................................    108,879,000     103,984,000
  Real estate mortgage....................................................    225,900,000     166,794,000
  Installment.............................................................     83,265,000      65,947,000
                                                                             ------------    ------------
           Total Loans....................................................    418,044,000     336,725,000
  Allowance for loan losses...............................................     (5,243,000)     (5,054,000)
                                                                             ------------    ------------
           Net Loans......................................................    412,801,000     331,671,000
Property and equipment, net...............................................      9,931,000       9,493,000
Accrued income and other assets...........................................     10,991,000      11,485,000
                                                                             ------------    ------------
           Total Assets...................................................   $590,147,000    $516,211,000
                                                                             ============    ============
                   LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
  Non-interest bearing....................................................   $ 46,168,000    $ 48,641,000
  Savings and NOW.........................................................    215,336,000     227,137,000
  Time....................................................................    150,120,000     133,693,000
                                                                             ------------    ------------
           Total Deposits.................................................    411,624,000     409,471,000
  Federal funds purchased.................................................     13,400,000      13,900,000
  Other borrowings........................................................    110,894,000      47,741,000
  Accrued expenses and other liabilities..................................      7,204,000       4,788,000
                                                                             ------------    ------------
           Total Liabilities..............................................    543,122,000     475,900,000
Commitments and contingent liabilities
Shareholders' Equity
  Preferred stock, no par value -- 200,000 shares authorized; none outstanding
  Common stock, $1.00 par value -- 14,000,000 shares authorized; issued and outstanding:
      2,704,038 shares at December 31, 1995 and 2,589,163 shares at
       December 31, 1994..................................................      2,704,000       2,589,000
      Capital surplus.....................................................     19,924,000      16,932,000
      Retained earnings...................................................     23,683,000      22,910,000
      Net unrealized gain (loss) on securities available for sale, net of
       related tax effect.................................................        714,000      (2,120,000)
                                                                             ------------    ------------
           Total Shareholders' Equity.....................................     47,025,000      40,311,000
                                                                             ------------    ------------
               Total Liabilities and Shareholders' Equity.................   $590,147,000    $516,211,000
                                                                             ============    ============

                See notes to consolidated financial statements.

                          INDEPENDENT BANK CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1995          1994          1993
                                                          -----------   -----------   -----------
INTEREST INCOME
  Interest and fees on loans............................  $37,861,000   $29,107,000   $26,128,000
  Securities available for sale.........................    2,692,000     2,853,000     1,232,000
  Securities held to maturity
     Taxable............................................    3,227,000     3,684,000     4,744,000
     Tax-exempt.........................................    1,781,000     1,716,000     1,731,000
  Other investments.....................................      421,000       460,000       535,000
                                                          -----------   -----------   -----------
       Total Interest Income............................   45,982,000    37,820,000    34,370,000
                                                          -----------   -----------   -----------
INTEREST EXPENSE
  Deposits..............................................   12,470,000    11,092,000    12,027,000
  Other borrowings......................................    5,430,000     1,493,000       278,000
                                                          -----------   -----------   -----------
       Total Interest Expense...........................   17,900,000    12,585,000    12,305,000
                                                          -----------   -----------   -----------
       Net Interest Income..............................   28,082,000    25,235,000    22,065,000
Provision for loan losses...............................      636,000       473,000       657,000
                                                          -----------   -----------   -----------
       Net Interest Income After Provision for Loan
          Losses........................................   27,446,000    24,762,000    21,408,000
                                                          -----------   -----------   -----------
NON-INTEREST INCOME
  Service charges on deposit accounts...................    1,919,000     1,892,000     1,589,000
  Net gains (losses) on asset sales
     Real estate mortgage loans.........................      728,000       249,000       721,000
     Securities.........................................     (120,000)     (174,000)      637,000
  Other income..........................................    1,239,000     1,134,000       951,000
                                                          -----------   -----------   -----------
       Total Non-interest Income........................    3,766,000     3,101,000     3,898,000
                                                          -----------   -----------   -----------
NON-INTEREST EXPENSE
  Salaries and employee benefits........................   12,163,000    10,562,000     9,316,000
  Occupancy, net........................................    1,548,000     1,392,000     1,237,000
  Furniture and fixtures................................    1,345,000     1,248,000       968,000
  Other expenses........................................    6,646,000     6,301,000     6,014,000
                                                          -----------   -----------   -----------
       Total Non-interest Expense.......................   21,702,000    19,503,000    17,535,000
                                                          -----------   -----------   -----------
       Income Before Federal Income Tax.................    9,510,000     8,360,000     7,771,000
Federal income tax expense..............................    2,700,000     2,329,000     2,165,000
                                                          -----------   -----------   -----------
       Net Income.......................................  $ 6,810,000   $ 6,031,000   $ 5,606,000
                                                          ===========   ===========   ===========
Income per common share.................................        $2.38         $2.09         $1.95
Cash dividends declared per common share................        $0.89         $0.72         $0.50

                See notes to consolidated financial statements.

                          INDEPENDENT BANK CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------
                                                            1995           1994           1993
                                                        ------------   ------------   ------------
Net Income............................................  $  6,810,000   $  6,031,000   $  5,606,000
                                                        ------------   ------------   ------------
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM
  OPERATING ACTIVITIES
  Proceeds from sales of loans held for sale..........    51,976,000     38,103,000     50,142,000
  Disbursements for loans held for sale...............   (54,262,000)   (37,411,000)   (49,397,000)
  Provision for loan losses...........................       636,000        473,000        657,000
  Deferred federal income tax expense (credit)........    (1,208,000)       474,000        (13,000)
  Deferred loan fees..................................       109,000       (179,000)        (2,000)
  Depreciation, amortization of intangible assets and
     premiums and accretion of discounts on securities
     and loans........................................     2,247,000      2,494,000      1,875,000
  Net gains on sales of real estate mortgage loans....      (728,000)      (249,000)      (721,000)
  Net (gains) losses on sales of securities...........       120,000        174,000       (637,000)
  Decrease in accrued income and other assets.........       286,000      1,891,000        499,000
  Increase (decrease) in accrued expenses and
     other liabilities................................     2,587,000        373,000       (213,000)
                                                        ------------   ------------   ------------
  Total Adjustments...................................     1,763,000      6,143,000      2,190,000
                                                        ------------   ------------   ------------
       Net Cash from Operating Activities.............     8,573,000     12,174,000      7,796,000
                                                        ------------   ------------   ------------
CASH FLOW FROM INVESTING ACTIVITIES
  Proceeds from sales of securities available for
     sale.............................................    14,054,000     28,384,000     34,341,000
  Proceeds from maturities of securities held to
     maturity.........................................    13,920,000     25,094,000      9,589,000
  Principal payments received on securities available
     for sale.........................................     1,347,000        285,000
  Principal payments received on securities held to
     maturity.........................................     5,116,000      8,866,000     12,868,000
  Purchases of securities available for sale..........      (732,000)   (34,658,000)   (45,589,000)
  Purchases of securities held to maturity............   (19,423,000)   (28,299,000)   (30,389,000)
  Portfolio loans made to customers, net of principal
     payments received................................   (88,906,000)   (54,751,000)     8,134,000
  Acquisitions of banks, less cash received...........                                   3,533,000
  Acquisition of branch office, less cash received....    13,949,000
  Capital expenditures................................    (1,642,000)    (1,283,000)    (2,105,000)
                                                        ------------   ------------   ------------
       Net Cash from Investing Activities.............   (62,317,000)   (56,362,000)    (9,618,000)
                                                        ------------   ------------   ------------
CASH FLOW FROM FINANCING ACTIVITIES
  Net increase (decrease) in total deposits...........   (12,273,000)   (14,149,000)     4,634,000
  Net increase (decrease) in short-term borrowings....      (347,000)    16,252,000       (297,000)
  Proceeds from Federal Home Loan Bank advances.......   104,000,000     44,000,000      6,000,000
  Payments of Federal Home Loan Bank advances.........   (41,000,000)   (10,000,000)
  Proceeds from issuance of long-term borrowings......                                   3,000,000
  Retirement of debt..................................                   (2,750,000)      (250,000)
  Dividends paid......................................    (2,392,000)    (1,926,000)    (1,380,000)
  Proceeds from issuance of common stock..............       138,000         16,000
  Repurchase of common stock..........................      (893,000)      (924,000)
                                                        ------------   ------------   ------------
       Net Cash from Financing Activities.............    47,233,000     30,519,000     11,707,000
                                                        ------------   ------------   ------------
       Net Increase (Decrease) in Cash and Cash
          Equivalents.................................    (6,511,000)   (13,669,000)     9,885,000
Cash and Cash Equivalents at Beginning of Period......    23,719,000     37,388,000     27,503,000
                                                        ------------   ------------   ------------
       Cash and Cash Equivalents at End of Period.....  $ 17,208,000   $ 23,719,000   $ 37,388,000
                                                        ============   ============   ============
Cash paid during the period for
  Interest............................................  $ 17,604,000   $ 12,696,000   $ 12,572,000
  Income taxes........................................     3,110,000      2,366,000      2,466,000
Transfer of loans to other real estate................       555,000        254,000        556,000
Transfer of portfolio loans to held for sale..........     7,100,000
Transfer of securities held to maturity to available
  for sale............................................    52,601,000     19,283,000

                See notes to consolidated financial statements.

                          INDEPENDENT BANK CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                              NET REALIZED
                                                                             GAIN (LOSS) ON
                                                                               SECURITIES          TOTAL
                                   COMMON        CAPITAL       RETAINED        AVAILABLE       SHAREHOLDERS'
                                   STOCK         SURPLUS       EARNINGS         FOR SALE          EQUITY
                                 ----------    -----------    -----------    --------------    -------------
Balances at January 1, 1993...   $2,590,000    $17,084,000    $14,793,000     $          0      $ 34,467,000
Net income for 1993...........                                  5,606,000                          5,606,000
Cash dividends declared, $.50
  per share...................                                 (1,432,000)                        (1,432,000)
Issuance of 21,477 shares of
  common stock................       21,000        387,000                                           408,000
                                 ----------    -----------    -----------      -----------       -----------
Balances at December 31,
  1993........................    2,611,000     17,471,000     18,967,000                0        39,049,000
Impact of change in accounting
  for securities, net of
  $46,000 of related tax
  effect......................                                                      90,000            90,000
Net income for 1994...........                                  6,031,000                          6,031,000
Cash dividends declared, $.72
  per share...................                                 (2,088,000)                        (2,088,000)
Issuance of 18,356 shares of
  common stock................       18,000        345,000                                           363,000
Repurchase of 40,000 shares of
  common stock................      (40,000)      (884,000)                                         (924,000)
Net change in unrealized gain
  (loss) on securities
  available for sale, net of
  $1,138,000 of related tax
  effect......................                                                  (2,210,000)       (2,210,000)
                                 ----------    -----------    -----------      -----------       -----------
Balances at December 31,
  1994........................    2,589,000     16,932,000     22,910,000       (2,120,000)       40,311,000
Net income for 1995...........                                  6,810,000                          6,810,000
Cash dividends declared, $.89
  per share...................                                 (2,506,000)                        (2,506,000)
5% stock dividend.............      129,000      3,386,000     (3,531,000)                           (16,000)
Issuance of 22,430 shares of
  common stock................       22,000        463,000                                           485,000
Repurchase of 35,900 shares of
  common stock................      (36,000)      (857,000)                                         (893,000)
Transfer of securities held to
  maturity to available for
  sale, net of $443,000 of
  related tax effect..........                                                     859,000           859,000
Net change in unrealized gain
  (loss) on securities
  available for sale, net of
  $1,017,000 of related tax
  effect......................                                                   1,975,000         1,975,000
                                 ----------    -----------    -----------      -----------       -----------
Balances at December 31,
  1995........................   $2,704,000    $19,924,000    $23,683,000     $    714,000      $ 47,025,000
                                 ==========    ===========    ===========      ===========       ===========

                See notes to consolidated financial statements.

                          INDEPENDENT BANK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies and practices of Independent Bank Corporation and subsidiaries conform with generally accepted accounting principles and prevailing practices within the banking industry. The following summaries describe the significant accounting and reporting policies that are employed in the preparation of the consolidated financial statements.

     The Banks transact business in the single industry segment of commercial banking. The Banks' activities cover traditional phases of commercial banking, including checking and savings accounts, commercial and agricultural lending, direct and indirect consumer financing, mortgage lending and deposit box services. The principal markets are the rural and suburban communities across lower Michigan that are served by the Banks' branch networks. Subject to established underwriting criteria, the Banks may also participate in commercial lending transactions with certain non-affiliated banks and purchase real estate mortgage loans from third-party originators. The local economies of the communities served by the Banks are relatively stable and reasonably diversified.

     Management is required to make estimates and assumptions in the preparation of the financial statements which affect the amounts reported. Material estimates that are particularly susceptible to changes in the near-term relate to the determination of the allowance for loan losses. While Management uses relevant information to recognize losses on loans, future provisions for related losses may be necessary based on changes in economic conditions and customer circumstances.

     Principles of Consolidation -- The consolidated financial statements include the accounts of Independent Bank Corporation and its subsidiaries. The income, expenses, assets and liabilities of the subsidiaries are included in the respective accounts of the consolidated financial statements, after elimination of all material intercompany accounts and transactions.

     Statements of Cash Flows -- For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods. The Company reports net cash flows for customer loan and deposit transactions.

     Loans Held for Sale -- Loans designated as held for sale are carried at the lower of aggregate amortized cost or market value. Lower of cost or market value adjustments, as well as realized gains and losses, are recorded in current earnings. The Company will adopt Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," ("SFAS #122") on January 1, 1996. SFAS #122 will require the Banks to prospectively recognize rights to service mortgage loans as separate assets. This statement will also require the Banks to assess these mortgage servicing rights for impairment based on the fair value of those rights. The adoption of SFAS #122 on a prospective basis in the first quarter of 1996 is not expected to have a significant effect on the consolidated financial statements.

     Securities -- The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS #115") effective January 1, 1994. Under SFAS #115, the Company is required to classify its securities as trading, held to maturity or available for sale.

     Trading securities are bought and held principally for the purpose of selling them in the near-term and are reported at fair value with realized and unrealized gains and losses included in earnings. The Company does not have any trading securities. Securities classified as held to maturity represent those securities for which the Banks have the positive intent and ability to hold until maturity and are reported at cost, adjusted for amortization of premiums and accretion of discounts computed on the level yield method. Securities available for sale represent those securities not classified as trading or held to maturity and are reported at fair value with unrealized gains and losses, net of applicable income taxes reported as a separate component of shareholders' equity. Gains and losses realized on the sale of securities available for sale are determined using

                          INDEPENDENT BANK CORPORATION

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED the specific identification method and are recognized on a trade-date basis. Premiums and discounts are recognized in interest income computed on the level yield method.

     The Company adopted Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," ("SFAS #119") effective December 31, 1994. SFAS #119 requires disclosure about off-balance sheet financial instruments.

     Loan Revenue Recognition -- Interest on loans is accrued based on the principal amounts outstanding. The accrual of interest income is discontinued when a loan becomes 90 days past due and the borrower's capacity to repay the loan and collateral values appear insufficient. A non-accrual loan may be restored to accrual status when interest and principal payments are current and the loan appears otherwise collectible.

     Certain loan fees, net of direct loan origination costs, are deferred and recognized as an adjustment of yield over the life of the related loan. Fees received in connection with loan commitments are deferred until the loan is advanced and are then recognized over the life of the loan as an adjustment of yield. Fees on commitments that expire unused are recognized at expiration. Fees received for a letter of credit are recognized as fee revenue over its life.

     Allowance for Loan Losses -- Some loans may not be repaid in full. Therefore, an allowance for loan losses is maintained at a level which management has determined to be adequate to absorb inherent losses. Management's assessment of the allowance is based on prior years' loss experience, general economic conditions and trends, as well as the review of specific loans. Increases in the allowance are recorded by a provision for loan losses charged to expense and, although management periodically allocates portions of the allowance to specific loans and loan portfolios, the entire allowance is available for any charge-offs which occur. Collection efforts may continue and future recoveries may occur after a loan is charged-off.

     The Company has adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," ("SFAS #114"). SFAS #114, which has been subsequently amended by SFAS #118, requires the Company to measure its investment in certain impaired loans based on one of three methods: the loan's observable market price, the fair value of the collateral or the present value of expected future cash flows discounted at the loan's effective interest rate. The adoption of this Statement in 1995 did not have a significant effect on the allowance for loan losses.

     Property and Equipment -- Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using both straight-line and accelerated methods over the estimated useful lives of the related assets.

     Other Real Estate -- Other real estate represents properties acquired through foreclosure or by acceptance of a deed in lieu of foreclosure. Prior to 1995, loan collateral which had been in-substance foreclosed was included in other real estate. A portion of these properties has been sold on land contract or financed at below market terms. The carrying values of these properties are periodically evaluated and are adjusted to the lower of cost or fair value minus estimated costs to sell. Other real estate and repossessed assets totaling $760,000 and $1,381,000 at December 31, 1995 and 1994, respectively, are included in other assets.

     Intangible Assets -- Goodwill, which represents the excess of the purchase price over the fair value of net tangible assets acquired, is amortized on a straight-line basis over the period of expected benefit, generally 12 to 20 years. Goodwill totaled $1,099,000 and $1,188,000 as of December 31, 1995 and 1994, respectively. Other intangible assets are amortized using both straight-line and accelerated methods over 12 to 15 years. Other intangibles amounted to $1,407,000 and $1,096,000 as of December 31, 1995 and 1994,
respectively.

                          INDEPENDENT BANK CORPORATION

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
     Income Taxes -- Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS #109") with no material impact on the financial statements. SFAS #109 required that the Company employ the asset and liability method of accounting for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Under the asset and liability method, the effect of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset is subject to a valuation allowance for that portion of the asset for which it is more likely than not that it will not be realized.

     The Company and its subsidiaries file a consolidated federal income tax return. Intercompany tax liabilities are settled as if each subsidiary filed a separate return.

     Common Stock -- At December 31, 1995, 46,387 shares of common stock were reserved for issuance under the Incentive Share Grant Plan, 26,089 shares of common stock were reserved for issuance under the dividend reinvestment plan and 128,275 shares of common stock were reserved for issuance under stock option plans.

     Earnings Per Share -- Earnings per share is based on 2,861,898 average shares and equivalents outstanding in 1995, 2,890,368 in 1994 and 2,878,386 in 1993. Per share data has been adjusted to give retroactive effect to 5% stock dividends in 1996 and 1995.

     Retirement Plans -- The Company maintains an employee stock ownership plan as well as a 401(k) plan for substantially all full-time employees.

     Reclassification -- Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform with the 1995 presentation.

NOTE 2 -- ACQUISITIONS

     On March 7, 1994, KSB Financial, Inc., ("KSB") merged with the Company. As a result, The Kingston State Bank became a subsidiary of the Company. The Company issued 225,649 shares of common stock in exchange for all of the outstanding common stock of KSB. The merger was accounted for as a pooling of interests and, accordingly, the accompanying financial statements were restated to include the accounts and operations of KSB for all periods prior to the merger.

     Separate results of operations of the combining entities as of December 31, follows:

                                                                         1994           1993
                                                                      -----------    -----------
Net Interest Income After Provision For Loan Losses
  Independent Bank Corporation.....................................   $24,427,000    $19,606,000
  KSB Financial, Inc. .............................................       335,000      1,802,000
                                                                      -----------    -----------
     Total.........................................................   $24,762,000    $21,408,000
                                                                      ===========    ===========
Net Income
  Independent Bank Corporation.....................................   $ 6,021,000    $ 5,376,000
  KSB Financial, Inc. .............................................        10,000        230,000
                                                                      -----------    -----------
     Total.........................................................   $ 6,031,000    $ 5,606,000
                                                                      ===========    ===========

     In October 1993, the Company acquired American Home Bank ("American") and Pioneer Bank ("Pioneer"). Cash consideration totaled $2,518,000 and $4,589,000 respectively. The transactions were accounted for as purchases and, accordingly, the assets acquired and the liabilities assumed were recorded at

                          INDEPENDENT BANK CORPORATION

NOTE 2 -- ACQUISITIONS -- CONTINUED
fair value. The Company's results of operations include revenues and expenses relating to American and Pioneer since September 30, 1993.

     The pro-forma information presented in the following table is based on historical results of the Company, American and Pioneer. The information has been combined to present the results of operations as if the acquisitions had occurred at the beginning of the period presented. The following pro-forma results for the year ended December 31 are not necessarily indicative of the results which would have actually been attained if the acquisitions had been consummated in the past or what may be attained in the future.

                                                                                     1993
                                                                                  -----------
                                                                                  (UNAUDITED)
Total revenue..................................................................   $42,700,000
Net income.....................................................................     5,700,000
Earnings per share.............................................................          1.98

NOTE 3 -- PENDING ACQUISITION


     On February 2, 1996, the Company entered into a definitive agreement to merge with North Bank Corporation ("NBC"). As a result, North Bank will become a subsidiary of the Company. Cash consideration is anticipated to approximate $16,300,000. At December 31, 1995, NBC had total assets and loans of $153,600,000 and $91,200,000 (unaudited), respectively. The transaction is subject to approval by NBC shareholders and the Federal Reserve and will be accounted for as a purchase. Accordingly, the assets acquired and the liabilities assumed will be recorded at fair value. Goodwill is anticipated to approximate $6,000,000.


NOTE 4 -- RESTRICTIONS ON CASH AND DUE FROM BANKS

     The Banks' legal reserve requirements were satisfied by maintaining non-interest earning vault cash balances of $2,661,000 in 1995 and $2,547,000 in 1994. The Banks do not maintain compensating balances with correspondent banks.

NOTE 5 -- SECURITIES

     Securities available for sale consist of the following at December 31:

                                                                     UNREALIZED
                                                AMORTIZED     ------------------------       FAIR
                                                  COST          GAINS         LOSSES         VALUE
                                               -----------    ----------    ----------    -----------
1995
  U.S. Treasury.............................   $23,189,000    $  188,000    $  105,000    $23,272,000
  U.S. Government agencies..................     6,557,000        79,000        13,000      6,623,000
  Mortgage-backed securities................    37,238,000       661,000       177,000     37,722,000
  Obligations of states and political
     subdivisions...........................     8,682,000       608,000                    9,290,000
  Other securities..........................    10,805,000         2,000       161,000     10,646,000
                                               -----------    ----------    ----------    -----------
     Total..................................   $86,471,000    $1,538,000    $  456,000    $87,553,000
                                               ===========    ==========    ==========    ===========
1994
  U.S. Treasury.............................   $36,099,000                  $1,375,000    $34,724,000
  Mortgage-backed securities................    12,718,000                   1,034,000     11,684,000
  Other securities..........................     7,151,000                     803,000      6,348,000
                                               -----------    ----------    ----------    -----------
     Total..................................   $55,968,000    $        0    $3,212,000    $52,756,000
                                               ===========    ==========    ==========    ===========

                          INDEPENDENT BANK CORPORATION

NOTE 5 -- SECURITIES -- CONTINUED
     Securities held to maturity consist of the following at December 31:

                                                                     UNREALIZED
                                                AMORTIZED     ------------------------       FAIR
                                                  COST          GAINS         LOSSES         VALUE
                                               -----------    ----------    ----------    -----------
1995
  U.S. Government agencies..................   $ 2,559,000    $   70,000                  $ 2,629,000
  Mortgage-backed securities................     4,487,000        13,000    $   18,000      4,482,000
  Obligations of states and political
     subdivisions...........................    20,142,000     1,074,000        12,000     21,204,000
  Other securities..........................       718,000                       2,000        716,000
                                               -----------    ----------    ----------    -----------
     Total..................................   $27,906,000    $1,157,000    $   32,000    $29,031,000
                                               ===========    ==========    ==========    ===========
1994
  U.S. Treasury.............................   $ 5,738,000    $    5,000    $  223,000    $ 5,520,000
  U.S. Government agencies..................    11,004,000                     371,000     10,633,000
  Mortgage-backed securities................    26,545,000       136,000       376,000     26,305,000
  Obligations of states and political
     subdivisions...........................    27,240,000       835,000       163,000     27,912,000
  Other securities..........................     7,194,000                     114,000      7,080,000
                                               -----------    ----------    ----------    -----------
     Total..................................   $77,721,000    $  976,000    $1,247,000    $77,450,000
                                               ===========    ==========    ==========    ===========

     The amortized cost and approximate fair value of securities at December 31, 1995, by contractual maturity, follow. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 AVAILABLE FOR SALE             HELD TO MATURITY
                                             --------------------------    --------------------------
                                              AMORTIZED        FAIR         AMORTIZED        FAIR
                                                COST           VALUE          COST           VALUE
                                             -----------    -----------    -----------    -----------
Maturing within one year..................   $13,004,000    $12,939,000    $ 1,187,000    $ 1,189,000
Maturing after one year but within five
  years...................................    19,399,000     19,695,000      9,028,000      9,399,000
Maturing after five years but within ten
  years...................................     9,922,000     10,446,000     10,607,000     11,229,000
Maturing after ten years..................                                   2,591,000      2,726,000
                                             -----------    -----------    -----------    -----------
                                              42,325,000     43,080,000     23,413,000     24,543,000
Mortgage-backed securities................    37,238,000     37,722,000      4,487,000      4,482,000
Other securities..........................     6,908,000      6,751,000          6,000          6,000
                                             -----------    -----------    -----------    -----------
     Total................................   $86,471,000    $87,553,000    $27,906,000    $29,031,000
                                             ===========    ===========    ===========    ===========

     A summary of proceeds from the sale of securities available for sale and realized gains and losses follows:

                                                                             REALIZED    REALIZED
                                                               PROCEEDS       GAINS       LOSSES
                                                              -----------    --------    --------
1995.......................................................   $14,054,000    $  8,000    $128,000
1994.......................................................    28,384,000     228,000     402,000
1993.......................................................    34,341,000     658,000      21,000

     Securities with a book value of $20,816,000 and $10,948,000 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits and for other purposes as required by law.

     There were no investment obligations of state and political subdivisions that were payable from or secured by the same source of revenue or taxing authority that exceeded 10% of consolidated shareholders' equity at December 31, 1995 or 1994.

                          INDEPENDENT BANK CORPORATION

NOTE 5 -- SECURITIES -- CONTINUED
     During November 1995, the Financial Accounting Standards Board issued a "Guide to Implementation of Statement #115 on Accounting for Certain Investment in Debt and Equity Securities." This guide allowed for a one-time change in the classification of securities pursuant to SFAS #115 as of the date of the implementation guide, but no later than December 31, 1995. As a result, the Banks made a transfer of $52,601,000 to securities available for sale.

NOTE 6 -- LOANS

An analysis of the allowance for loan losses for the years ended December 31 follows:

                                                               1995          1994          1993
                                                            ----------    ----------    ----------
Balance at beginning of period...........................   $5,054,000    $5,053,000    $4,023,000
  Allowance on loans acquired............................                                  756,000
  Provision charged to operating expense.................      636,000       473,000       657,000
  Recoveries credited to allowance.......................      265,000       399,000       331,000
  Loans charged against allowance........................     (712,000)     (871,000)     (714,000)
                                                            ----------    ----------    ----------
Balance at end of period.................................   $5,243,000    $5,054,000    $5,053,000
                                                            ==========    ==========    ==========

     Loans are presented net of deferred income of $1,434,000 at December 31, 1995, and $1,325,000 at December 31, 1994.

     Loans on non-accrual status, 90 days or more past due and still accruing interest, or restructured amounted to $2,560,000, $2,834,000 and $3,213,000 at December 31, 1995, 1994 and 1993, respectively. If these loans had continued to accrue interest in accordance with their original terms, approximately $263,000, $259,000, and $261,000 of interest income would have been realized in 1995, 1994 and 1993, respectively. Interest income accrued on these loans was approximately $64,000, $102,000 and $143,000 in 1995, 1994 and 1993, respectively.

     Impaired loans totaled approximately $3,200,000 at December 31, 1995. In addition to certain non-performing loans, other than homogeneous residential mortgage and installment loans, impaired loans include commercial and agricultural loans totaling $1,800,000 that have been separately identified as impaired. The Banks' average investment in impaired loans approximated $2,300,000 in 1995. Cash receipts on impaired loans on non-accrual status are generally applied to the principal balance. Interest income recognized on impaired loans in 1995 was approximately $70,000. Certain impaired loans with a balance of approximately $700,000 had specific allocations of the allowance for loan losses calculated in accordance with SFAS #114 totaling approximately $250,000 at December 31, 1995. As a result of the implementation of SFAS #114, certain loans that had previously been identified as in-substance foreclosed and classified as other real estate have been transferred to loans at December 31, 1995.

     At December 31, 1995, 1994 and 1993, the Banks serviced loans totaling approximately $124,000,000, $103,500,000 and $78,000,000, respectively, for the benefit of third parties.

                          INDEPENDENT BANK CORPORATION

NOTE 7 -- PROPERTY AND EQUIPMENT

     A summary of property and equipment at December 31 follows:

                                                                         1995           1994
                                                                      -----------    -----------
Land...............................................................   $ 1,662,000    $ 1,409,000
Buildings..........................................................     9,554,000      8,956,000
Equipment..........................................................     7,988,000      7,177,000
                                                                      -----------    -----------
                                                                       19,204,000     17,542,000
Accumulated depreciation and amortization..........................    (9,273,000)    (8,049,000)
                                                                      -----------    -----------
     Property and equipment, net...................................   $ 9,931,000    $ 9,493,000
                                                                      ===========    ===========

NOTE 8 -- DEPOSITS

     A summary of interest expense on deposits for the years ended December 31 follows:

                                                            1995           1994           1993
                                                         -----------    -----------    -----------
Savings and NOW.......................................   $ 5,515,000    $ 4,819,000    $ 4,887,000
Time deposits under $100,000..........................     6,072,000      5,705,000      6,508,000
Time deposits of $100,000 or more.....................       883,000        568,000        632,000
                                                         -----------    -----------    -----------
     Total............................................   $12,470,000    $11,092,000    $12,027,000
                                                         ===========    ===========    ===========

     Aggregate time certificates of deposit and other time deposits in denominations of $100,000 or more amounted to $19,497,000, $11,231,000, and $14,124,000 at December 31, 1995, 1994 and 1993, respectively.

NOTE 9 -- OTHER BORROWINGS

     A summary of other borrowings at December 31 follows:

                                                                         1995           1994
                                                                     ------------    -----------
Advances from Federal Home Loan Bank..............................   $103,000,000    $40,000,000
U.S. Treasury demand notes........................................      1,223,000      1,985,000
Repurchase agreements.............................................      6,666,000      5,752,000
Other.............................................................          5,000          4,000
                                                                     ------------    -----------
     Total........................................................   $110,894,000    $47,741,000
                                                                     ============    ===========

     Advances from the Federal Home Loan Bank ("FHLB") at December 31, 1995 and 1994, are secured by the Banks' unencumbered qualifying mortgage loans as well as U.S. Treasury and government agency

                          INDEPENDENT BANK CORPORATION

NOTE 9 -- OTHER BORROWINGS -- CONTINUED
securities equal to at least 170% of outstanding advances. Maturities and weighted average interest rates are as follows:

                                                              1995                    1994
                                                      --------------------     -------------------
                                                         AMOUNT       RATE       AMOUNT       RATE
                                                      ------------    ----     -----------    ----
Fixed rate advances
  1995.............................................                            $ 3,000,000    6.90%
  1996.............................................   $ 27,000,000    5.61%
  1997.............................................     34,000,000    6.01
  1998.............................................     16,000,000    5.94
                                                      ------------    ----     -----------    ----
     Total fixed rate advances.....................     77,000,000    5.86       3,000,000    6.90
                                                      ------------    ----     -----------    ----
Variable rate advances
  1995.............................................                             37,000,000    6.15
  1996.............................................     15,000,000    5.76
  1997.............................................      4,000,000    5.86
  2000.............................................      7,000,000    6.66
                                                      ------------    ----     -----------    ----
     Total variable rate advances..................     26,000,000    6.02      37,000,000    6.15
                                                      ------------    ----     -----------    ----
     Total advances................................   $103,000,000    5.90%    $40,000,000    6.21%
                                                      ============    ====     ===========    ====

     Interest expense on advances amounted to $3,836,000, $761,000 and $55,000 for the years ending December 31, 1995, 1994 and 1993, respectively.

     As members of the FHLB system, the Banks must own FHLB stock equal to the greater of 1.0% of the unpaid principal balances of residential mortgage loans, 0.3% of its total assets, or 5.0% of its outstanding advances. At December 31, 1995, the Banks are in compliance with the FHLB stock ownership requirements.

     The Company also has a $3,000,000 revolving credit agreement secured by the capital stock of one of the Banks. At December 31, 1995, no amounts were outstanding on this revolving credit agreement.

NOTE 10 -- FEDERAL INCOME TAX

     The composition of federal income tax expense for the years ended December 31 follows:

                                                              1995           1994          1993
                                                           -----------    ----------    ----------
Current.................................................   $ 3,908,000    $1,855,000    $2,178,000
Deferred................................................    (1,208,000)      474,000       (13,000)
                                                           -----------    ----------    ----------
     Federal income tax expense.........................   $ 2,700,000    $2,329,000    $2,165,000
                                                           ===========    ==========    ==========

     A reconciliation of federal income tax expense to the amount computed by applying the statutory federal income tax rate of 34% to income before federal income tax for the years ended December 31 follows:

                                                               1995          1994          1993
                                                            ----------    ----------    ----------
Statutory rate applied to income before federal income
  tax....................................................   $3,233,000    $2,842,000    $2,642,000
Tax-exempt interest income...............................     (587,000)     (586,000)     (584,000)
Amortization of goodwill.................................       54,000        58,000        49,000
Other, net...............................................                     15,000        58,000
                                                            ----------    ----------    ----------
     Federal income tax expense..........................   $2,700,000    $2,329,000    $2,165,000
                                                            ==========    ==========    ==========

                          INDEPENDENT BANK CORPORATION

NOTE 10 -- FEDERAL INCOME TAX -- CONTINUED
     The deferred federal income tax benefit of $1,208,000 in 1995, expense of $474,000 in 1994, and benefit of $13,000 in 1993, resulted from the tax effects of temporary differences. There was no impact for changes in tax laws and rates or changes in the valuation allowance for deferred tax assets.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 follow:

                                                                           1995          1994
                                                                        ----------    ----------
Deferred tax assets
  Allowance for loan losses..........................................   $  961,000    $  821,000
  Deferred compensation..............................................      598,000       481,000
  Deferred loan fees.................................................      486,000       458,000
  Deferred credit life premiums......................................      145,000       136,000
  Mortgage servicing fees............................................      112,000       128,000
  Unrealized loss on securities available for sale...................                  1,092,000
  Other..............................................................      443,000       205,000
                                                                        ----------    ----------
     Gross deferred tax assets.......................................    2,745,000     3,321,000
                                                                        ----------    ----------
Deferred tax liabilities
  Unrealized gain on securities available for sale...................      368,000
  Purchase premiums..................................................      134,000       177,000
  Securities and loans marked-to-market for tax purposes.............                    622,000
  Other..............................................................                     27,000
                                                                        ----------    ----------
     Gross deferred tax liabilities..................................      502,000       826,000
                                                                        ----------    ----------
     Net deferred tax assets.........................................   $2,243,000    $2,495,000
                                                                        ==========    ==========

     The Company's aggregate income subject to federal income tax for the three years ended December 31, 1995, totaled approximately $25,600,000. Consequently, Management believes that at December 31, 1995, it is more likely than not that the benefit of the gross deferred tax assets of $2,745,000 will be realized and no valuation allowance is deemed necessary as of December 31, 1995.

NOTE 11 -- EMPLOYEE BENEFIT PLANS

     During 1992, the Company's shareholders approved the adoption of stock option plans for certain employees of the Company and the Banks and for non-employee directors of the Company. An aggregate of 137,800 shares of common stock has been authorized for issuance under the plans. Options granted under these plans are exercisable not earlier than one year after the date of grant, at a price equal to the fair market value of the common stock on the date of grant, and expire five years after the date of grant.

                          INDEPENDENT BANK CORPORATION

NOTE 11 -- EMPLOYEE BENEFIT PLANS -- CONTINUED
     The following table summarizes outstanding grants and stock option transactions:

                                                                            NUMBER      AVERAGE
                                                                              OF        EXERCISE
                                                                            SHARES       PRICE
                                                                            ------      --------
Outstanding at December 31, 1992.........................................   22,050       $13.95
  Granted................................................................   22,050        18.31
  Forfeited..............................................................   (1,103)       14.29
                                                                            ------       ------
Outstanding at December 31, 1993.........................................   42,997        16.18
  Granted................................................................   23,153        18.14
  Exercised..............................................................   (1,103)       14.29
                                                                            ------       ------
Outstanding at December 31, 1994.........................................   65,047        16.91
  Granted................................................................   26,460        22.57
  Exercised..............................................................   (8,435)       16.23
  Forfeited..............................................................   (1,103)       22.22
                                                                            ------       ------
Outstanding at December 31, 1995.........................................   81,969       $18.73
                                                                            ======       ======

     The Company has a 401(k) and an employee stock ownership plan covering substantially all full-time employees of the Company and the Banks. The Company matches employee contributions to the 401(k) up to a maximum of 3% of participating employees' eligible wages. Contributions to the employee stock ownership plan are determined annually and require approval of the Company's Board of Directors. For the years ended December 31, 1995, 1994 and 1993, $704,000, $365,000 and $452,000 respectively, was expensed for these retirement plans.

     Officers of the Company and the Banks participate in various performance-based compensation plans. The 1988 Incentive Share Grant Plan provides that the Board of Directors, at its sole discretion, may award restricted shares of common stock to the participants in the Management Incentive Compensation Plan in lieu of cash bonuses. The market value of such incentive shares at the date of grant must equal twice the amount of the cash incentive otherwise payable. Shares of common stock issued pursuant to the Incentive Share Grant Plan vest over four years. For the years ended December 31, 1995, 1994 and 1993, amounts expensed for all incentive plans totaled $876,000, $633,000, and $784,000, respectively.

     The Company also provides certain health care and life insurance programs to substantially all full-time employees. These insurance programs are available to retired employees at their expense.

     Effective January 1, 1996, the Company will adopt Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("SFAS #123"). SFAS #123 encourages companies to adopt a fair value method of accounting for stock compensation plans. Those companies not adopting a fair value method will be required to make pro-forma disclosures of net income and earnings per share as if they had adopted the fair value accounting method. Management anticipates the Company will elect the pro-forma disclosure method.

NOTE 12 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     In the normal course of business, the Banks enter into financial instruments with off-balance sheet risk to meet the financing needs of customers or to reduce exposure to fluctuations in interest rates. These financial instruments may include commitments to extend credit, standby letters of credit and interest rate swaps. There were no interest rate swaps in 1995, 1994 and 1993. Financial instruments involve varying degrees of credit and interest rate risk in excess of amounts reflected in the consolidated balance sheets. Exposure to

                          INDEPENDENT BANK CORPORATION

NOTE 12 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK -- CONTINUED credit risk in the event of non-performance by the counterparties to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of those instruments. Management does not, however, anticipate material losses as a result of these financial instruments.

     A summary of financial instruments with off-balance sheet risk at December 31 follows:

                                                                         1995           1994
                                                                      -----------    -----------
Financial instruments whose risk is represented by contract amounts
  Commitments to extend credit.....................................   $50,821,000    $34,266,000
  Standby letters of credit........................................     2,427,000      2,858,000

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the commitment amounts do not represent future cash requirements. Commitments are issued subject to similar underwriting standards, including collateral requirements, as are generally involved in the extension of credit facilities.

     Standby letters of credit are written conditional commitments issued by the Banks to guarantee the performance of a customer to a third party, primarily public and private borrowing arrangements. Standby letters of credit generally extend for periods of less than one year. The credit risk involved in such transactions is essentially the same as that involved in extending loan facilities and, accordingly, standby letters of credit are issued subject to similar underwriting standards, including collateral requirements, as are generally involved in the extension of credit facilities.

NOTE 13 -- RELATED PARTY TRANSACTIONS

     Certain directors and executive officers of the Company and the Banks, including companies in which they are officers or have significant ownership, were loan customers of the Banks during 1995 and 1994.

     A summary of loans to directors and executive officers whose borrowing relationship exceeds $60,000, and to entities in which they own a 10% or more voting interest for the years ended December 31 follows:

                                                                         1995           1994
                                                                      -----------    -----------
Balance at beginning of period.....................................   $ 5,322,000    $ 4,765,000
  New loans and advances...........................................     3,265,000      7,145,000
  Repayments.......................................................    (3,900,000)    (6,588,000)
                                                                      -----------    -----------
Balance at end of period...........................................   $ 4,687,000    $ 5,322,000
                                                                      ===========    ===========

                          INDEPENDENT BANK CORPORATION

NOTE 14 -- OTHER OPERATING EXPENSES

     Other operating expenses for the years ended December 31, follow:

                                                               1995          1994          1993
                                                            ----------    ----------    ----------
Loan and collection......................................   $1,030,000    $  626,000    $  724,000
Computer processing......................................      818,000       786,000       674,000
Communications...........................................      791,000       728,000       614,000
Supplies.................................................      561,000       498,000       423,000
State taxes..............................................      537,000       496,000       435,000
Deposit insurance........................................      499,000       966,000       858,000
Legal and professional...................................      307,000       406,000       394,000
Other....................................................    2,103,000     1,795,000     1,892,000
                                                            ----------    ----------    ----------
     Total...............................................   $6,646,000    $6,301,000    $6,014,000
                                                            ==========    ==========    ==========

NOTE 15 -- UNDISTRIBUTED INCOME AND DIVIDEND LIMITATIONS OF SUBSIDIARIES

     Capital guidelines adopted by Federal and State regulatory agencies and restrictions imposed by law limit the amount of cash dividends the Banks can pay to the Company. At December 31, 1995, using the most restrictive of these conditions for each Bank, the aggregate cash dividends that the Banks can pay the Company without prior approval is approximately $18,930,000. It is not the intent of Management to have dividends paid in amounts which would reduce the capital of the Banks to levels below those which are considered prudent by management and in accordance with guidelines of regulatory authorities.

NOTE 16 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" requires that the Company disclose estimated fair values for its financial instruments. Many of the Company's financial instruments lack an available trading market. Further, it is the Company's general practice and intent to hold the majority of its financial instruments to maturity. Significant estimates and assumptions were used to determine the fair value of financial instruments. These estimates are subjective in nature, involving uncertainties and matters of judgment, and therefore, fair values cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Estimated fair values have been determined using available data and an estimation methodology that is considered suitable for each category of financial instrument. For assets and liabilities with floating interest rates which reprice frequently and without significant credit risk, it is presumed that estimated fair values approximate the recorded book balances.

     Financial instrument assets actively traded in a secondary market, such as securities, have been valued using quoted market prices while recorded book balances have been used for cash and due from banks and federal funds sold.

     The fair value of loans is calculated by discounting estimated future cash flows using estimated market discount rates that reflect credit and interest rate risk inherent in the loan.

     Financial instruments with stated maturities, such as certificates of deposit, have been valued based on the discounted value of contractual cash flows using a discount rate approximating current market rates for liabilities with similar remaining maturities.

     Financial instrument liabilities with no stated maturities, such as demand deposits, savings, NOW and money market accounts, have a fair value equal to the amount payable on demand.

                          INDEPENDENT BANK CORPORATION

NOTE 16 -- FAIR VALUES OF FINANCIAL INSTRUMENTS -- CONTINUED
     The estimated fair values and recorded book balances at December 31 follow:

                                                               1995                     1994
                                                       ---------------------    ---------------------
                                                       ESTIMATED    RECORDED    ESTIMATED    RECORDED
                                                         FAIR         BOOK        FAIR         BOOK
                                                         VALUE      BALANCE       VALUE      BALANCE
                                                       ---------    --------    ---------    --------
                                                                       (IN THOUSANDS)
ASSETS
  Cash and due from banks...........................   $  17,200    $ 17,200    $  22,900    $ 22,900
  Federal funds sold................................                                  900         900
  Securities available for sale.....................      87,600      87,600       52,800      52,800
  Securities held to maturity.......................      29,000      27,900       77,500      77,700
  Net loans and loans held for sale.................     432,000     428,800      330,700     337,600
LIABILITIES
  Deposits with no stated maturities................   $ 261,500    $261,500    $ 275,800    $275,800
  Deposits with stated maturities...................     150,300     150,100      132,500     133,700
  Other borrowings..................................     124,400     124,300       61,600      61,600

     The fair values for commitments to extend credit and standby letters of credit are estimated to approximate their aggregate book balance.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the entire holdings of a particular financial instrument.

     Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business, the value of future earnings attributable to off-balance sheet activities and the value of assets and liabilities that are not considered financial instruments.

     Fair value estimates for deposit accounts do not include the value of the substantial core deposit intangible asset resulting from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

                          INDEPENDENT BANK CORPORATION

NOTE 17 -- INDEPENDENT BANK CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

     Presented below are condensed financial statements for the parent company.

                  CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                             DECEMBER 31,
                                                                      --------------------------
                                                                         1995           1994
                                                                      -----------    -----------
                              ASSETS
  Cash and due from banks..........................................   $ 2,761,000    $ 1,865,000
  Investment in subsidiaries.......................................    44,212,000     38,058,000
  Other assets.....................................................     1,713,000      1,667,000
                                                                      -----------    -----------
     Total Assets..................................................   $48,686,000    $41,590,000
                                                                      ===========    ===========
               LIABILITIES AND SHAREHOLDERS' EQUITY
  Other liabilities................................................   $ 1,661,000    $ 1,279,000
  Shareholders' equity.............................................    47,025,000     40,311,000
                                                                      -----------    -----------
     Total Liabilities and Shareholders' Equity....................   $48,686,000    $41,590,000
                                                                      ===========    ===========

                       CONDENSED STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED DECEMBER 31,
                                                            --------------------------------------
                                                               1995          1994          1993
                                                            ----------    ----------    ----------
OPERATING INCOME
  Dividends from subsidiaries............................   $4,500,000    $5,560,000    $5,426,000
  Management fees from subsidiaries and other income.....    4,248,000     4,028,000     3,362,000
                                                            ----------    ----------    ----------
     Total Operating Income..............................    8,748,000     9,588,000     8,788,000
                                                            ----------    ----------    ----------
OPERATING EXPENSES
  Interest expense.......................................                    120,000        34,000
  Administrative and other expenses......................    5,226,000     4,849,000     4,387,000
                                                            ----------    ----------    ----------
     Total Operating Expenses............................    5,226,000     4,969,000     4,421,000
                                                            ----------    ----------    ----------
     Income Before Federal Income Tax and Undistributed
       Net Income of Subsidiaries........................    3,522,000     4,619,000     4,367,000
Federal income tax credit................................      320,000       310,000       313,000
                                                            ----------    ----------    ----------
     Income Before Equity in Undistributed Net Income of
       Subsidiaries......................................    3,842,000     4,929,000     4,680,000
Equity in undistributed net income of subsidiaries.......    2,968,000     1,102,000       926,000
                                                            ----------    ----------    ----------
     Net Income..........................................   $6,810,000    $6,031,000    $5,606,000
                                                            ==========    ==========    ==========

                          INDEPENDENT BANK CORPORATION

NOTE 17 -- INDEPENDENT BANK CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION -- CONTINUED
                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1995          1994          1993
                                                          -----------   -----------   -----------
Net Income..............................................  $ 6,810,000   $ 6,031,000   $ 5,606,000
                                                          -----------   -----------   -----------
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM
  OPERATING ACTIVITIES
  Depreciation, amortization of intangible assets and
     premiums, and accretion of discounts on securities
     and loans..........................................      297,000       286,000       215,000
  (Increase) decrease in other assets...................     (604,000)      547,000      (332,000)
  Increase in other liabilities.........................      599,000       298,000       560,000
  Equity in undistributed net income of subsidiaries....   (2,968,000)   (1,102,000)     (926,000)
                                                          -----------   -----------   -----------
       Total Adjustments................................   (2,676,000)       29,000      (483,000)
                                                          -----------   -----------   -----------
       Net Cash from Operating Activities...............    4,134,000     6,060,000     5,123,000
                                                          -----------   -----------   -----------
CASH FLOW FROM INVESTING ACTIVITIES
  Purchase of securities available for sale.............                   (241,000)     (233,000)
  Capital expenditures..................................     (127,000)     (142,000)     (594,000)
  Investment in subsidiaries............................                               (7,214,000)
  Proceeds from sale of property and equipment..........       36,000                      13,000
                                                          -----------   -----------   -----------
       Net Cash from Investing Activities...............      (91,000)     (383,000)   (8,028,000)
                                                          -----------   -----------   -----------
CASH FLOW FROM FINANCING ACTIVITIES
  Proceeds from issuance of long-term borrowings........                                3,000,000
  Repayment of debt.....................................                 (2,750,000)     (250,000)
  Dividends paid........................................   (2,392,000)   (1,926,000)   (1,380,000)
  Proceeds from issuance of common stock................      138,000        16,000
  Repurchase of common stock............................     (893,000)     (924,000)
                                                          -----------   -----------   -----------
       Net Cash from Financing Activities...............   (3,147,000)   (5,584,000)    1,370,000
                                                          -----------   -----------   -----------
       Net Increase (Decrease) in Cash and Cash
          Equivalents...................................      896,000        93,000    (1,535,000)
Cash and Cash Equivalents at Beginning of Period........    1,865,000     1,772,000     3,307,000
                                                          -----------   -----------   -----------
       Cash and Cash Equivalents at End of Period.......  $ 2,761,000   $ 1,865,000   $ 1,772,000
                                                          ===========   ===========   ===========

                          INDEPENDENT BANK CORPORATION

                          INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS AND SHAREHOLDERS
INDEPENDENT BANK CORPORATION
IONIA, MICHIGAN

     We have audited the accompanying consolidated statements of financial condition of Independent Bank Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express our opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Independent Bank Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." As discussed in note 1, the Company changed its method of accounting for investments to adopt the provisions of Financial Accounting Standards Board's SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" at January 1, 1994. As discussed in note 1, the Company changed its method of accounting for impaired loans in 1995 to adopt the provisions of Financial Accounting Standards Board's SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures."

KPMG Peat Marwick LLP
Lansing, Michigan
February 1, 1996

                          INDEPENDENT BANK CORPORATION

                       INTERIM CONSOLIDATED BALANCE SHEET

                                                                                 SEPTEMBER 30,
                                                                                     1996
                                                                                 -------------
                                                                                  (UNAUDITED)
                                    ASSETS
Cash and due from banks.......................................................   $  26,601,000
Securities available for sale.................................................     122,487,000
Securities held to maturity (fair value of $27,698,000 at September 30,
  1996).......................................................................      26,874,000
Federal Home Loan Bank stock, at cost.........................................      10,198,000
Loans held for sale...........................................................      10,389,000
Loans
  Commercial and agricultural.................................................     141,747,000
  Real estate mortgage........................................................     310,079,000
  Installment.................................................................     113,592,000
                                                                                  ------------
            Total Loans.......................................................     565,418,000
  Allowance for loan losses...................................................      (6,720,000)
                                                                                  ------------
            Net Loans.........................................................     558,698,000
Property and equipment, net...................................................      16,624,000
Accrued income and other assets...............................................      21,281,000
                                                                                  ------------
            Total Assets......................................................   $ 793,152,000
                                                                                  ============
                     LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
  Non-interest bearing........................................................   $  68,685,000
  Savings and NOW.............................................................     263,841,000
  Time........................................................................     209,255,000
                                                                                  ------------
            Total Deposits....................................................     541,781,000
Federal funds purchased.......................................................      37,100,000
Other borrowings..............................................................     153,859,000
Accrued expenses and other liabilities........................................       9,679,000
                                                                                  ------------
            Total Liabilities.................................................     742,419,000
                                                                                  ------------
Shareholders' Equity
  Preferred stock, no par value -- 200,000 shares authorized; none outstanding
  Common stock, $1.00 par value -- 14,000,000 shares authorized; issued and
     outstanding: 2,861,399 shares at September 30, 1996......................       2,861,000
  Capital surplus.............................................................      24,256,000
  Retained earnings...........................................................      23,447,000
  Net unrealized gain on securities available for sale, net of related tax
     effect...................................................................         169,000
                                                                                  ------------
            Total Shareholders' Equity........................................      50,733,000
                                                                                  ------------
               Total Liabilities and Shareholders' Equity.....................   $ 793,152,000
                                                                                  ============

            See notes to interim consolidated financial statements.

                          INDEPENDENT BANK CORPORATION

                 INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             NINE MONTHS
                                                                                ENDED
                                                                            SEPTEMBER 30,
                                                                      --------------------------
                                                                         1996           1995
                                                                      -----------    -----------
                                                                             (UNAUDITED)
INTEREST INCOME
  Interest and fees on loans.......................................   $35,587,000    $27,370,000
  Securities
     Taxable.......................................................     4,873,000      4,572,000
     Tax-exempt....................................................     1,502,000      1,328,000
  Other investments................................................       636,000        264,000
                                                                      -----------    -----------
       Total Interest Income.......................................    42,598,000     33,534,000
                                                                      -----------    -----------
INTEREST EXPENSE
  Deposits.........................................................    11,598,000      9,193,000
  Other borrowings.................................................     5,950,000      3,688,000
                                                                      -----------    -----------
       Total Interest Expense......................................    17,548,000     12,881,000
                                                                      -----------    -----------
       Net Interest Income.........................................    25,050,000     20,653,000
Provision for loan losses..........................................       942,000        477,000
                                                                      -----------    -----------
       Net Interest Income After
          Provision for Loan Losses................................    24,108,000     20,176,000
                                                                      -----------    -----------
NON-INTEREST INCOME
  Service charges on deposit accounts..............................     1,641,000      1,439,000
  Net gains (losses) on asset sales
     Real estate mortgage loans....................................     1,251,000        405,000
     Securities....................................................      (130,000)      (110,000)
  Other income.....................................................     1,219,000        922,000
                                                                      -----------    -----------
       Total Non-interest Income...................................     3,981,000      2,656,000
                                                                      -----------    -----------
NON-INTEREST EXPENSE
  Salaries and employee benefits...................................    11,404,000      8,903,000
  Occupancy, net...................................................     1,458,000      1,135,000
  Furniture and fixtures...........................................     1,337,000        975,000
  Other expenses...................................................     5,605,000      4,884,000
                                                                      -----------    -----------
       Total Non-interest Expense..................................    19,804,000     15,897,000
                                                                      -----------    -----------
       Income Before Federal Income Tax............................     8,285,000      6,935,000
Federal income tax expense.........................................     2,466,000      1,948,000
                                                                      -----------    -----------
       Net Income..................................................   $ 5,819,000    $ 4,987,000
                                                                      ===========    ===========
Net income per common share........................................         $2.02          $1.74
                                                                      ===========    ===========
Cash dividends declared per common share...........................         $0.74          $0.66
                                                                      ===========    ===========

            See notes to interim consolidated financial statements.

                          INDEPENDENT BANK CORPORATION

                 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         NINE MONTHS ENDED
                                                                           SEPTEMBER 30,
                                                                    ----------------------------
                                                                        1996            1995
                                                                    ------------    ------------
                                                                            (UNAUDITED)
Net Income.......................................................   $  5,819,000    $  4,987,000
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM OPERATING
  ACTIVITIES
  Proceeds from sales of loans held for sale.....................     78,515,000      33,439,000
  Disbursements for loans held for sale..........................    (69,135,000)    (31,883,000)
  Provision for loan losses......................................        942,000         477,000
  Deferred loan fees.............................................        158,000          23,000
  Depreciation, amortization of intangible assets and premiums and accretion of discounts on investment securities and
     loans.......................................................      1,899,000       1,679,000
  Net losses on sales of securities..............................        130,000         110,000
  Net gains on sales of real estate mortgage loans...............     (1,251,000)       (405,000)
  Increase in accrued income and other assets....................     (7,784,000)       (751,000)
  Increase in accrued expenses and other liabilities.............      1,114,000       1,993,000
                                                                    ------------    ------------
     Total Adjustments...........................................      4,588,000       4,682,000
                                                                    ------------    ------------
       Net Cash from Operating Activities........................     10,407,000       9,669,000
                                                                    ------------    ------------
CASH FLOW FROM INVESTING ACTIVITIES
  Proceeds from sales of securities available for sale...........     15,907,000      13,152,000
  Proceeds from maturities of securities held to maturity........      8,898,000      10,925,000
  Principal payments received on securities available for sale...      6,785,000         863,000
  Principal payments received on securities held to maturity.....        601,000       3,867,000
  Purchases of securities available for sale.....................    (30,839,000)
  Purchases of securities held to maturity.......................       (295,000)    (15,715,000)
  Portfolio loans made to customers net of principal payments
     received....................................................    (63,355,000)    (75,788,000)
  Acquisition of branch office, less cash received...............                     13,949,000
  Acquisition of bank, less cash received........................      9,478,000
  Capital expenditures...........................................     (2,607,000)     (1,133,000)
                                                                    ------------    ------------
       Net Cash from Investing Activities........................    (55,427,000)    (49,880,000)
                                                                    ------------    ------------
CASH FLOW FROM FINANCING ACTIVITIES
  Net decrease in total deposits.................................     (1,378,000)    (15,371,000)
  Net increase in short-term borrowings..........................     20,165,000       6,663,000
  Proceeds from Federal Home Loan Bank advances..................     45,000,000      76,000,000
  Payments of Federal Home Loan Bank advances....................    (17,000,000)    (30,000,000)
  Proceeds from issuance of long-term borrowings.................     10,000,000
  Retirement of debt.............................................       (500,000)
  Dividends paid.................................................     (1,933,000)     (1,758,000)
  Proceeds from issuance of common stock.........................         59,000          81,000
  Repurchase of common stock.....................................                       (755,000)
                                                                    ------------    ------------
       Net Cash from Financing Activities........................     54,413,000      34,860,000
                                                                    ------------    ------------
       Net Increase (Decrease) in Cash and Cash Equivalents......      9,393,000      (5,351,000)
Cash and Cash Equivalents at Beginning of Period.................     17,208,000      23,719,000
                                                                    ------------    ------------
       Cash and Cash Equivalents at End of Period................   $ 26,601,000    $ 18,368,000
                                                                    ============    ============
Cash paid during the period for:
  Interest.......................................................   $ 16,935,000    $ 12,530,000
  Income taxes...................................................      2,990,000       2,150,000
Transfer of loans to other real estate...........................        808,000         367,000

            See notes to interim consolidated financial statements.

                          INDEPENDENT BANK CORPORATION

            INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                          NINE MONTHS ENDED
                                                                            SEPTEMBER 30,
                                                                      --------------------------
                                                                         1996           1995
                                                                      -----------    -----------
                                                                             (UNAUDITED)
Balance at beginning of period.....................................   $47,025,000    $40,311,000
  Net income.......................................................     5,819,000      4,987,000
  Cash dividends declared..........................................    (2,125,000)    (1,861,000)
  Issuance of common stock.........................................       559,000        430,000
  Repurchase of common stock.......................................                     (755,000)
  Net change in unrealized gain on securities available for sale,
     net of related tax effect.....................................      (545,000)     1,794,000
                                                                      -----------    -----------
Balance at end of period...........................................   $50,733,000    $44,906,000
                                                                      ===========    ===========

            See notes to interim consolidated financial statements.

                          INDEPENDENT BANK CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     1. In the opinion of management of the Company, the accompanying unaudited consolidated financial statements contain all the adjustments (consisting only of normal recurring accruals) necessary to present fairly the consolidated financial condition of the Company as of September 30, 1996 and the results of operations for the nine-month periods ended September 30, 1996 and 1995.

     2. Management's assessment of the allowance for loan losses is based on an evaluation of the loan portfolio, recent loss experience, current economic conditions and other pertinent factors. Loans on non-accrual status, past due more than 90 days, or restructured amounted to $3,451,000 at September 30, 1996. (See Management's Discussion and Analysis of Financial Condition and Results of Operations).

     3. The provision for income taxes represents federal income tax expense calculated using annualized rates on taxable income generated during the respective periods.

     4. The unaudited pro forma combined results for the Company and NBC set forth below are presented as if the NBC Acquisition had occurred at the beginning of the periods presented.

                                                                   NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                               --------------------------
                                                                  1996           1995
                                                               -----------    -----------
        Revenues, net.......................................   $51,700,000    $45,800,000
        Net income..........................................     5,600,000      4,600,000
        Net income per common share.........................         $1.93          $1.60

     5. The results of operations for the nine-month period ended September 30, 1996, are not necessarily indicative of the results to be expected for the full year.

     6. The Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," effective January 1, 1996. (See Management's Discussion and Analysis of Financial Condition and Results of Operations).

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
NORTH BANK CORPORATION
HALE, MICHIGAN

     We have audited the accompanying consolidated balance sheets of North Bank Corporation as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Bank Corporation as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, the Corporation changed its methods of accounting for impaired loans in 1995 and investment securities and income taxes in 1993 to conform to new accounting standards. The change in accounting for income taxes was made retroactively to January 1, 1991.

                                          Crowe, Chizek and Company LLP

Grand Rapids, Michigan
March 8, 1996

                             NORTH BANK CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994
                             (DOLLARS IN THOUSANDS)

                                                                             1995        1994
                                                                           --------    --------
                                 ASSETS
Cash and due from banks (Note 3)........................................   $  6,421    $  8,121
Federal funds sold......................................................        200
                                                                           --------    --------
     Total cash and cash equivalents....................................      6,621       8,121
Securities available for sale (Note 4)..................................     48,665      26,503
Securities held to maturity (estimated fair value of $28,755) (Note
  4)....................................................................                 30,584
                                                                           --------    --------
     Total securities...................................................     48,665      57,087
Total loans (Note 5)....................................................     90,331      81,833
Less allowance for loan losses (Note 6).................................       (988)       (949)
                                                                           --------    --------
     Net Loans..........................................................     89,343      80,884
Premises and equipment -- net (Note 7)..................................      5,580       6,047
Accrued interest receivable.............................................      1,102       1,010
Other real estate.......................................................        118         628
Other assets............................................................      1,287       2,496
                                                                           --------    --------
     Total assets.......................................................   $152,716    $156,273
                                                                           ========    ========
                  LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Deposits:
     Noninterest-bearing demand.........................................   $ 17,872    $ 17,189
     Interest-bearing transaction accounts..............................     19,858      19,292
     Savings............................................................     38,444      40,157
     Time (Note 8)......................................................     55,591      47,127
                                                                           --------    --------
          Total deposits................................................    131,765     123,765
  Long-term borrowings (Note 10)........................................      9,000      19,728
  Federal funds purchased...............................................                  1,100
  Accrued interest payable..............................................        516         496
  Other liabilities (Note 11)...........................................        789       1,661
                                                                           --------    --------
     Total liabilities..................................................    142,070     146,750
Shareholders' Equity
  Common stock, no par value, 1,500,000 shares authorized; 482,040 and
     481,478 issued and outstanding in 1995 and 1994, respectively......      1,207       1,204
  Surplus...............................................................      5,635       5,629
  Retained earnings.....................................................      3,841       4,159
  Net unrealized appreciation (depreciation) on available for sale
     securities, net of tax of $19 in 1995 and $585 in 1994 (Note 4)....        (37)     (1,136)
  Minimum pension liability adjustment, net of tax of $171 in 1994 (Note
     11)................................................................                   (333)
                                                                           --------    --------
     Total shareholders' equity.........................................     10,646       9,523
                                                                           --------    --------
          Total liabilities and shareholders' equity....................   $152,716    $156,273
                                                                           ========    ========

          See accompanying notes to consolidated financial statements.

                             NORTH BANK CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       1995       1994      1993
                                                                      -------    ------    ------
INTEREST INCOME
  Loans, including fees............................................   $ 7,765    $6,539    $6,406
  Securities
     Taxable.......................................................     3,002     2,372     2,715
     Tax-exempt....................................................       342       584       814
  Federal funds sold...............................................       124        70        62
                                                                      -------    ------    ------
          Total interest income....................................    11,233     9,565     9,997
INTEREST EXPENSE
  Deposits.........................................................     4,401     3,127     3,917
  Borrowings.......................................................       983       803       226
                                                                      -------    ------    ------
          Total interest expense...................................     5,384     3,930     4,143
                                                                      -------    ------    ------
          Net interest income......................................     5,849     5,635     5,854
Provision for loan losses (Note 6).................................      (307)     (180)     (150)
                                                                      -------    ------    ------
Net interest income after provision for loan losses................     5,542     5,455     5,704
Other operating income
  Service charges on deposit accounts..............................       404       422       394
  Net gain (loss) on sales of securities...........................      (111)     (374)    1,201
  Gain on sales of loans...........................................       424       116       441
  Gain on sale of mortgage servicing rights........................       124
  Other operating income...........................................       361       353       420
                                                                      -------    ------    ------
          Total other operating income.............................     1,202       517     2,456
Other operating expenses
  Salaries and employee benefits (Note 11).........................     2,738     2,745     3,076
  Pension settlement (Note 11).....................................       774
  Net occupancy....................................................       468       407       373
  Equipment........................................................       740       651       581
  Legal fees.......................................................       132       109       131
  FDIC premium.....................................................       144       274       304
  Other operating expense..........................................     1,898     1,535     2,004
                                                                      -------    ------    ------
          Total other operating expense............................     6,894     5,721     6,469
                                                                      -------    ------    ------
Income (loss) before federal income taxes..........................      (150)      251     1,691
Federal income tax expense (benefit) (Note 9)......................      (121)      (82)      260
                                                                      -------    ------    ------
          Net income (loss)........................................     $ (29)     $333    $1,431
                                                                      =======    ======    ======
Net income (loss) per common share (Note 2)........................     $(.06)    $ .70    $ 2.97
                                                                      =======    ======    ======

          See accompanying notes to consolidated financial statements.

                             NORTH BANK CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                      NET UNREALIZED
                                                                       APPRECIATION
                                                                      (DEPRECIATION)    MINIMUM
                                                                      ON SECURITIES     PENSION
                                      COMMON               RETAINED   AVAILABLE FOR    LIABILITY
                                      STOCK     SURPLUS    EARNINGS        SALE        ADJUSTMENT    TOTAL
                                      ------    -------    --------   --------------   ----------   -------
BALANCE -- JANUARY 1, 1993..........  $1,223    $ 5,757     $2,949                                  $ 9,929
Net income, 1993....................                         1,431                                    1,431
Cash dividends ($.55 per share).....                          (266)                                    (266)
Retirement of shares................    (19 )      (128)                                               (147)
Net unrealized appreciation on
  securities available for sale.....                                     $     53                        53
                                      ------     ------     ------        -------                   -------
BALANCE -- DECEMBER 31, 1993........  1,204       5,629      4,114             53                    11,000
Net income, 1994....................                           333                                      333
Cash dividends ($.60 per share).....                          (288)                                    (288)
Net change in unrealized
  appreciation (depreciation) on
  securities available for sale.....                                       (1,189)                   (1,189)
Minimum pension liability adjustment
  (Note 11).........................                                                     $ (333)       (333)
                                      ------     ------     ------        -------         -----     -------
BALANCE -- DECEMBER 31, 1994........  1,204       5,629      4,159         (1,136)         (333)      9,523
Net loss, 1995......................                           (29)                                     (29)
Cash dividends ($.60 per share).....                          (289)                                    (289)
Exercise of options (Note 11).......      3           6                                                   9
Net change in unrealized
  appreciation (depreciation) on
  securities available for sale.....                                        1,099                     1,099
Minimum pension liability adjustment
  (Note 11).........................                                                        333         333
                                      ------     ------     ------        -------         -----     -------
BALANCE -- DECEMBER 31, 1995........  $1,207    $ 5,635     $3,841       $    (37)       $    0     $10,646
                                      ======     ======     ======        =======         =====     =======

          See accompanying notes to consolidated financial statements.

                             NORTH BANK CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                             (DOLLARS IN THOUSANDS)

                                                                            1995        1994        1993
                                                                          --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)....................................................   $    (29)   $    333    $  1,431
  Adjustments to reconcile net income (loss) to net cash from operating activities:
    Depreciation.......................................................        534         613         546
    Net amortization...................................................         86          87          76
    Provision for loan losses..........................................        307         180         150
    (Gain) loss on sales of other real estate..........................        (76)          5
    Gain on sales of loans.............................................       (424)       (116)       (441)
    Origination of loans for sale......................................    (24,592)     (6,120)    (18,765)
    Proceeds from sales of loans originated for sale...................     23,926       6,297      19,623
    Gain on sale of mortgage servicing rights..........................       (124)
    Net (gain) loss on sales of securities.............................        111         374      (1,201)
    Change in assets and liabilities
      Securities available for sale....................................                             (2,169)
      Deferred taxes...................................................       (178)       (109)         28
      Accrued interest receivable......................................        (92)        (92)        354
      Accrued interest payable.........................................         20          59         (13)
      Other assets.....................................................        639        (728)        292
      Other liabilities................................................       (539)        224        (327)
                                                                          --------    --------    --------
         Net cash from operating activities............................       (431)      1,007        (416)
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales of securities available for sale.................     62,290      20,612
  Proceeds from maturities, calls, and paydowns of securities available
    for sale...........................................................      3,572
  Purchase of securities available for sale............................    (55,974)     (8,550)
  Proceeds from sales of securities held to maturity...................                              9,251
  Proceeds from maturities of securities held to maturity..............          2       3,594         600
  Purchase of securities held to maturity..............................                 (6,558)    (17,980)
  Loan originations net of principal payments on loans.................     (7,905)    (16,595)      7,177
  Proceeds from sales of other real estate.............................        815         233
  Proceeds from sale of mortgage servicing rights......................        306
  Premises and equipment expenditures..................................        (67)       (137)     (1,126)
                                                                          --------    --------    --------
    Net cash from investing activities.................................      3,039      (7,401)     (2,078)
CASH FLOWS FROM FINANCING ACTIVITIES
  Acquisition of deposits..............................................      6,767
  Net change in deposits...............................................      1,233        (360)    (16,076)
  Dividends............................................................       (289)       (288)       (266)
  Proceeds from FHLB advances..........................................      3,000       4,728      15,000
  Repayment of FHLB advances...........................................    (13,728)
  Change in Federal funds purchased....................................     (1,100)      1,100
  Exercise of stock options............................................          9
  Stock retired........................................................                               (147)
                                                                          --------    --------    --------
         Net cash from financing activities............................     (4,108)      5,180      (1,489)
Net change in cash and cash equivalents................................     (1,500)     (1,214)     (3,983)
Cash and cash equivalents at beginning of year.........................      8,121       9,335      13,318
                                                                          --------    --------    --------
Cash and cash equivalents at end of year...............................   $  6,621    $  8,121    $  9,335
                                                                          ========    ========    ========
Supplemental disclosures of cash flow information
  Cash paid during the year for
    Interest...........................................................   $  5,364    $  3,871    $  4,156
    Income taxes.......................................................         35                     645
Supplemental disclosures on noncash investing activities
  Transfer from loans to other real estate.............................        289          25         542
  Transfer of securities to available for sale upon adoption of SFAS
    115................................................................                             40,753
  Transfer of securities from held to maturity to available for sale
    (Note 4)...........................................................     29,499

          See accompanying notes to consolidated financial statements.

                             NORTH BANK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1994

NOTE 1 -- NATURE OF OPERATIONS

     The consolidated financial statements include the accounts of North Bank Corporation and its wholly-owned subsidiary, North Bank (the Bank), and the Bank's wholly-owned subsidiary, First Central Mortgage Corporation, after elimination of significant inter-company transactions and accounts.

     On October 3, 1994, North Bank acquired First Central Mortgage Corporation, a residential mortgage originating company headquartered in Saginaw, Michigan. The acquisition was recorded under the purchase method. Intangible assets acquired are being amortized over their estimated economic lives.

     In October 1995, North Bank acquired a branch of First of America in Hubbard Lake, Michigan. Deposits acquired were approximately $6.8 million. Intangible assets associated with this acquisition are being amortized over their estimated economic lives.

     The Bank grants commercial, installment and residential loans to customers primarily in Northeastern Michigan. Although the loan portfolio is diversified, a substantial portion of its debtors' ability to honor their contracts is dependent upon the tourism industry. Primarily all installment and residential loans are secured by personal property and real estate. Approximately 96% of the commercial loans are secured by business assets and the remaining 4% are largely unsecured.

     The Bank's revenues primarily arise from interest income from residential mortgage lending activities, investments and revenue derived from mortgage banking through origination of, and sales of mortgage loans to the secondary market with servicing retained, and related servicing income. The Bank maintains eleven branches within Iosco, Ogemaw, Alpena, Presque Isle, Alcona and Montmorency counties of Michigan.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following summarize the significant accounting and reporting policies used in the preparation of the consolidated financial statements:

     Use of Estimates in Preparing Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The primary estimates incorporated into the Corporation's financial statements which are susceptible to change in the near term include the allowance for loan losses, the determination and carrying value of impaired loans, the determination and carrying value of intangibles, the determination and carrying value of certain financial instruments and the realization of deferred tax assets.

     Securities: At December 31, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115). As required by SFAS No. 115, securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of shareholders' equity, until realized. Securities available for sale consist of those securities not classified as held to maturity. Such securities might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities for which management has the positive intent and the Corporation has the ability to hold to maturity are reported at amortized cost.

     Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity. Gains and losses on the sale of securities available for sale are determined using the specific identification method.

                             NORTH BANK CORPORATION

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED

     Loans and Interest and Fees on Loans: Loans are stated at their principal amount outstanding. Interest on loans is accrued over the term of the loan based upon the amount of the principal outstanding. The accrual of interest is discontinued on a loan when management believes serious doubt exists as to the collectibility of the loan principal or interest. Loan fees and certain direct loan origination costs are deferred and amortized into interest income over the term of the loans using the level yield method.

     Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is recorded. Increases to the allowance are recorded by a provision for possible loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged off by management as a loss when deemed uncollectible, although collection efforts continue and further recoveries may occur.

     Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS No. 114), as amended by SFAS No. 118, was adopted by the Corporation on January 1, 1995. Under this Standard, loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require an increase, such an increase is reported as bad debt expense. The adoption of this Standard was immaterial to the 1995 consolidated financial statements.

     The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in the carrying value of the loan. Increases or decreases due to changes in estimates of future payments and due to the passage of time are reported within the provision for loan losses.

     The Corporation has defined "impaired loans" as those loans for which it is probable that all principal and interest due will not be repaid in accordance with the original loan agreement. The Corporation has set minimum balance and condition requirements before a loan may be considered to be impaired.

     Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by adjustments to income.

     Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided primarily on the straight-line basis over the estimated useful lives of the assets. Maintenance and repairs are expensed and major improvements are capitalized. At the time of sales or disposition of an asset, the applicable cost and accumulated depreciation amounts are removed from the books.

     Other Real Estate: Other real estate includes properties acquired through, or in lieu of, loan foreclosure and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on other real estate.

                             NORTH BANK CORPORATION

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
     Intangible Assets and Goodwill: The value of core deposits acquired in a 1995 branch acquisition are amortized on an accelerated method over their expected lives. The excess of purchase price over the fair value of assets and liabilities acquired (goodwill) is amortized on a straight-line basis over 12 years.

     Income Taxes: In 1995, the Corporation retroactively adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No.
109), by restating 1991 and subsequent years. The Corporation records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     Net Income (Loss) Per Common Share: Net income (loss) per common share is based on the weighted average common shares outstanding during the years presented, retroactively adjusted for a two-for-one stock split effected December 31, 1993. The stock split was recorded at par value. Beginning in 1994, Employee Stock Ownership Plan shares are considered outstanding for net income(loss) per share calculations as they are committed to be released; unallocated shares are not considered outstanding. The weighted average number of common shares used in the per share computations were 481,759 in 1995, 472,876 in 1994 and 482,532 in 1993.

     Statement of Cash Flows: For purposes of this statement, cash and cash equivalents include cash on hand, demand deposits in other institutions, federal funds sold and short-term investments. The Corporation reports net cash flows for customer loan and deposit transactions.

     Impact of New Accounting Standards: The following new accounting standards have been issued by the Financial Accounting Standards Board that will apply in 1996. Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets, requires a review of long-term assets for impairment of recorded value and resulting write-downs if value is impaired. Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights, requires recognition of an asset when servicing rights are retained on in-house originated loans that are sold. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, requires proforma disclosure of the effect on net income of valuing future option grants at their estimated fair value. These Statements are not expected to have a material effect on the Corporation's financial position or results of operations.

     Reclassification: Certain reclassifications have been made to prior period consolidated financial statements to place them on a basis comparable with the current year's consolidated financial statements.

NOTE 3 -- CASH AND DUE FROM BANKS

     Included in cash and due from banks are amounts required to be deposited with the Federal Reserve Bank. These reserve balances vary, depending on the level of customer deposits in the Corporation's subsidiary bank. At December 31, 1995 and 1994, the Federal Reserve balances were $717,000 and $694,000, respectively.

                             NORTH BANK CORPORATION

NOTE 4 -- SECURITIES

     The amortized cost and fair value of securities are as follows at December 31, in thousands:

                                                                        GROSS         GROSS
                                                         AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                           COST         GAINS         LOSSES       VALUE
                                                         ---------    ----------    ----------    -------
AVAILABLE FOR SALE
1995
  U.S. Government agencies............................    $20,660        $120        $     (9)    $20,771
  Obligations of states and political subdivisions....      2,282           6             (16)      2,272
  Mortgage-backed securities..........................     24,786          54            (210)     24,630
  Equity securities...................................        992                                     992
                                                          -------        ----         -------     -------
                                                          $48,720        $180        $   (235)    $48,665
                                                          =======        ====         =======     =======
1994
  U.S. Government agencies............................    $   462                    $     (3)    $   459
  Mortgage-backed securities..........................     26,769                      (1,718)     25,051
  Equity securities...................................        993                                     993
                                                          -------                     -------     -------
                                                          $28,224                    $ (1,721)    $26,503
                                                          =======                     =======     =======
HELD TO MATURITY
1994
  U.S. Government agencies............................    $   952                    $     (7)    $   945
  Obligations of states and political subdivisions....     12,965        $ 65            (580)     12,450
  Mortgage-backed securities..........................     16,667                      (1,307)     15,360
                                                          -------        ----         -------     -------
                                                          $30,584        $ 65        $ (1,894)    $28,755
                                                          =======        ====         =======     =======

     Transfer of Securities from HTM to AFS: Effective in May 1995, the entire portfolio of securities held to maturity were reclassified as securities available for sale. The amount of securities transferred had a book value of $30,249,000, a fair value of $29,499,000, and a net unrealized loss of $750,000 at the time of transfer. Management believes that classification of all securities as available for sale will provide the Bank with greater flexibility in managing the Bank's assets and liabilities.

     The amortized cost and fair value of securities at December 31, 1995, by contractual maturity, are shown below in thousands. Maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                             AVAILABLE FOR SALE
                                                                            --------------------
                                                                            AMORTIZED     FAIR
                                                                              COST        VALUE
                                                                            ---------    -------
Due in one year or less...................................................   $ 1,243     $ 1,239
Due after 1 year through 5 years..........................................     6,507       6,522
Due after 5 years through 10 years........................................    15,192      15,282
Mortgage-backed securities................................................    24,786      24,630
Equity securities.........................................................       992         992
                                                                             -------     -------
                                                                             $48,720     $48,665
                                                                             =======     =======

     Because of their variable payments, mortgage-backed securities are not reported by a specific maturity grouping.

                             NORTH BANK CORPORATION

NOTE 4 -- SECURITIES -- CONTINUED
     Sales activities for the years ended December 31 were as follows, in thousands:

                                               AVAILABLE FOR SALE                HELD TO MATURITY
                                          -----------------------------    ----------------------------
                                           1995       1994       1993       1995       1994       1993
                                          -------    -------    -------    -------    -------    ------
Sales proceeds.........................   $62,290    $20,612    $78,981                          $9,251
Gross gains............................       334        104        980                             411
Gross losses...........................       445        478        167                              23

     At December 31, 1995, mortgage-backed securities with a carrying value of approximately $11,995,000 were pledged to secure public deposits and advances from the Federal Home Loan Bank (Note 10).

NOTE 5 -- LOANS

     Total loans consist of the following at December 31, in thousands:

                                                                              1995       1994
                                                                             -------    -------
Commercial................................................................   $20,923    $17,349
Consumer..................................................................    30,335     25,907
Real Estate...............................................................    39,073     38,577
                                                                             -------    -------
                                                                             $90,331    $81,833
                                                                             =======    =======

     Loans held for sale totaled $1,115,000 and $25,000 at December 31, 1995 and 1994, respectively. Loans sold with servicing retained totaled $1,671,000 and $32,088,000 at December 31, 1995 and 1994, respectively.

NOTE 6 -- ALLOWANCE FOR LOAN LOSSES

     An analysis of activity in the allowance for loan losses for the years ended December 31, follows in thousands:

                                                                        1995     1994     1993
                                                                        -----    -----    -----
Balance -- January 1.................................................   $ 949    $ 902    $ 993
  Provision charged to expense.......................................     307      180      150
  Loans charged off..................................................    (386)    (207)    (348)
  Recoveries.........................................................     118       74      107
                                                                        -----    -----    -----
Balance -- December 31...............................................   $ 988    $ 949    $ 902
                                                                        =====    =====    =====

     Information regarding impaired loans is as follows for 1995:

Average investment in impaired loans.................................   $ 319
Interest income recognized on impaired loans on cash basis...........      44

     Information regarding impaired loans at December 31, 1995 is as follows:

Total impaired loans.................................................   $ 389
Less loans for which no allowance for loan losses is allocated.......    (389)
                                                                        -----
Impaired loans for which an allowance for loan losses is allocated...   $   0
                                                                        =====
Portion of allowance allocated to these loans........................   $   0
                                                                        =====

                             NORTH BANK CORPORATION

NOTE 6 -- ALLOWANCE FOR LOAN LOSSES -- CONTINUED
     Nonperforming loans, including loans on nonaccrual and loans past due greater than 90 days, totaled $1,014,000 at December 31, 1994.

NOTE 7 -- PREMISES AND EQUIPMENT

     Premises and equipment by classification are as follows at December 31, in thousands:

                                                                              1995       1994
                                                                             -------    -------
Land......................................................................   $   640    $   497
Buildings and improvements................................................     4,507      4,712
Furniture and fixtures....................................................     3,974      3,915
                                                                             -------    -------
                                                                               9,121      9,124
Accumulated depreciation..................................................    (3,541)    (3,077)
                                                                             -------    -------
                                                                             $ 5,580    $ 6,047
                                                                             =======    =======

NOTE 8 -- DEPOSITS

     The aggregate amount of time certificates of deposit in denominations of $100,000 or more approximated $2,980,000 and $3,567,000 as of December 31, 1995
and 1994, respectively.

     At December 31, 1995, the maturity of certificates of deposits for each year is as follows:

1996...............................................................................   $39,023
1997...............................................................................     4,432
1998...............................................................................     3,992
1999...............................................................................     4,185
2000...............................................................................     3,783
Afterwards.........................................................................       176
                                                                                      -------
                                                                                      $55,591
                                                                                      =======

NOTE 9 -- INCOME TAXES

     The following are the components of the federal income tax expense (benefit) for the years ended December 31, in thousands:

                                                                          1995     1994    1993
                                                                          -----    ----    ----
Current expense........................................................   $  57    $ 27    $232
Deferred expense (benefit).............................................    (112)    (13)     28
Net operating loss benefit.............................................     (66)    (96)
                                                                          -----    ----    ----
                                                                          $(121)   $(82)   $260
                                                                          =====    ====    ====

                             NORTH BANK CORPORATION

NOTE 9 -- INCOME TAXES -- CONTINUED
     The net deferred tax asset (liability) at December 31, 1995 and 1994 is comprised of the following:

                                                                               1995      1994
                                                                               -----    ------
Deferred tax assets
  Net unrealized depreciation on securities available for sale..............   $  19    $  585
  Allowance for loan losses.................................................     154       140
  Nonaccrual interest.......................................................       3        14
  Pension...................................................................               100
  AMT credit carry forward..................................................     108       107
  Net operating loss........................................................     162        96
  Other.....................................................................      32        36
                                                                               -----    ------
                                                                                 478     1,078
Deferred tax liabilities
  Fixed assets..............................................................    (348)     (223)
  Purchase accounting adjustments...........................................    (310)     (477)
  Pension...................................................................     (17)
  Other.....................................................................     (45)      (61)
                                                                               -----    ------
                                                                                (720)     (761)
                                                                               -----    ------
Net deferred tax asset (liability)..........................................   $(242)   $  317
                                                                               =====    ======

     No valuation allowance has been provided on deferred tax assets.

     The difference between the financial statement tax expense and amounts computed by applying the federal statutory tax rate of 34% to pretax income is reconciled as follows:

                                                                        1995     1994     1993
                                                                        -----    -----    -----
Statutory rate applied to income (loss) before federal income
  taxes..............................................................   $ (51)   $  85    $ 575
Add (Deduct)
  Effect of tax exempt interest......................................    (125)    (210)    (299)
  Effect of disallowed interest expense..............................      19       27       31
  Other..............................................................      36       16      (47)
                                                                        -----    -----    -----
                                                                        $(121)   $ (82)   $ 260
                                                                        =====    =====    =====

     A tax operating loss carryforward in the amount of $96,000 expires in 2009. The remaining $66,000 in carryforward expires in 2010.

                             NORTH BANK CORPORATION

NOTE 10 -- LONG TERM BORROWINGS

     Included in long-term borrowings on the consolidated balance sheets are advances from the Federal Home Loan Bank (FHLB) which consist of the following at December 31, in thousands:

                                 RATE AT
                            DECEMBER 31,1995               MATURITY               1995           1994
                            -----------------         ------------------         ------         -------
Adjustable Rate Advances:
                                                      November 10, 1999                         $ 5,000
                                  5.908%              July 15, 1998              $9,000          10,000
Fixed Rate Advances:
                                                      August 15, 2003                             2,364
                                                      December 15, 2003                           2,364
                                                                                 ------         -------
                                                                                 $9,000         $19,728
                                                                                 ======         =======

     The adjustable rate advances are priced at the three-month LIBOR rate less three basis points. The advances are secured by approximately $11,495,000 in securities as of December 31, 1995. Interest is payable in monthly installments through the date of maturity. Prepayments on the adjustable rate advances up to 10% of the principal balance will be accepted by the FHLB given the Corporation's notification to the FHLB of their intent to prepay.

NOTE 11 -- EMPLOYEE BENEFIT PLANS

     The Corporation maintains an Employee Stock Ownership Plan (ESOP), which invests primarily in stock of North Bank Corporation. The ESOP is a stock bonus and defined contribution plan covering substantially all full-time employees ages 21 or older, having completed one full year of service. In accordance with the terms of the ESOP, employees may make voluntary contributions to the Plan of up to 10 percent of eligible compensation, subject to certain limitations. The Corporation will match employee contributions equal to the greater of 50% of the first 6% of compensation deferred by the participant or a discretionary amount determined by the employer. The Corporation may also make a supplemental matching contribution to the Plan in an amount determined by the employer. The Corporation's contributions for 1995 and 1994 were $62,000 and $49,000, respectively. At December 31, 1995, 48,114 shares were allocated to individual participants under the plan.

     The ESOP had a loan from a commercial bank which was paid off during 1995. Accordingly, the Corporation had guaranteed the ESOP's debt. As loan payments were made, unallocated shares were released and allocated to plan participants. The ESOP's repayments of the debt were made from the contributions and dividends on stock it received from the Corporation.

     The Corporation has a stock option plan, adopted by shareholders in 1993, which provides for the grant of a maximum of 20,000 shares of the Corporation's common stock to certain officers and employees at a price which is not less than the fair market value of the stock at the time the options are granted. The options

                             NORTH BANK CORPORATION

NOTE 11 -- EMPLOYEE BENEFIT PLANS -- CONTINUED granted are exercisable immediately and expire five years after the date of the grant. No options were granted in 1993. Activity in the plan was as follows:

                                                                                         SHARES
                                                                             OPTION    SUBJECT TO
                                                                             PRICE       OPTION
                                                                             ------    ----------
Options granted in 1994...................................................   $16.25       3,039
  Options expired.........................................................    16.25        (218)
                                                                                          -----
Outstanding December 31, 1994.............................................                2,821
  Options granted.........................................................    16.45       3,412
  Options expired.........................................................    16.25        (262)
  Options expired.........................................................    16.45        (255)
  Options exercised.......................................................    16.25        (283)
  Options exercised.......................................................    16.45        (279)
                                                                                          -----
Outstanding December 31, 1995.............................................                5,154
Exercisable at December 31, 1995..........................................    16.25       2,276
                                                                                          -----
                                                                              16.45       2,878
                                                                                          -----
                                                                                          5,154
                                                                                          =====

     Nonqualified stock options were granted to an officer of the Corporation during 1993. The options cover 4,000 shares of common stock at the price of $15.13 and expire in 1998. At December 31, 1995, the options had not been exercised.

     The Corporation sponsored a non-contributory, defined benefit pension plan covering substantially all employees. On December 31, 1994, the Corporation curtailed the defined benefit pension plan, which resulted in the freezing of benefits as of that date. The net loss due to the plan curtailment was $72,230 for 1994. During December 1995, the Corporation terminated the plan and settled $1,103,000 of the accumulated benefit obligation by making cash payments to plan participants and purchasing nonparticipating annuity contracts. The remaining accumulated benefit obligation is expected to be settled by April 1996. Defined benefits were not provided under any successor plan. The net loss due to the plan settlement was $773,910 for 1995.

     The following sets forth the plan's funded status and amounts recognized in the consolidated balance sheets at December 31, in thousands:

                                                                               1995     1994
                                                                               ----    -------
Actuarial present value of vested accumulated benefit obligation............   $(88)   $(1,098)
Plan assets at fair value...................................................    178        802
                                                                               ----    -------
  Excess (deficiency) of plan assets over (under) accumulated benefit
     obligation.............................................................     90       (296)
Unrecognized net loss.......................................................               536
Unrecognized transition asset...............................................               (33)
Adjustment required to recognize minimum liability..........................              (503)
                                                                               ----    -------
  Net pension assets (liabilities)..........................................   $ 90    $  (296)
                                                                               ====    =======

                             NORTH BANK CORPORATION

NOTE 11 -- EMPLOYEE BENEFIT PLANS -- CONTINUED
     Net pension cost included in operations, including the effects of curtailment and settlement, consisted of the following components:

                                                                         1995    1994     1993
                                                                         ----    ----    -------
Service cost-benefits earned..........................................           $ 88    $    80
Interest cost on projected benefit obligation.........................   $ 75      80         79
Expected return on plan assets........................................    (92)    (76)       (71)
Net amortization and deferral.........................................     (1)     34         34
Net loss due to curtailment...........................................             72
Net loss due to settlement............................................    774
                                                                         ----    ----    -------
  Net periodic pension cost...........................................   $756    $198    $   122
                                                                         ====    ====    =======

     In accordance with the provisions of Statement of Financial Accounting Standards No. 87, the Corporation recorded an additional minimum pension liability adjustment in 1994 representing the excess of the accumulated benefit obligation over the fair value of plan assets plus the amount recognized as prepaid pension costs. The additional minimum pension liability was included in "Other liabilities". This transaction, which had no impact on earnings, resulted in a reduction of shareholders' equity in 1994 of $332,640, net of tax.

     A weighted average discount rate of 7% was used in determining the actuarial present value of the accumulated benefit obligation in 1995 and 1994. The expected long-term rate of return on plan assets was 9% in both years.

NOTE 12 -- RELATED PARTY TRANSACTIONS

     The Corporation enters into transactions with certain executive officers, directors, and their related interests. Included in these transactions are loans which amounted to approximately $130,000 and $309,000 at December 31, 1995 and 1994, respectively. Deposit accounts with the same individuals amounted to $549,324 and $492,863 at December 31, 1995 and 1994, respectively.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

     From time to time, the Corporation is involved in legal matters in the ordinary course of business. Management believes that the ultimate resolution of such matters will not have a material effect on the consolidated financial statements.

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans and unused lines of credit. The Bank follows the same credit policy to make such commitments as is followed for loans and investments recorded in the consolidated financial statements.

     As of December 31, 1995, the Bank has outstanding commitments to make loans of which 67% are at fixed rates. These interest rates range from 8.25% to 9.75%. The Bank also funds unused lines of credit of which 26% are at fixed rates. The fixed interest rates on the line of credits range from 6.20% to 11.75%.

     Outstanding commitments at December 31 were as follows:

                                                                           1995          1994
                                                                        ----------    ----------
To make loans........................................................   $  341,000    $  201,000
To fund lines of credit..............................................    7,152,000     3,091,000
To extend letters of credit..........................................       75,000        68,000

                             NORTH BANK CORPORATION

NOTE 14 -- NORTH BANK CORPORATION (PARENT COMPANY ONLY) CONDENSED FINANCIAL
           INFORMATION (IN THOUSANDS)

     Presented below are condensed financial statements for the parent company:

                            CONDENSED BALANCE SHEETS

                                                                            1995         1994
                                                                           -------      ------
Assets
  Cash..................................................................   $    34      $   37
  Investment in subsidiary..............................................    10,545       9,415
  Other assets..........................................................        67          71
                                                                           --------     ------
                                                                           $10,646      $9,523
                                                                           ========     ======
Shareholders' equity....................................................   $10,646      $9,523
                                                                           ========     ======

                         CONDENSED STATEMENTS OF INCOME

                                                                     1995      1994       1993
                                                                     ----      ----      ------
Dividends from subsidiary.........................................   $289      $317      $  578
Operating expenses................................................     20        73          64
                                                                     ----      ----      ------
     Income before federal income tax and equity in undistributed
      or excess distributed earnings or loss of subsidiary........    269       244         514
Federal income tax benefit........................................      4        25          20
                                                                     ----      ----      ------
     Income before equity in undistributed or excess distributed
      earnings or loss of subsidiary..............................    273       269         534
Equity in undistributed or excess distributed earnings or loss of
  subsidiary......................................................   (302)       64         897
                                                                     ----      ----      ------
     Net income...................................................   $(29)     $333      $1,431
                                                                     ====      ====      ======

                             NORTH BANK CORPORATION

NOTE 14 -- NORTH BANK CORPORATION (PARENT COMPANY ONLY) CONDENSED FINANCIAL
           INFORMATION (IN THOUSANDS) -- CONTINUED
                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                1995        1994         1993
                                                                -----       -----       -------
CASH FLOW FROM OPERATING ACTIVITIES
  Net income (loss)..........................................   $ (29)      $ 333       $ 1,431
  Adjustments to reconcile net income to net cash from
     operating activities
     Equity in subsidiary's net (income)loss.................      13        (381)       (1,475)
     Increase (decrease) in other assets.....................       4         (13)           (8)
                                                                -----       -----       -------
          Net cash from operating activities.................     (12)        (61)          (52)
CASH FLOW FROM INVESTING ACTIVITIES
  Increase (decrease) in advances to subsidiary..............                               (45)
  Dividends from subsidiary..................................     289         317           578
                                                                -----       -----       -------
          Net cash from investing activities.................     289         317           533
CASH FLOWS FROM FINANCING ACTIVITIES
  Dividends paid to shareholders.............................    (289)       (288)         (265)
  Issuance of common stock...................................       9
  Repurchases of common stock................................                              (147)
                                                                -----       -----       -------
          Net cash from financing activities.................    (280)       (288)         (412)
Net increase in cash and cash equivalents....................      (3)        (32)           69
  Cash at beginning of period................................      37          69
                                                                -----       -----       -------
          Cash at end of year................................   $  34       $  37       $    69
                                                                =====       =====       =======

NOTE 15 -- DISCLOSURES REGARDING FAIR VALUE OF FINANCIAL INSTRUMENTS (IN THOUSANDS)

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Cash and Short-Term Investments: For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

     Securities: For securities, fair value is based upon market price quotes from brokers utilizing pricing formulas.

     Loans: The fair value of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

     Deposit Liabilities: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

     Long-Term Borrowings: The fair value of FHLB advances is estimated by discounting future cash flows using rates currently offered for similar terms.

     Accrued Interest Receivable/Payable: For these items, the carrying amount is a reasonable estimate of fair value.

                             NORTH BANK CORPORATION

NOTE 15 -- DISCLOSURES REGARDING FAIR VALUE OF FINANCIAL INSTRUMENTS (IN THOUSANDS) -- CONTINUED
     Commitments to Extend Credit and Standby Letters of Credit: The fair value of commitments is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated costs to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The fair values associated with these financial instruments are immaterial at December 31, 1995 and 1994.

     The estimated fair values of the Corporation's financial instruments are as follows:

                                                               1995                    1995
                                                       --------------------    --------------------
                                                       CARRYING      FAIR      CARRYING      FAIR
                                                        VALUE       VALUE       VALUE       VALUE
                                                       --------    --------    --------    --------
Financial assets
  Cash and short-term investments...................   $  6,621    $  6,621    $  8,121    $  8,121
  Securities........................................     48,665      48,665      57,087      55,257
  Loans.............................................     90,331      90,159      81,833      80,308
  Less: allowance for loan loss.....................       (988)       (988)       (949)       (949)
  Accrued interest receivable.......................      1,102       1,102       1,010       1,010
Financial liabilities
  Deposits..........................................    131,765     132,267     123,765     124,121
  Borrowings........................................      9,000       9,000      20,828      20,328
  Accrued interest payable..........................        516         516         496         496

NOTE 16 -- RESTRICTIONS ON SUBSIDIARY DIVIDENDS

     Banking laws and regulations restrict the amount the Bank can transfer to the Corporation in the form of cash dividends. At December 31, 1995, $3.6 million of retained earnings of the Bank was available for distribution to the Corporation as dividends without prior regulatory approval. It is not the intent of management to pay dividends in amounts which would reduce the capital of the Bank to a level below that which is considered prudent by management and in accordance with the guidelines of regulatory authorities.

NOTE 17 -- PENDING MERGER

     In February 1996, the Corporation entered into a definitive agreement to be acquired by Independent Bank Corporation of Ionia, Michigan (a publicly-traded corporation). The purchase price is estimated to be $33 per share of North Bank Corporation common stock. The acquisition is subject to both regulatory and shareholder approval and is expected to be completed during the second quarter of 1996.

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary......................   4
Risk Factors............................   9
Recent Developments.....................  15
Use of Proceeds.........................  16
Market for the Preferred Securities.....  16
Accounting Treatment....................  16
Capitalization..........................  17
Selected Consolidated Financial Data....  18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................  19
Business................................  34
Supervision and Regulation..............  39
Description of Preferred Securities.....  46
Description of Subordinated
  Debentures............................  58
Book-Entry Issuance.....................  67
Description of the Guarantee............  69
Relationship Among the Preferred
  Securities, the Subordinated
  Debentures and the Guarantee..........  71
Description of Capital Stock............  73
Certain Federal Income Tax
  Consequences..........................  74
ERISA Considerations....................  77
Underwriting............................  78
Validity of Securities..................  78
Experts.................................  79
Available Information...................  79
Incorporation of Certain Documents by
  Reference.............................  80
Index to Consolidated Financial
  Statements............................ F-1


                            ------------------------


     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY IBC CAPITAL, THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.


--------------------------------------------------------------------------------








































--------------------------------------------------------------------------------


                         600,000 PREFERRED SECURITIES



                             IBC CAPITAL FINANCE



                   % CUMULATIVE TRUST PREFERRED SECURITIES


                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)


                    FULLY AND UNCONDITIONALLY GUARANTEED, AS


                             DESCRIBED HEREIN, BY


                           [INDEPENDENT BANK LOGO]
                           ------------------------

                                  Prospectus
                                              , 1996
                           ------------------------

                          STIFEL, NICOLAUS & COMPANY
                                 INCORPORATED

--------------------------------------------------------------------------------

                                    PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Expenses in connection with the issuance and distribution of the securities being registered are estimated as follows, all of which are to be borne by the
Company:


        SEC Registration Fee...............................................   $5,227.27
        NASD Filing Fee....................................................
        Nasdaq Listing Fee.................................................       *
        Printing and Engraving Expenses....................................       *
        Accounting Fees....................................................       *
        Transfer and Registrar's Fees......................................       *
        Legal Fees and Expenses............................................       *
        Blue Sky Qualification Fees and Expenses...........................       *
        Miscellaneous......................................................       *
                                                                              ---------
             Total.........................................................
                                                                              =========


-------------------------
* To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Articles of Incorporation of the Company provide that its directors and officers are to be indemnified as of right to the fullest extent permitted under the Michigan Business Corporation Act ("MBCA"). Under the MBCA, directors, officers, employees or agents are entitled to indemnification against expenses (including attorneys' fees) whenever they successfully defend legal proceedings brought against them by reason of the fact that they hold such a position with the corporation. In addition, with respect to actions not brought by or in the right of the corporation, indemnification is permitted under the MBCA for expenses (including attorneys' fees), judgments, fines, penalties and reasonable settlement if it is determined that the person seeking indemnification acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to criminal proceedings, he or she had no reasonable cause to believe that his or her conduct was unlawful. With respect to actions brought by or in the right of the corporation, indemnification is permitted under the MBCA for expenses (including attorneys' fees) and reasonable settlements, if it is determined that the person seeking indemnification acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders; provided, indemnification is not permitted if the person is found liable to the corporation, unless the court in which the action or suit was brought has determined that indemnification is fair and reasonable in view of all the circumstances of the case.


     The MBCA specifically provides that it is not the exclusive source of indemnity. As a result, the Company adopted individual indemnification agreements with its directors. Approved by the Company's shareholders, the indemnification agreements provide a contractually enforceable right for prompt indemnification, except that indemnification is not required where: (i) indemnification is provided under an insurance policy, except for amounts in excess of insurance coverage; (ii) indemnification is provided by the Company outside of the agreement; (iii) the claim involved a violation of Section 16(b) of the Securities Exchange Act of 1934 or similar provision of state law; or
(iv) indemnification by the Company is otherwise prohibited by law. In the case of a derivative or other action by or in the right of the Company where a director is found liable, indemnity is predicated on the determination that indemnification is nevertheless appropriate, by majority vote of a committee of disinterested directors, independent legal counsel, or a court where the claim is litigated, whichever the indemnitee chooses. The protection provided by the indemnification agreements is broader than that under the MBCA, where indemnification in such circumstances is available only where specifically authorized by the court where the claim is litigated.

     In addition to the available indemnification, the Company's Articles of Incorporation, as amended, limit the personal liability of the members of its Board of Directors for monetary damages with respect to claims by the Company or its shareholders resulting from certain negligent acts or omissions.

     Under an insurance policy maintained by the Company, the directors and officers of the Company are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, action, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.


     Under the Trust Agreement, the Company will agree to indemnify each of the Trustees of IBC Capital or any predecessor Trustee for IBC Capital, and to hold each Trustee harmless against, any loss, damage, claims, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the Trust Agreement, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the Trust Agreement.



     The Company and IBC Capital have agreed to indemnify the Underwriter, and the Underwriter has agreed to indemnify IBC Capital and the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the Underwriting Agreement filed as
Exhibit 1 herewith.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     Reference is made to the Exhibit Index which appears at page II-4 of the Registration Statement.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant of the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against the public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes that: (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ionia, State of Michigan on November 8, 1996.


                                          INDEPENDENT BANK CORPORATION

                                          /s/ CHARLES C. VAN LOAN
                                          --------------------------------------
                                          Charles C. Van Loan, Principal
                                          Executive Officer


     Pursuant to the requirements of Securities Act of 1933, IBC Capital Finance certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ionia, and the State of Michigan on the 8th day of November, 1996.



                                          IBC CAPITAL FINANCE



                                          By: /s/ WILLIAM R. KOHLS

                                          --------------------------------------

                                          William R. Kohls, Trustee



                                          By: /s/ CHARLES C. VAN LOAN

                                          --------------------------------------

                                          Charles C. Van Loan, Trustee



     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



              SIGNATURE                               POSITION                     DATE
-------------------------------------     --------------------------------   -----------------
       /s/ CHARLES C. VAN LOAN            Principal Executive Officer and     November 8, 1996
-------------------------------------     Director
         Charles C. Van Loan

        /s/ WILLIAM R. KOHLS              Principal Financial Officer         November 8, 1996
-------------------------------------
          William R. Kohls

      /s/ JAMES J. TWAROZYNSKI            Principal Accounting Officer        November 8, 1996
-------------------------------------
        James J. Twarozynski

       /s/ WILLIAM F. EHINGER*            Director                            November 8, 1996
-------------------------------------
         William F. Ehinger

        /s/ KEITH E. BAZAIRE*             Director                            November 8, 1996
-------------------------------------
          Keith E. Bazaire

         /s/ TERRY L. HASKE*              Director                            November 8, 1996
-------------------------------------
           Terry L. Haske

         /s/ THOMAS F. KOHN*              Director                            November 8, 1996
-------------------------------------
           Thomas F. Kohn

       /s/ ROBERT J. LEPPINK*             Director                            November 8, 1996
-------------------------------------
          Robert J. Leppink

        /s/ REX P. O'CONNOR*              Director                            November 8, 1996
-------------------------------------
           Rex P. O'Connor

      /s/ ARCH V. WRIGHT, JR.*            Director                            November 8, 1996
-------------------------------------
         Arch V. Wright, Jr.

       /s/ CHARLES A. PALMER*             Director                            November 8, 1996
-------------------------------------
          Charles A. Palmer

*By     /s/ WILLIAM R. KOHLS
-------------------------------------
 William R. Kohls, Attorney-in-Fact

                                 EXHIBIT INDEX


                                 EXHIBIT NUMBER AND DESCRIPTION
         -------------------------------------------------------------------------------
 1*      Form of Underwriting Agreement
 4.1*    Form of Indenture, to be dated as of November   , 1996.
 4.2*    Form of Subordinated Debenture (included as an exhibit to Exhibit 4.1)
 4.3*    Certificate of Trust of IBC Capital Finance.
 4.4*    Trust Agreement of IBC Capital Finance dated as of November 7, 1996.
 4.5*    Form of Amended and Restated Trust Agreement of IBC Capital Finance to be dated as of November  , 1996.
 4.6*    Form of Preferred Security Certificate of IBC Capital Finance (included as an exhibit to Exhibit 4.5.)
 4.7*    Form of Preferred Securities Guarantee Agreement for IBC Capital Finance.
 4.8*    Form of Agreement as to Expenses and Liabilities (included as an exhibit to
         Exhibit 4.5).
 5.1*    Form of Opinion of Varnum, Riddering, Schmidt & Howlett LLP as to the validity of the issuance of the Subordinated Debentures.
 5.2*    Form of Opinion of Richards, Layton & Finger, special Delaware counsel, as to the legality of the Preferred Securities to be issued by IBC Capital Finance.
10(A)    Deferred Benefit Plan for Directors (incorporated hereby by reference to
         Exhibit 10(C) to the Company's report on Form 10-K for the year ended December
         31, 1984)
10(B)    The form of Indemnity Agreement approved by the Company's shareholders at its
         April 19, 1988 Annual Meeting, as executed with all of the Directors of the
         Company (incorporated herein by reference to Exhibit 10(F) to the Company's report on Form 10-K for the year ended December 31, 1988)
10(C)    Incentive Share Grant Plan, as amended, approved by the Company's shareholders at its April 21, 1992 Annual Meeting (incorporated herein by reference to
         Exhibit 10 to the Company's report on Form 10-K for the year ended December 31,
         1992)
10(D)    Nonemployee Director Stock Option Plan, approved by the Company's shareholders at its April 21, 1992 Annual Meeting (incorporated herein by reference to
         Exhibit 28 to the Company's Form S-8 Registration Statement, dated April 23,
         1993, filed under Registration No. 33-62086)
10(E)    Employee Stock Option Plan, approved by the Company's shareholders at its April
         21, 1992 Annual Meeting (incorporated herein by reference to Exhibit 28 to the
         Company's Form S-8 Registration Statement, dated April 30, 1993, filed under
         Registration No. 33-62090)
10(F)    Agreement and Plan of Reorganization among the Company, IBC Interim Co., and
         North Bank Corporation, dated February 2, 1996 (incorporated by reference to
         Exhibit 2.1 to the Company's Current Report on 8-K filed June 16, 1996)
10(G)    Agreement to Purchase Assets and Assume Liabilities By and Between the Company
         and First of America Bank-Michigan, National Association, dated September 18,
         1996
23.1*    Consent of KPMG Peat Marwick LLP, Independent Auditors.
23.2*    Consent of Crowe, Chizek and Company LLP, Independent Auditors.
23.3*    Consent of Varnum, Riddering, Schmidt & Howlett LLP (to be included in their opinion filed herewith as Exhibit 5.1)
23.4*    Consent of Richards, Layton & Finger (to be included in their opinion filed herewith as Exhibit 5.2)
24       Power of Attorney (included on the signature page)

                                 EXHIBIT NUMBER AND DESCRIPTION
         -------------------------------------------------------------------------------
25.1**   Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act
         as trustee under the Indenture.
25.2**   Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act
         as trustee under Amended and Restated Trust Agreement.
25.3**   Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act
         as trustee under the Preferred Securities Guarantee Agreement.


-------------------------

 * Filed herewith.


** To be filed.